      As filed with the Securities and Exchange Commission on May 14, 2003

                                                      Registration No. 333-
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                             -----------------------

                               The Journal Company
             (Exact name of registrant as specified in its charter)

           Wisconsin                                       2711                                                      20-0020198
(State or other jurisdiction of      (Primary Standard Industrial Classification Code                             (I.R.S. Employer
incorporation or organization)                            Number)                                                Identification No.)

                                                    333 West State Street
                                                 Milwaukee, Wisconsin 53203
                                                       (414) 224-2425
                                              (Address, including zip code, and
                                          telephone number, including area code, of
                                          registrant's principal executive offices)
                                                   -----------------------
                                                       Steven J. Smith
                                            Chairman and Chief Executive Officer
                                                     The Journal Company
                                                    333 West State Street
                                                 Milwaukee, Wisconsin 53203
                                                       (414) 224-2425
                           (Name, address, including zip code, and telephone number, including area code of agent for service)
                                                       with copies to:
  Benjamin F. Garmer, III                                                                                       Alan M. Klein
      Russell E. Ryba                                                                                    Simpson Thacher & Bartlett
      Foley & Lardner                                                                                        425 Lexington Avenue
 777 East Wisconsin Avenue                                                                                  New York, New York 10017
Milwaukee, Wisconsin 53202                                                                                       (212) 455-2000
      (414) 271-2400
                                                    -----------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ]

                             -----------------------

                         CALCULATION OF REGISTRATION FEE
================================================================================
                                  Proposed Maximum
   Title of Each Class of        Aggregate Offering                Amount of
Securities to be Registered          Price (1)                 Registration Fee
--------------------------------------------------------------------------------
Class A Common Stock,
  $.01 par value ............      $250,000,000                     $20,225
================================================================================
(1) Estimated in accordance with Rule 457(a) under the Securities Act of 1933 solely for purposes of calculating the registration fee.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED MAY 14, 2003


                                     Shares

                       [JOURNAL COMMUNICATIONS, INC. LOGO]

                              CLASS A COMMON STOCK

                               ------------------

Journal Communications, Inc. is offering         shares of our class A common
stock. This is our initial public offering, and there has been no public market for our class A common stock. We anticipate that the initial public offering
price will be between $    and $     per share.

                               ------------------

We intend to apply to list our class A common stock on the New York Stock Exchange under the symbol "JRN."

                               ------------------

Investing in our class A common stock involves risks. See "Risk Factors" beginning on page 8.

                               ------------------

                              PRICE $       A SHARE

                               ------------------

                                                    Underwriting
                                                    Discounts and     Proceeds to Journal
                                Price to Public      Commissions      Communications, Inc.
                              ------------------   ---------------   ----------------------
Per Share.................     $                    $                 $
Total.....................     $                    $                 $

Journal Communications, Inc. has granted the underwriters the right to purchase
up to an additional       shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
            , 2003.

                               ------------------

MORGAN STANLEY                                             ROBERT W. BAIRD & CO.




            , 2003

                                TABLE OF CONTENTS

Prospectus Summary..................................1
Risk Factors........................................8
Forward-Looking Statements.........................22
Use of Proceeds....................................24
Dividend Policy....................................25
Capitalization.....................................26
Selected Financial Data............................28
Management's Discussion and Analysis of
     Financial Condition and Results
     of Operations.................................31
Business...........................................62
Management.........................................87
JESTA and Employee Ownership.......................95
Principal Shareholders.............................96
The Share Exchange and the Tender Offer............97
Certain Relationships and Related
     Transactions..................................99
Description of Capital Stock......................101
Description of Indebtedness.......................116
Shares Eligible for Future Sale...................117
U.S. Federal Tax Consequences to Non-
     U.S. Holders.................................119
Underwriters......................................121
Legal Matters.....................................124
Experts  .........................................124
Where You Can Find More Information...............124
Index to Consolidated Financial
     Statements...................................F-1

                               ------------------

         Prior to and in connection with this offering, the shareholders of Journal Communications, Inc. will exchange all of their shares for shares of its wholly-owned subsidiary The Journal Company, as we describe in "The Share Exchange and the Tender Offer." Upon completion of the share exchange, The Journal Company will change its name to "Journal Communications, Inc." In this prospectus, when the distinction is not important, we use the terms "company," "we," "us" and "our" to refer to both Journal Communications, Inc. prior to the share exchange with The Journal Company and to Journal Communications, Inc. after the share exchange. When the distinction is important, we use the term "Old Journal" to refer to Journal Communications, Inc. before the share exchange, and the term "New Journal" to refer to Journal Communications, Inc. after the share exchange. We are filing a Registration Statement on Form S-4 in connection with the share exchange.

         We use the terms "class A common stock" and "class A shares" to refer to New Journal class A common stock that we are offering in this prospectus and that we intend to apply for listing on the New York Stock Exchange under the symbol "JRN." We use the terms "class B common stock" and "class B shares" to refer to New Journal class B-1 and class B-2 common stock, collectively. As we describe below under "The Share Exchange and the Tender Offer," the class B shares will be subject to restrictions on transfer and, for certain initial time periods, restrictions on conversion. After expiration of those periods, each class B-1 and class B-2 share will become convertible at the option of the holder into one share of class A common stock, subject to purchase option procedures contained in our articles of incorporation (as described below under "Description of Capital Stock"). We use the terms "class C common stock" and "class C shares" to refer to New Journal class C common stock. We use the term "common stock" to refer to the class A common stock, class B common stock and class C common stock, collectively.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of class A common stock and seeking offers to buy shares of class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the class A common stock.

         All information in this prospectus assumes that the share exchange is completed before the commencement of this offering. Completion of the share exchange is a condition to the closing of this offering.

         Until         , 2003, which is 25 days after the commencement of this
offering, all dealers that buy, sell or trade our class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------


                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and this offering of our class A common stock, we encourage you to read this prospectus in its entirety, especially the risks of investing in our class A common stock discussed under "Risk Factors" and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

                                   Our Company

         Founded in 1882, we are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 36 radio stations and six television stations in 11 states. Through our telecommunications subsidiary, Norlight Telecommunications, Inc., we own and operate a regional fiber optic network and provide integrated data communications solutions for small and mid-size businesses in seven states. We also provide a wide range of commercial printing services including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. In 2002, our total operating revenue was $801.4 million, 57.9% of which was generated from our publishing and broadcasting operations, 18.6% from telecommunications and 23.5% from printing services and other operations.

Our Competitive Strengths

         We believe our principal competitive strengths are:

     . Entrepreneurial Employee Ownership. Our entrepreneurial culture is fostered by our employee ownership tradition that began in 1937 with the establishment of an employee stock trust which owns 90% of our common stock prior to this offering. As of March 23, 2003, 2,405 of our 4,235 full-time employees owned units in the stock trust, representing 58% of our full-time workforce. For the last 66 years, employee ownership has driven shareholder value by enabling us to attract and retain motivated people with a high level of commitment to our business and whose spirit of teamwork has significantly energized our company.

     . Leading Market Position in Wisconsin and Broadcasting Presence in Mid-Sized Growth Markets. We own and operate two radio stations and a television station in the Milwaukee market, serving our 10 county Designated Market Area and its population of 2.2 million, and we publish the only major daily newspaper in the Milwaukee metropolitan area, which strongly positions our diversified media operations to serve southeastern Wisconsin. We also own and operate 39 other broadcasting assets located in mid-sized growth markets with diversified economies, many of which have large universities or state capitals. These markets are attractive because they offer potential for population growth, have appealing demographic profiles, often have fewer media competitors than larger markets, derive a significant portion of their revenue from local advertisers and offer opportunities for further consolidation.

     . Profitable and Differentiated Telecommunications Business. Our telecommunications network covers approximately 4,400 route miles primarily in the Great Lakes region, terminating not only in large cities such as Milwaukee and Chicago, but also in second and third tier markets such as Green Bay, Battle Creek and Rochester where fewer competitors have facilities. In developing our network, we have employed a highly disciplined approach to cost control and capital investment, which has allowed us to build a sophisticated and well utilized fiber optic network while still generating substantial returns on invested capital. We believe that our deep network penetration, financial stability and reputation for high quality customer service differentiates us from many of our competitors.

                                        1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


     . Diversified Operations with Multiple Growth Opportunities. Our diverse group of businesses helps reduce risks associated with any single business and mitigates our exposure to economic and advertising cycles. In addition, it allows us to strategically direct the cash flow generated by our operations across platforms to help effectively deploy our capital to take advantage of growth opportunities as and where they may arise.

     . Experienced Management Team. Our senior management team has in-depth operating experience, deep understanding of our culture and a highly disciplined approach to financial management. Over the past 10 years, this team has successfully completed and integrated approximately 40 acquisitions. Each of our chief executive officer, president and chief financial officer has served as a president of one of our business units, and our eighteen executive officers have an average tenure of 14 years with our company.

Our Growth Strategy

         Building on these strengths, we will seek to continue our growth through the following strategies:

     . Leverage our Publishing Business to Fund Growth Opportunities. We intend to utilize the cash flow generated in our largest business to both reinvest in publishing and invest in other growth opportunities. We also intend to further streamline our publishing operations and maximize the benefits from our recent $112 million investment in a new newspaper production facility, which was the largest capital investment in our history.

     . Continue Our Broadcast Acquisition Program. Over the last five years, we have acquired 28 broadcast stations in six geographic markets. These stations were generally owned by smaller, local operators lacking the management or financial resources of our company. We will continue to seek to acquire and integrate broadcast stations in certain existing markets, as well as in new markets with profiles similar to those we presently serve.

     . Continue Disciplined Investment in our Telecommunications Business. We intend to prudently reinvest capital in our telecommunications business so we can remain a premier regional provider of carrier and enterprise services and continue to generate returns on our invested capital.

     . Focus on Improving Operating Performance and Margin Expansion. We intend to continue our cost reduction initiatives across our businesses, which we believe will generate increased operating efficiency and cost savings and drive operating margin improvement. We also will continue to promote best operating practices across our businesses, including in our approach to providing exceptional customer service which we believe will enhance our profitability over time.

The Recapitalization

         The Journal Employees' Stock Trust, which we refer to as "JESTA," is an employee stock trust created to offer our employees the opportunity to participate in ownership of Old Journal. JESTA was created by Harry J. Grant, chairman of Old Journal from 1937 to his death in 1963. Prior to this offering, JESTA owned 90% of Old Journal's common stock, and the Grant family shareholders owned the balance. JESTA participants own units representing beneficial interests in the stock trust, with each unit representing beneficial ownership in one share of Old Journal common stock.

         Historically, employee purchases of units have been financed through borrowings from local financial institutions, and we have supported employee ownership through payment of cash dividends to unitholders. In 2002, we paid a dividend of $1.20 per unit, or a total of $31.6 million. As of March 23, 2003, we believe that employees and former employees had outstanding balances under demand notes secured by pledges of units to various financial institutions totaling $432.4 million.

                                        2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


         We intend that this public offering and subsequent tender offer (which we refer to as the "recapitalization") will provide unitholders an opportunity to gain liquidity for their units or retire debt incurred to purchase those units, while also continuing our longstanding tradition of employee ownership. We anticipate that many of our employees will avail themselves of this opportunity including members of our senior management team, who we anticipate may offer to sell shares in the tender offer. The Grant family shareholders have agreed not to participate in the tender offer. While we intend to terminate JESTA as part of the recapitalization, we will continue to encourage employee ownership of our class B shares following the offering through certain provisions of our articles of incorporation that require employees interested in selling class B shares to first offer them for sale to our other employees. We believe these provisions will facilitate the continuance of the competitive benefits we have enjoyed from employee ownership as well as maintain control of our class B common stock within our employee group (see "Description of Capital Stock").

                             -----------------------

         Our principal executive offices are located at 333 West State Street, Milwaukee, Wisconsin 53203, and our telephone number is (414) 224-2725. Our web site is www.jc.com. Information contained on our web site is not incorporated by reference into this prospectus and you should not consider information on our web site as part of this prospectus.

                                        3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                  The Offering

Class A common stock offered.......................                 shares

Common stock estimated to be outstanding after
this offering and before completion of the
tender offer:
         Class A common stock......................                 shares
         Class B common stock......................                 shares
         Class C common stock......................                 shares

Common stock estimated to be outstanding after
this offering and after completion of the
tender offer, assuming the tender offer is
fully subscribed and completed at the public
offering price:
         Class A common stock......................                 shares
         Class B common stock......................                 shares
         Class C common stock......................                 shares


Over-allotment option..............................                 shares

Voting rights:
         Class A common stock......................  One vote per share
         Class B common stock......................  10 votes per share
         Class C common stock......................  Two votes per share

Use of proceeds....................................  We anticipate that net proceeds from this
                                                     offering will be approximately $      million. We
                                                     intend to use all of the net proceeds from this
                                                     offering, plus up to an additional $      million in
                                                     funds that we expect to obtain from a new debt
                                                     facility, to fund the tender offer as described in
                                                     "The Share Exchange and the Tender Offer."

The share exchange.................................  Prior to this offering, the shareholders of Journal
                                                     Communications, Inc. will exchange all of their
                                                     shares for shares of The Journal Company, as
                                                     we describe in "The Share Exchange and the
                                                     Tender Offer."  Upon completion of the share
                                                     exchange, The Journal Company will change its
                                                     name to "Journal Communications, Inc." The
                                                     class A common stock, class B common stock
                                                     and class C common stock referred to in this
                                                     prospectus will constitute our capital structure
                                                     after the share exchange.

Dividend policy....................................  Our board of directors expects to continue to declare dividends on our common stock after
                                                     this offering, in its discretion and in light of all
                                                     relevant factors, including earnings, general
                                                     business conditions and working capital
                                                     requirements. Pursuant to our articles of
                                                     incorporation, each class of common stock has
                                                     equal rights with respect to cash dividends,
                                                     except that dividends on class C shares are

                                        4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                                     cumulative and will not be less than $      per
                                                     year. Our board of directors currently
                                                     anticipates it will initially declare annual
                                                     dividends of $      per class A and class B share
                                                     and $      per class C share.

Proposed New York Stock Exchange symbol.             JRN


         Unless we specifically state otherwise, the information in this prospectus does not take into account:

     .   the sale of up to       class A shares that the underwriters have the
         option to purchase from us solely to cover over-allotments; and

     .           class B shares to be authorized and reserved for issuance under our 2003 equity incentive plan and our 2003 employee stock purchase plan.

         If the underwriters exercise their over-allotment option in full and
without taking into account the tender offer, then       class A shares,
class B shares and       class C shares will be outstanding after this offering.
If the underwriters exercise their over-allotment option in full and if the tender offer is fully subscribed and completed at the public offering price,
then       class A shares,       class B shares and       class C shares will be
outstanding after the tender offer.

                                        5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                             Summary Financial Data

         The following table presents our summary consolidated historical financial data. The summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements, including the notes thereto, not included in this prospectus. The summary consolidated financial data for the first quarters ended March 24, 2002 and March 23, 2003 are derived from our unaudited condensed consolidated financial statements, appearing elsewhere in this prospectus, which include all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for these interim periods. You should not consider results for the first quarter ended March 23, 2003 to be indicative of results for the year ended December 31, 2003. This table should be read together with our other financial information, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in all years presented.

                                                                                                    First Quarter Ended(3)
                                                      Year Ended December 31,                       ----------------------
                                   -------------------------------------------------------------    March 24,    March 23,
                                    1998(1)      1999(2)       2000         2001         2002         2002         2003
                                   ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                          (in thousands, except per share amounts)
Statement of Earnings Data:
Operating revenue:
   Publishing ..................   $ 344,565    $ 347,137    $ 345,321    $ 320,615    $ 311,138    $  69,517    $  68,337
   Broadcasting ................     115,113      130,857      149,886      134,801      152,749       30,680       29,462
   Telecommunications ..........      81,875      101,428      126,586      151,992      148,674       34,905       33,750
   Printing services ...........     107,564       91,663      107,334      114,612       97,841       25,028       21,025
   Other .......................      81,916       82,275       90,105       86,767       90,974       19,925       21,893
                                   ---------    ---------    ---------    ---------    ---------    ---------    ---------
      Total operating revenue ..     731,033      753,360      819,232      808,787      801,376      180,055      174,467

Operating expense ..............     636,858      642,806      710,041      724,683      687,303      159,575      155,215
                                   ---------    ---------    ---------    ---------    ---------    ---------    ---------
Operating earnings .............      94,175      110,554      109,191       84,104      114,073       20,480       19,252
Net earnings(4) ................   $  60,708    $  69,449    $  66,384    $  47,757    $  57,920    $   7,338    $  11,302
                                   =========    =========    =========    =========    =========    =========    =========
Earnings Per Share Amounts
Continuing operations before
   accounting change ...........   $    2.08    $    2.56    $    2.43    $    1.76    $    2.46    $    0.46    $    0.44
Net earnings ...................   $    2.16    $    2.54    $    2.45    $    1.70    $    2.19    $    0.27    $    0.44

Balance Sheet Data:
Total assets ...................   $ 583,684    $ 638,506    $ 687,035    $ 730,778    $ 744,752    $ 715,531    $ 740,838
Total debt .....................   $      --    $  12,115    $      --    $   4,420    $  90,775    $  69,395    $  75,870
Shareholders' equity ...........   $ 447,884    $ 465,697    $ 508,519    $ 532,880    $ 476,544    $ 466,487    $ 480,073

Other Financial Data:
Depreciation ...................   $  33,549    $  36,657    $  38,710    $  40,882    $  44,726    $   9,977    $  10,433
Amortization ...................   $   8,618    $   8,940    $  11,408    $  10,814    $   1,909    $     352    $     396
EBITDA(5) ......................   $ 136,342    $ 156,151    $ 159,309    $ 135,800    $ 160,708    $  30,809    $  30,081
Capital expenditures ...........   $  44,821    $  68,529    $  96,758    $  90,172    $  53,169    $  16,323    $  16,784
Dividends ......................   $  31,057    $  31,286    $  36,765    $  37,866    $  31,597    $   7,942    $   7,775

Cash Flow Data:
Net cash provided by (used for):
   Operating activities ........   $ 106,181    $ 117,481    $ 133,123    $ 118,411    $  86,060    $  24,530    $  37,579
   Investing activities ........   $ (63,412)   $(199,893)   $ (94,030)   $(108,144)   $ (51,409)   $ (16,257)   $ (16,755)
   Financing activities ........   $ (25,371)   $ (38,798)   $ (33,035)   $ (11,918)   $ (31,714)   $  (9,004)   $ (22,680)

--------------------

(1) Includes two radio stations in Omaha, Nebraska from January 1; two radio stations in Knoxville, Tennessee from April 20; one radio station in Oracle, Arizona from June 9; three radio stations in the Boise, Idaho market from July 1; and two radio stations in Ontario, Oregon from July 1 (which we sold in April 2000). See footnote (1) to "Selected Financial Data."

(2) From June 14, 1999, includes three radio stations in Wichita, Kansas; one radio station in Arkansas City, Kansas, one radio station in Augusta, Kansas; two radio stations in Springfield, Missouri; one radio station in Sparta, Missouri; two radio stations in Tulsa, Oklahoma; one radio station in Henryetta, Oklahoma; and two radio stations in Omaha, Nebraska. Also includes one television station in Palm Springs, California from August 1, 1999. See footnote (2) to "Selected Financial Data."

(3) We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter).

                                        6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(4) Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." See footnote (4) to "Selected Financial Data." Had Statement No. 142, been applied retroactively as of January 1, 1998, our adjusted net earnings would have been $62,693, $73,365, $71,907, $53,287, $64,429, $13,847 and $11,302 for fiscal 1998 through 2002 and the first quarters ended March 24, 2002 and March 23, 2003, respectively, and our adjusted basic and diluted net earnings per share for the same periods would have been $2.23, $2.68, $2.65, $1.90, $2.44, $0.52 and $0.44, respectively.

(5) EBITDA is defined as operating earnings plus depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

     The following table presents a reconciliation of our consolidated operating earnings to consolidated EBITDA:

                                                                                   First Quarter Ended
                                           Year Ended December 31,                 -------------------
                            ----------------------------------------------------   March 24,  March 23,
                              1998       1999       2000       2001       2002       2002       2003
                            --------   --------   --------   --------   --------   --------   --------
                                                          (in thousands)

Operating earnings ......   $ 94,175   $110,554   $109,191   $ 84,104   $114,073   $ 20,480   $ 19,252
Depreciation ............     33,549     36,657     38,710     40,882     44,726      9,977     10,433
Amortization ............      8,618      8,940     11,408     10,814      1,909        352        396
                            --------   --------   --------   --------   --------   --------   --------
EBITDA ..................   $136,342   $156,151   $159,309   $135,800   $160,708   $ 30,809   $ 30,081
                            ========   ========   ========   ========   ========   ========   ========

                                        7
--------------------------------------------------------------------------------

                                  RISK FACTORS

         An investment in our class A common stock involves risk. You should carefully consider the risks we describe below before deciding to invest in our class A common stock. The market price of our class A common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this prospectus, including our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

Risks Relating to Our Diversified Media Business

Decreases in advertising spending, resulting from economic downturn, war, terrorism or other factors, could adversely affect our financial condition and results of operations.

         Approximately 47.5% of our revenue in 2002 was generated from the sale of local, regional and national advertising appearing in our newspapers and shoppers and for broadcast on our radio and television stations. Advertisers generally reduce their advertising spending during economic downturns, so a recession or further economic downturn could have an adverse effect on our financial condition and results of operations. Also, our advertising revenue tends to decline in times of national or local crisis because our radio and television stations broadcast more news coverage and sell less advertising time. For example, the threatened outbreak of hostilities in Iraq in March 2003 and the war itself had a negative impact on our broadcast results due to reduced spending levels by some advertisers, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks during their continuous coverage of the war. As a result, the war in Iraq, additional terrorist attacks or other wars involving the United States could adversely affect our financial condition and results of operations.

         Additionally, some of our printed publications and our radio and television stations generate a large percentage of their advertising revenue from a limited number of sources, including the automotive industry, political advertising and professional sports contracts. As a result, even in the absence of a recession or further economic downturn, adverse changes specifically affecting these advertising sources could significantly reduce advertising revenue and have a material adverse affect on our financial condition and results of operations.

         In addition, our advertising revenue and circulation revenue depend upon a variety of other factors specific to the communities that we serve. Changes in those factors could negatively affect those revenues. These factors include, among others, the size and demographic characteristics of the local population, the concentration of retail stores, and local economic conditions in general. If the population demographics, prevailing retail environment, or local economic conditions of a community served by us were to change adversely, revenue could decline and our financial condition and results of operations could be adversely affected. This is especially true with respect to the metropolitan Milwaukee market, which is served by our daily newspaper, the Milwaukee Journal Sentinel, one of our television stations, two of our radio stations and a number of our community newspapers and shoppers, and from which we derived approximately 36.1% of our operating revenue in 2002.

Our diversified media businesses operate in highly competitive markets, and we may lose market share and advertising revenue to competing newspapers, radio and television stations, as well as to other types of media competitors or through consolidation of media competitors.

         Our diversified media businesses operate in highly competitive markets. Our newspapers, shoppers, radio stations and television stations compete for audiences and advertising revenue with other newspapers, shoppers, radio stations and television stations, as well as with other media such as magazines, cable television, satellite television, satellite radio, outdoor advertising, the Internet and direct mail. Some of our current and potential competitors have greater financial, marketing, programming and broadcasting resources than we do.

         In newspapers and shoppers, our revenue primarily consists of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, yellow pages and the Internet and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality and customer service. Our local and regional competitors in community newspapers and shoppers are typically unique to each market, but we have many competitors for advertising revenue that are larger and have greater financial and distribution resources than us. Circulation revenue and our ability to achieve price increases for our print products are affected by competition from other publications and other forms of media available in our various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among young people. We may incur increasing costs competing for advertising expenditures and paid circulation. If we are not able to compete effectively for advertising expenditures and paid circulation, our revenue may decline and our financial condition and results of operations may be adversely affected.

         Our radio and television broadcasting businesses compete for audiences and advertising revenue primarily on the basis of programming content and advertising rates. Advertising rates are set based upon a variety of factors, including a program's popularity among the advertiser's target audience, the number of advertisers competing for the available time, the size and demographic make-up of the market served and the availability of alternative advertising in the market. Our ability to maintain market share and competitive advertising rates depends in part on audience acceptance of our network, syndicated and local programming. Changes in market demographics, the entry of competitive stations to our markets, the introduction of competitive local news or other programming by cable and satellite providers, or the adoption of competitive formats by existing stations could result in lower ratings and have a material adverse effect on our financial condition and results of operations.

         In addition, our operations may be adversely affected by consolidation in the broadcast industry, especially if competing stations in our markets are acquired by competitors who have a greater national scope and can offer a greater variety of national and syndicated programming for listeners and viewers and enhanced opportunities for advertisers to reach broader markets. If current regulatory restrictions on ownership of multiple stations in a single market are lifted, industry consolidation would be more likely to occur.

Seasonal and cyclical changes in advertising volume affect our quarterly revenue and results of operations and may cause our stock price to be volatile.

         Our quarterly revenue and results of operations are subject to seasonal and cyclical fluctuations that we expect to continue to affect our results of operations in future periods. Our first fiscal quarter of the year tends to be our weakest quarter because advertising volume is typically at its lowest levels following the holiday season. Our fourth fiscal quarter tends to be our strongest quarter, primarily because of revenue from holiday season advertising. Our quarterly revenue also varies based on the dynamics of the television broadcast industry. In particular, we experience fluctuations, primarily during our third and fourth quarters, during political voting periods as advertising dramatically increases. Also, since NBC has exclusive rights to broadcast the Olympics through 2008, our NBC affiliate stations experience increased viewership and revenue during Olympic broadcasts. Other factors that affect our quarterly revenue and results of operations may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, changes in newsprint prices and general economic factors. These quarterly fluctuations in revenue and results of operations may cause our stock price to be volatile.

We may not be able to acquire radio stations, television stations or newspapers, successfully manage acquired properties, or increase our profits from these operations.

         Our diversified media business has in the past expanded through acquisitions of radio and television stations and community newspapers and shoppers in selected markets. We intend to pursue continued growth through selected acquisitions if we are able to identify strategic acquisition candidates, negotiate definitive agreements on acceptable terms and, as necessary, secure additional financing.

         Our acquisition strategy includes certain risks. For example:

     . we may encounter unforeseen expenses, difficulties, complications or delays in connection with the integration of acquired entities and the expansion of operations;

     .   we may fail to achieve acquisition synergies;

     . we may encounter regulatory delays or other impediments in connection with proposed transactions;

     . our acquisition strategy may divert management's attention from the day-to-day operation of our businesses;

     .   key personnel at acquired companies may leave employment; or

     . we may be required to focus resources on integration of operations rather than more profitable areas.

         In addition, we may compete for certain acquisition targets with companies having greater financial resources than us. We cannot assure you that we will be able to successfully make future acquisitions or what effects those acquisitions may have on our financial condition and results of operations.

         We have in the past and may in the future "cluster" multiple radio and television stations in markets that we believe have demographic characteristics and growth potential suitable to further our business objectives. Multiple stations in the same geographic market area could make our results of operations more vulnerable to adverse local economic or demographic changes than they would otherwise be if our stations were located in geographically diverse areas.

         We anticipate that we would finance potential acquisitions through cash provided by operating activities and/or borrowings, which would reduce our cash available for other purposes. We cannot assure you, however, that we would be able to obtain needed financing in the event strategic acquisition opportunities are identified. We may also consider financing acquisitions by issuing additional shares of class A common stock, which would dilute your ownership. Another potential source of financing for future acquisitions is to incur more debt, which would lead to increased leverage and debt service requirements. Inherent in any future acquisitions is the risk of transitioning company cultures and facilities which could have a material adverse effect on our financial condition and results of operations, particularly during the period immediately following any acquisitions.

Our publishing business may suffer if there is a significant increase in the price of newsprint or a reduction in the availability of newsprint.

         The basic raw material for newspapers and shoppers is newsprint. Our newsprint consumption related to our publications totaled approximately $37.7 million in 2002, which was 12.1% of our total publishing revenue. We currently purchase approximately 95% of our newsprint from two suppliers. Our inability to obtain an adequate supply of newsprint in the future or significant increases in newsprint costs could have a material adverse effect on our financial condition and results of operations.

We may encounter difficulties or delays associated with our new printing facility for the Milwaukee Journal Sentinel, which could adversely affect our financial condition and results of operations.

         Our daily newspaper, the Milwaukee Journal Sentinel, completed construction of a new $112 million production facility in West Milwaukee, Wisconsin to house all printing, packaging, inserting and transportation processes. Although the installation and start-up of the new offset lithography presses is complete, we cannot assure you that we will not encounter unexpected difficulties or delays in connection with the new printing equipment or employee training on new press operation. Any such difficulties could result in a reduction in consumer confidence, a decline in circulation and a decline in advertising revenue, and could have a material adverse effect on our financial condition and results of operations.

Changes relating to information collection and use could adversely affect our ability to collect and use data, which could harm our publishing business.

         Recent public concern over methods of information gathering has led to the enactment of legislation in certain jurisdictions that restricts the collection and use of information. Our publishing business relies in part on telemarketing sales, which are affected by recent "do not call" legislation at both the federal and state levels. Further legislation, industry regulations, the issuance of judicial interpretations or a change in customs relating to the collection, management, aggregation and use of consumer information could materially increase the cost of collecting that data, or limit our ability to provide that information to our customers, and could adversely affect our results of operations.

If we are unable to respond to changes in technology and evolving industry standards, our radio stations may not be able to effectively compete.

         The broadcast media industry is subject to the emergence of new media technologies and evolving industry standards. Several new technologies are being developed which may compete with our radio stations, including:

     . audio programming by cable television systems, direct broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

     . satellite digital audio radio service, with sound quality comparable to that of compact discs, which has resulted in the introduction of several new satellite radio services including numerous niche formats;

     . in-band on-channel digital radio, which could improve the quality of existing AM and FM stations, including stations owned by us; and

     . expanded approval of low-power FM radio, which could result in additional FM radio broadcast outlets designed to serve small, localized areas.

These new technologies have the potential to introduce new market competitors or change the means by which radio advertisers can most efficiently and effectively reach their target audiences. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies.

If we are unable to respond to changes in technology and evolving industry standards, our television stations may not be able to effectively compete.

         New technologies could also adversely affect our television stations. Programming alternatives such as cable, direct satellite-to-home services, pay-per-view, the Internet and home video and entertainment systems have fractionalized television viewing audiences. Over the past decade, cable television programming services have captured an increasing market share, while the aggregate viewership of the major television networks has declined. In addition, the expansion of cable television and other technological changes have increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future increase our programming costs or impair our ability to acquire programming.

         In addition, video compression techniques, now in use with direct broadcast satellites and, potentially soon, for cable and wireless cable, are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very narrowly defined audiences may alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that these technological changes will have on the television industry or the future results of our television broadcast business.

If the network programming we broadcast pursuant to network affiliation agreements does not maintain satisfactory viewership levels, our advertising revenues, financial condition and results of operations may be adversely affected.

         The television viewership levels, and ultimately advertising revenue, for each station are materially dependent upon network programming, which is provided pursuant to network affiliation agreements. We cannot assure you that network programming will achieve or maintain satisfactory viewership levels. In particular, because three of our stations (including our low-power station) are parties to affiliation agreements with ABC and two with NBC, failures of ABC or NBC network programming to attract viewers or generate satisfactory ratings may have an adverse effect on our financial condition and results of operations. In addition, we cannot assure you that we will be able to renew our network affiliation agreements on as favorable terms or at all. The termination or non-renewal, or renewal on less favorable terms, of the affiliation agreements could have an adverse effect on us.

The costs of television programming may increase, which could adversely affect our results of operations.

         Television programming is a significant operating cost component in our broadcasting operations. We cannot assure you that we will not be exposed in the future to increased programming costs. Should such an increase occur, it could have an adverse effect on our results of operations. In addition, television networks have been seeking arrangements from their affiliates to share the networks' programming costs and to eliminate network compensation traditionally paid to broadcast affiliates. We cannot predict the nature or scope of any such potential compensation arrangements or the effect, if any, on our operations. Acquisitions of program rights for syndicated programming are usually made two or three years in advance and may require multi-year commitments, making it difficult to predict accurately how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs and decrease station earnings.

If our key on-air talent does not remain with us or loses popularity, our advertising revenue and results of operations may be adversely affected.

         We employ or independently contract with a number of on-air personalities and hosts of television and radio programs whose ratings success depends in part on audience loyalty in their respective markets. Although we have entered into long-term agreements with some of our key on-air talent and program hosts to protect our interests in those relationships, we cannot assure you that all or any of these key employees will remain with us over the long term. Furthermore, the popularity and audience loyalty of our key on-air talent and program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty could reduce ratings and may impact our ability to generate advertising revenue.

         In addition, our key local management employees are extremely important to our business since we believe that our growth and future success depends on retaining local management with knowledge of the community, its audience and its advertisers. Our inability to attract or retain these skilled personnel could have a material adverse impact on our financial condition and results of operations.

Changes in the professional sports industry could result in decreased ratings for our Milwaukee radio station and adversely affect our results of operations and financial condition.

         Our Milwaukee radio station, WTMJ-AM, currently maintains exclusive radio broadcast rights for the Green Bay Packers, Milwaukee Bucks and Milwaukee Brewers, and arranges a statewide radio network for these organizations. Our advertising revenue could be adversely affected by changes in the professional sports industry, such as a relocation of one of the local professional sports teams from the Wisconsin market or the potential loss of exclusivity due to league or team initiatives such as pay-per-listen, satellite radio or Internet broadcast of games. In addition, we could lose our exclusive broadcast rights during periodic bidding, or suffer damage to the marketplace value of sports advertising due to factors such as a players' strike, negative publicity or downturn in on-field performance of a team.

If cable systems do not carry our new digital channels, our revenue and results of operations may be adversely affected.

         Since our television stations are highly dependent on carriage by cable systems in many of the areas they service, any rules of the Federal Communications Commission (which we refer to as the "FCC") that impose no or limited obligations on cable systems to carry digital television signals in their local markets could result in some of our television stations not being carried on cable systems, which could adversely affect our revenue and results of operations.

If we cannot renew our FCC broadcast licenses, our business will be impaired.

         Our business depends upon maintaining our broadcast licenses, which are issued by the FCC. Our broadcast licenses will expire between 2004 and 2006 and are renewable. Interested parties may challenge a renewal application. The FCC has the authority to revoke licenses, not renew them, or renew them only with significant qualifications, including renewals for less than a full term. We cannot assure you that our future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect our operations. If we fail to renew any of our licenses, or renew them with substantial conditions or modifications (including renewing one or more of our licenses for a term of fewer than eight years), it could prevent us from operating the affected station and generating revenue from it.

The FCC may impose sanctions or penalties for violations of rules or regulations.

         If we or any of our officers, directors or significant shareholders materially violate the FCC's rules and regulations or are convicted of a felony or are found to have engaged in unlawful anticompetitive conduct or fraud upon another government agency, the FCC may, in response to a petition by a third party or on its own initiative, in its discretion, commence a proceeding to impose sanctions upon us which could involve the imposition of monetary penalties, the denial of a license renewal application, revocation of our broadcast licenses or sanctions. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the broadcast station only after we had exhausted all administrative and judicial review without success.

We could experience delays in expanding our business due to antitrust laws.

         The Federal Trade Commission, the United States Department of Justice and the FCC carefully review our proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and the effects on concentration of market revenue share. Recently, the Department of Justice has challenged a number of radio broadcasting transactions. Some of these challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Department of Justice has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require us to modify or abandon an otherwise attractive opportunity. The filing of petitions or complaints against us or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses.

Regulatory changes may result in increased competition in our radio and television broadcasting business.

         The radio and television broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act of 1934, as amended, and FCC rules and policies limit the number of broadcasting properties in which any person or entity may have an attributable interest in any market and require FCC approval for transfers of control and assignments of licenses. These restrictions include a national limit on broadcast television stations to an aggregate audience reach of 35% of all households. These restrictions also include a variety of local limits on ownership, such as a limit of one television station in medium and smaller markets and two stations in larger markets as long as one station is not a top-four rated station (known as the duopoly rule), prohibitions on ownership of a daily newspaper and broadcast station in the same market and limits of four to eight radio stations and one television station in the same market. These regulations currently prevent us from entering dual-station ownership and cross-ownership arrangements in various attractive markets.

         In February 2002, the U.S. Court of Appeals determined that the FCC has not provided legal justification for its long-standing 35% national ownership cap. The FCC is now charged with either justifying a cap or eliminating it altogether. If the national ownership cap is liberalized or abolished, television operators that are currently at the limit will be able to acquire additional stations, which may give them a competitive advantage over us, since they have much greater financial and other resources than we have. In addition, the networks' ability to acquire additional stations could give them "leverage" over their affiliates on issues such as compensation and program clearance, in part because of the risk that a network facing an uncooperative affiliate could acquire a station in the market and terminate its agreement with that affiliate. The FCC is also currently reviewing several of its other ownership restrictions, including the restriction on ownership of more than one television station in medium and smaller markets, the restrictions on ownership of both radio and television stations in the same market, and the current prohibition on ownership of a daily newspaper and a broadcast station (radio or television) in the same market. Should the FCC decide to limit or eliminate any of these restrictions, which is not expected until June 2003, at the earliest, we may then face increasing competition with larger and more diversified entities for circulation and advertising revenue.

Risks Relating to Our Telecommunications Business

Telecommunications technology changes very rapidly, which could result in price declines or render our telecommunications technology obsolete.

         We expect that new telecommunications products and technologies will emerge and that existing products and technologies, including high speed data transmission, voice transmission over the Internet and wireless technologies, will further develop. These new products and technologies may reduce the prices for our telecommunications services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. As a result, our most significant competitors in the future may be new entrants to our markets which would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology in order to continue to compete effectively. The future success of our telecommunications business depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes.

         Advances in transmission equipment used with fiber optic technology have resulted in significant per circuit price declines in the fiber optic cable transmission industry. Recent changes in technology have continued to lower the cost of providing services. If there is less demand than we project or a bigger drop in prices than we project, it could adversely affect our operating margins and, accordingly, our results of operations. We cannot be certain, even if our projections with respect to those factors are realized, that we will be able to implement our strategy or that our strategy will be successful in the rapidly evolving telecommunications market.

Continued overcapacity and intense competition may necessitate further price decreases which would have an adverse effect on our results of operations.

         While many competitors in the telecommunications industry have been acquired or ceased operations within the past two fiscal years, our telecommunications business continues to compete with multiple large national carriers, regional carriers and local exchange carriers. Many of these competitors have built large fiber optic networks that remain underutilized, resulting in excess capacity that places downward pressure on the prices we and others are able to charge for our telecommunications services. Continued excess capacity and price competition could further decrease the prices we are able to charge our customers, which could have an adverse effect on our results of operations.

The expenditures necessary to sufficiently develop our telecommunications network to reach customers within the local exchange network and develop our telecommunications services in order to satisfy our customers demands may surpass our available cash, and we may be unable to obtain additional capital to develop our services on a timely basis and on acceptable terms.

         Although we have expended significant resources in building our telecommunications network and the developing telecommunications customer base, we may require significant additional cash to develop local access capacity and the range of services we can offer throughout our service area in order to remain competitive in our market. We may have to expand or adapt our telecommunications network components to respond to the following:

     .   a need for new product offerings, specifically local access capacity;

     .   an increasing number of customers;

     .   demand for greater transmission capacity;

     .   changes in our customers' service requirements; and

     .   technological advances.

         These expenditures for expansion and for more services, together with associated operating expenses, may reduce our cash flow and profitability. We cannot guarantee that additional financing will be available to us or, if available, that we can obtain it on a timely basis and on acceptable terms.

Service interruptions on the network could cause immediate loss of revenue, payment of outage credits to our customers and the loss of our customers' confidence and our business reputation.

         Our success in marketing our telecommunications services to our customers requires that we provide high reliability, high bandwidth and a secure network. Our network and the infrastructure upon which it depends requires the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world, and are subject to physical damage, power loss, capacity limitations, software defects, breaches of security and other disruptions beyond our control that may cause interruptions in service or reduced capacity for customers. While we have built-in system redundancies to reduce these risks, a prolonged network failure could jeopardize our ability to continue operations. Our agreements with our customers typically provide for the payment of outage related credits (a predetermined reduction or offset against our lease rate when a customer's leased facility is non-operational or otherwise does not meet certain operating parameters). In the case of a large-scale disruption of our network or the support infrastructure, these credits could be substantial and could significantly decrease our net revenue. In addition, should a significant service interruption occur, our ongoing customers may choose a different provider and our reputation may be damaged, reducing our attractiveness to new customers.

         To the extent that any disruption or security breach results in a loss or damage to our customers' data or applications, or inappropriate disclosure of confidential information, we may incur liability and suffer from adverse publicity. We may also incur additional costs to remedy the damage caused by these disruptions or security breaches.

Our network utilization is dependent on maintaining our rights-of-way and indefeasible rights of use.

         The construction and operation of significant portions of our fiber optic network depend upon rights-of-way from railroads, utilities, governmental authorities and third-party landlords, and we also have obtained indefeasible rights of use (called "IRUs") from other telecommunications providers that are critical to our ability to operate our fiber optic network. Our rights-of-way and IRUs are generally subject to expiration at some future date. We cannot guarantee that we will be able to maintain all of our existing rights-of-way and IRUs, and the loss of a substantial number of existing rights-of-way or IRUs or our inability to renew existing agreements would have a material adverse impact on our business, financial condition and results of operations.

         While IRUs are commonly used in the telecommunications industry, they remain a relatively new concept in property law. Although they give the holder a number of rights to control the relevant rights-of-way or fiber optic filaments, legal title remains with the grantor of the rights. Therefore, the legal status of IRUs remains uncertain, and our IRUs might be voidable in the event of bankruptcy of the grantor. If we were to lose an IRU in a key portion of our network, our ability to service our customers could become seriously impaired and we could be required to incur significant expense to resume the operation of our fiber optic network in the affected areas.

We need to obtain additional capacity for the network from other providers in order to serve our customers and keep our costs down.

         We lease telecommunications capacity and obtain rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the scope of our network. Any failure by these companies to provide service to us would adversely affect our ability to serve our customers or increase our costs of doing so. Costs of obtaining local services from other carriers comprise a significant proportion of the operating expenses of long distance carriers, including our telecommunications business.

We could be harmed by the recent adverse developments affecting other telecommunications companies.

         WorldCom and Global Crossing together accounted for 20.1% and 22.5% of our telecommunications revenue in 2002 and 2001, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002, and both companies are also currently under investigation by the Securities and Exchange Commission and the Justice Department. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. A renewal service contract with Global Crossing is being negotiated, though Global Crossing retains the right to accept or reject our current contract under federal bankruptcy law. WorldCom also has a right to accept or reject our current contract under federal bankruptcy law. Continued weakness in the telecommunications industry could have future adverse effects on us, including reducing our ability to collect receivables and to access the capital markets on favorable terms.

Federal regulation of the telecommunications industry is changing rapidly and we could become subject to unfavorable new rules and requirements which could impose substantial financial and administrative burdens on us and interfere with our ability to successfully execute our business strategies.

         Regulation of the telecommunications industry is changing rapidly. Since our relationships with the telecommunications companies with whom we deal are all affected by our respective positions in the federal, state and local regulatory scheme, existing and future federal, state, and local governmental regulations will influence our viability. Consequently, undesirable regulatory changes could adversely affect our business, financial condition and results of operations. For example, the FCC continues to consider and approve the applications of the incumbent local exchange carriers (ILECs) to expand service offerings to include long distance services. One such ILEC (SBC) has been granted this right in certain parts of its operating region and is expected to receive qualified approval to offer this service in much of Norlight's footprint during 2003 and 2004. Increased competition by SBC resulting from these regulatory changes may adversely affect our revenue. In addition, the FCC has recently completed its second Triennial Review of the Telecommunications Act of 1996. A number of changes affecting the availability and pricing of ILEC facilities and services may adversely affect our results of operations. The FCC may also increase regulation over our Internet access services and subject our business to increased assessments to support universal service.

The role of the states in regulation of companies providing telecommunications services is increasing, although the rules continue to vary substantially from state to state, and we may become increasingly subject to burdensome and restrictive state regulations.

         The FCC's Triennial Review appears to have expanded the role of the states in the determination of service availability, pricing and other factors having an impact on competition at the state level. Heightened legislative activity and state public utility commission involvement is anticipated, requiring continued vigilance and the commitment of resources. Depending on factors unique to the local marketplace, the rules can and will vary substantially from state to state. Moreover, if we expand our fiber optic network into a broader geographic area, we may be subject to additional state regulations. The costs of maintaining compliance with and abiding by state regulatory obligations could have a material adverse effect on our results of operations.

Municipal regulation of our access to public rights-of-way is subject to change and could impose administrative burdens that would adversely affect our business.

         Local governments affect the timing and costs associated with our use of public rights-of-way because they typically retain the ability to license public rights-of-way, subject to the federal requirement that local governments may not prohibit the provision of telecommunications services. Change in local government regulation could impose additional costs on our business and limit our operations.

Risks Relating to Our Printing Services Business and Other Segment

We are dependent on a few large customers, and the loss of one of those customers could have a material adverse impact on our results of operations.

         Our printing services and label printing businesses currently generate a significant percentage of their operating revenue from a few large customers. In 2002, a single customer accounted for 37.6% of our printing services revenue and a different customer accounted for 50.7% of our label printing business' revenue. As a result, the loss of either of these customers could have a material adverse affect on our business. We cannot guarantee that our current customers will continue to do business with us after the expiration of their existing commitments.

Postal rate increases and disruptions in postal services could lead to reduced volume of business.

         Our printing services business, as well as our direct marketing business, have been negatively impacted from time to time during the past years by postal rate increases. In 2002, first class rates and standard class rates were increased. These increases will be likely to force customers to mail fewer and lighter pieces. Additionally, the amount of mailings could be reduced in response to disruptions in and concerns over the security of the U.S. mail system. These sorts of responses by customers could negatively impact us by decreasing the amount of printing and direct marketing services or other services that our customers purchase from us, which could result in decreased revenue.

Shifts in trends in the computer hardware and software markets could have a material adverse impact on our printing services business.

         Our printing services business currently relies in significant part on revenue from computer hardware and software manufacturers. The computer hardware and software markets are often volatile and subject to changes depending upon, among other things, technological improvements and consumer preferences. Trends in these markets towards printing user manuals containing fewer pages, or making those manuals accessible on-line, could have an adverse impact on our printing services business. In addition, as the rate of technological improvement slows and the sales of computer hardware and software lag, the pace of introduction of new products by hardware and software manufacturers slows as well. As a result, computer hardware and software manufacturers are placing an increasing emphasis on the price of printing services in addition to the quality of customer service. We may not be able to provide our customers with printing services at lower cost than some of our larger, national competitors.

Revenue from our direct marketing business may decline if our data products do not maintain technological competitiveness.

         Our direct marketing service business is affected by the complexity and uncertainty of new technologies. If we are not able to maintain technological competitiveness in our data products, processing functionality or software systems and services, we may not be able to provide effective or efficient service to our customers, and our revenue may decline.

Other Business Risks

We depend on key personnel, and we may not be able to operate and grow our business effectively if we lose the services of any of our senior executive officers or are unable to attract qualified personnel in the future.

         We are dependent upon the efforts of our senior executive officers. The success of our business is heavily dependent on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our personnel. We have not entered into employment agreements with our key personnel, and these individuals may not continue in their present capacity with us for any particular period of time. We do not have key man insurance for any of our executive officers or key personnel. The loss of any senior executive officer could require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Our inability to find a replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

Our business may be negatively affected by work stoppages, slowdowns or strikes by our employees.

         Currently, there are fourteen bargaining units representing approximately 1,100 (or approximately 18%) of our total number of employees. We have entered into various collective bargaining agreements with these bargaining units, some of which expire in 2003, and some of which expire shortly thereafter. We cannot assure you as to the results of negotiations of future collective bargaining agreements, whether future collective bargaining agreements will be negotiated without interruptions in our businesses, or the possible impact of future collective bargaining agreements on our financial condition and results of operations. We also cannot assure you that strikes will not occur in the future in connection with labor negotiations or otherwise. Any prolonged strike or work stoppage could have a material adverse effect on our financial condition and results of operations.

Risks Relating to the Public Offering

There may be future sales of a substantial amount of class A shares upon conversion of class B shares, including sales by shareholders who own a large amount of class B shares, that may depress the price of class A common stock.

         Substantial numbers of our shares are held by employees, retirees and the Grant family shareholders. These holders have not had access to a public market in which to sell their shares. We cannot assure you that these significant shareholders will not take advantage of a public market to sell significant amounts of their stock. Substantial sales could adversely affect the market value of the class A common stock.

         Once the applicable restrictions on conversion of our class B common stock expire, those shares will be eligible to be converted into class A shares and sold in the public market (subject to certain prior purchase options under
our articles of incorporation). Specifically, approximately      shares of class
B-1 common stock will become convertible after 360 days following the date of this prospectus, and approximately shares of class B-2 common stock will become convertible after 540 days following the date of this prospectus. The foregoing share amounts do not give effect to the tender offer. If our existing shareholders sell substantial amounts of our common stock in the public market following the end of the applicable restriction period, or if there is a perception that these sales may occur, the market price of our class A common stock could decline. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

         Before this offering, we entered into an agreement with the Grant family shareholders that allows them to exercise unlimited piggyback registration rights with respect to their shares of our class A common stock (including shares of class A common stock received upon conversion of class B common stock after expiration of the restricted periods, and shares of class A common stock received upon conversion of class C common stock at any time). The Grant family shareholders also have unlimited demand registration rights with respect to their shares of our class A common stock (including shares of class A common stock received upon conversion of class B common stock after expiration of the restricted periods, and shares of class A common stock received upon conversion of class C common stock at any time) beginning 720 days after the date of this prospectus, although we would not be required to register any shares pursuant to a demand registration if the number of shares to be registered are less than .

Prior to this offering, there has not been a public market for our class A common stock. The price of our class A common stock may fluctuate substantially, which could negatively affect our shareholders.

         Prior to this offering, there has been no public market for our class A common stock. We cannot be certain that future market prices for our class A shares will equal or exceed the public offering price per share set forth on the cover page of this prospectus. The price at which our class A common stock will trade will depend upon a number of factors (some of which are beyond our control) including, but not limited to:

     .   changes in earnings estimates by financial analysts;

     .   our failure to meet financial analysts' performance expectations;

     . changes in market valuations of other diversified media companies or other companies in our industries;

     . the expiration of the applicable public sale restriction periods to which the class B-1 and or class B-2 shares are subject, which could result in additional shares being sold in the market; and

     .   general market and economic conditions.

         Our stock price may fluctuate substantially due to the relatively small percentage of our stock available publicly, fluctuations in the price of the stock of companies in our industries and general volatility in the stock market. Fluctuations such as these may negatively affect the market price of our class A common stock. In addition, many of the risks described elsewhere in this Risk Factors section could materially and adversely affect our stock price.

Class A shareholders will not be able to control any of our management policies or business decisions because they will have substantially less voting power than holders of class B common stock.

         Our common stock is divided into shares of class A, class B and class C common stock. The holders of class B common stock have 10 votes per share on all matters, holders of class A common stock have one vote per share, and holders of class C common stock have two votes per share. Upon completion of this offering and without giving effect to the tender offer, class B common stock will constitute about % of our total voting power. As a result, holders of class B shares will be able to exercise a controlling influence over our business and will have the power to elect our directors.

Our articles of incorporation and bylaw provisions, and several other factors, could limit another party's ability to acquire us without approval by our board of directors, which may deprive you of the opportunity to obtain a takeover premium for your shares.

         A number of provisions that are in our articles of incorporation and bylaws will make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares. For example, our articles of incorporation provide for a classified board of directors and authorize the issuance of preferred stock without shareholder approval and upon such terms as our board of directors may determine. Additionally, our articles provide that a two-thirds vote of our common stock is required to undertake certain change of control transactions, a sale of our Journal Sentinel subsidiary, or a relocation of our corporate headquarters outside of Milwaukee, Wisconsin. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, a majority of our outstanding stock and could adversely affect the prevailing market price of the class A common stock. The rights of the holders of class A common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock that may be issued in the future.

         In addition, our capital structure may deter a potential change in control because our voting power will be concentrated in our class B common stock. These shares will be held by our current shareholders and cannot be transferred at any time except to certain persons. Any attempted transfer of class B shares in violation of our articles of incorporation will be void. These restrictions on transfer of our class B common stock have the effect of preventing potential acquirors from obtaining voting control in a transaction not approved by our board of directors, and therefore may be a deterrent to a potential acquisition transaction.

You might not be able to sell your stock if an active market for our class A common stock does not develop or continue.

         Prior to the offering, you could not buy or sell our common stock publicly. We intend to apply to list our class A common stock on the New York Stock Exchange under the symbol "JRN." However, an active public market for our class A common stock may not develop or be sustained after the completion of the offering. If an active market does not develop or is not sustained, it may be difficult for you to sell your class A shares at a price that is attractive to you or at all.

In connection with the recapitalization, we may incur more debt than we historically have, which we would need to service.

         In addition to the net proceeds from this offering, we may draw funds from a new debt facility that we intend to enter into to fund the tender offer. Historically, we have operated with very little debt as our cash flow from operations has generally been sufficient to meet our cash needs. If we are unable to repay any debt borrowed in connection with the tender offer or are forced to raise additional debt, several important consequences to the holders of our common stock could result, including, but not limited to, the following:

     . a substantial portion of our cash flow from operations could be dedicated to debt service and would not be available for other purposes, including for funding future expansion and ongoing capital expenditures;

     . our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate or other purposes could be impaired;

     . our leveraged position could limit our ability to compete, expand and make capital improvements; and

     . our level of indebtedness could increase our vulnerability to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

                           FORWARD-LOOKING STATEMENTS

         We make certain statements in this prospectus that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act, and we are including this statement for purposes of those safe harbor provisions. These forward-looking statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," Management's Discussion and Analysis of Financial Conditions and Results of Operations," and "Business," and generally include all statements other than statements of historical fact, including statements regarding our future financial position, business strategy, budgets, projected revenues and expenses, expected regulatory actions and plans and objectives of management for future operations. We use words such as "may," "will," "intend," "anticipate," "believe," or "should" and similar expressions in this prospectus to identify forward-looking statements.

         These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors could cause actual results to differ materially from those expressed or implied by those forward-looking statements. Among such risks, uncertainties and other factors that may impact us are those described in "Risk Factors" and the following:

     .   changes in advertising demand;

     .   changes in newsprint prices and other costs of materials;

     . changes in federal or state laws and regulations or their interpretations (including changes in regulations governing the number and types of broadcast and cable system properties, newspapers and licenses that a person may control in a given market or in total);

     . the availability of quality broadcast programming at competitive prices;

     .   changes in network affiliation agreements;

     . quality and rating of network over-the-air broadcast programs available to our customers;

     . effects of the loss of commercial inventory resulting from uninterrupted television news coverage and potential advertising cancellations due to war or terrorist acts;

     . effects of the rapidly changing nature of the publishing, broadcasting, telecommunications, and printing industries, including general business issues and the introduction of new technologies;

     . effects of bankruptcies and government investigations on customers of our telecommunications wholesale services;

     . the ability of regional telecommunications companies to expand service offerings to include intra-exchange services;

     .   changes in interest rates;

     .   the outcome of pending or future litigation;

     .   energy costs;

     . the availability and effect of acquisitions, investments, and dispositions on our results of operations or financial condition; and

     .   changes in general economic conditions.

         We caution you not to place undue reliance on these forward-looking statements, which we have made as of the date of this prospectus.

                                 USE OF PROCEEDS

         We will receive net proceeds from this offering of approximately $ million, after deducting the underwriting discounts and estimated offering
expenses, or approximately $       million if the underwriters exercise their
over-allotment option in full.

         We intend to use the net proceeds from this offering, plus up to an
additional $       million in funds that we expect to obtain from our new $
million debt facility, to fund the tender offer as described under "The Share Exchange and the Tender Offer."

         We anticipate that the price offered in the tender offer will be at or above the offering price of the class A shares in this offering. However, we will determine the tender offer price, which may be at, above or below the market price of the class A shares at the time of the tender offer.

         We anticipate that holders of class B common stock will be able to
offer to sell in the tender offer, without any fees or commissions, up to      %
and possibly up to      % of their class B shares. In this manner, tenders of up
to      % of a holder's class B shares will be accepted, and to the extent some
holders tender less than      % of their class B shares, then this shortfall
will be allocated to the holders that have tendered more than the      % amount
(but no more than      %) on a pro rata basis.

         The final percentages will be set by our board of directors at the time the tender offer is commenced. The board will take into consideration the amount of net proceeds we receive in this offering, the availability of funds under our new debt facility and the market price of the class A common stock. No final decision will be made until the time the tender offer is commenced, and even then, we could change the terms of the tender offer prior to its completion. We cannot assure you that the tender offer will occur on these terms.

         In connection with our share exchange, the holders of Old Journal common stock and beneficial interests in Old Journal common stock will be entitled to exercise dissenters' rights. To the extent dissenters' rights are exercised, a portion of the proceeds of this offering may be used to satisfy our resulting obligations.

                                 DIVIDEND POLICY

         The following table sets forth the per share cash dividends declared and paid on Old Journal common stock for the periods indicated on an actual
basis and as adjusted to give effect to the      -for-one share exchange ratio:


                                                                                          First
                                                                                         Quarter
                                        1998      1999      2000      2001      2002      2003
                                        -----     -----     -----     -----     -----     -----

Actual dividends per share              $1.10     $1.14     $1.35     $1.35     $1.20     $0.30

As adjusted dividends per share
to give effect to the      -for-one
share exchange ratio                    $         $         $         $         $         $

         Old Journal's board of directors' policy has been to declare dividends each quarter. New Journal's board of directors expects to continue to declare dividends on our common stock after this offering. The declaration of future dividends is subject to the discretion of our board of directors in light of all relevant factors, including earnings, general business conditions, working capital requirements and contractual restrictions. Pursuant to our articles of incorporation, each class of common stock has equal rights with respect to cash dividends, except that dividends on class C shares are cumulative and will not
be less than $     per year. Our board of directors currently anticipates it
will initially declare annual dividends of $     per class A and class B share
and $      per class C share.

         In addition, we intend to pay a special dividend of $      per class B
share outstanding immediately following the share exchange.

                                 CAPITALIZATION

         The following table sets forth the consolidated capitalization as of March 23, 2003:

     . of Old Journal on an actual basis, without giving effect to any adjustments resulting from the share exchange, this offering, borrowings under our new debt facility or the tender offer;

     .   of New Journal on an as adjusted basis to reflect the share exchange,
         this offering and $     million in borrowings under our new debt
         facility to repay $     million in outstanding borrowings under our
         existing debt facility; and

     . of New Journal on an as adjusted, pro forma basis to reflect the tender offer, assuming the use of all of the net proceeds from this offering
         and $       million in additional borrowings under a new debt facility to fund the tender offer at a price per share equal to the public offering price per share of our class A common stock, which would
         result in the purchase of up to       million shares of class B common
         stock in the tender offer. Shares purchased in the tender offer are reflected as treasury stock in the table below. We anticipate that the price offered in the tender offer will be at or above the offering price of the class A shares in this offering. However, we will determine the tender offer price, which may be at, above or below the market price of the class A shares at the time of the tender offer. We cannot assure you that the tender offer will occur on these assumed terms. See "The Share Exchange and the Tender Offer" for details on the tender offer.

         This table does not reflect the exercise by holders of Old Journal common stock of dissenters' rights in connection with the share exchange. You should read this table together with our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                          March 23, 2003
                                                                              ---------------------------------------
                                                                                                          As Adjusted
                                                                                Actual      As Adjusted    Pro Forma
                                                                              -----------   -----------   -----------
                                                                               (in thousands, except per share data)

Cash and cash equivalents................................................     $     6,599
                                                                              ===========

Debt:
  Current debt...........................................................     $    75,870
  Long-term debt.........................................................              --
                                                                              -----------
      Total debt.........................................................          75,870

Shareholders' equity:
  Common stock (units)(1)................................................           3,600
  Preferred stock, par value $0.01 per share;
    no shares authorized and no shares outstanding (actual);
      shares authorized (as adjusted and as adjusted pro forma);
    and no shares issued (as adjusted and as adjusted pro forma).........              --
  Class A common stock, par value $0.01 per share;
    no shares authorized and no shares outstanding (actual);
      shares authorized (as adjusted and as adjusted pro forma);
    and      shares issued (as adjusted and as adjusted pro forma).......              --
  Class B common stock, par value $0.01 per share;
    no shares authorized and no shares outstanding (actual); (2)
       shares authorized (as adjusted and as adjusted pro forma);
    and      shares issued (as adjusted and as adjusted pro forma).......              --
  Class C common stock, par value $0.01 per share;
    no shares authorized and no shares outstanding (actual); (3)
      shares authorized (as adjusted and as adjusted pro forma);
    and      shares issued (as adjusted and as adjusted pro forma).......              --
  Retained earnings......................................................         584,888
  Treasury stock, at cost;
   no shares (actual and as adjusted)
   ____ shares (as adjusted, pro forma)..................................              --
  Treasury units of beneficial interest, at cost.........................        (108,417)
  Accumulated other comprehensive loss...................................               2
                                                                              -----------

        Total shareholders' equity.......................................         480,073
                                                                              -----------

        Total capitalization.............................................     $   555,943
                                                                              ===========

(1) Common stock at March 23, 2003 consisted of Old Journal common stock, par value $0.125, with 28,800,000 shares authorized and 28,800,000 shares outstanding.
(2)  Class B common stock includes restricted class B-1 (       authorized after
     the share exchange;       issued) and class B-2 (       authorized after
     the share exchange;       issued).
(2) The shares of class C common stock listed as outstanding are held by the Grant family shareholders and subject to an agreement with us that we describe under "Certain Relationships and Related Transactions."

                             SELECTED FINANCIAL DATA

         The following table presents our selected consolidated historical financial data. The selected consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. The selected consolidated financial data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements, including the notes thereto, not included in this prospectus. The selected consolidated financial data for the first quarters ended March 24, 2002 and March 23, 2003 are derived from our unaudited condensed consolidated financial statements, appearing elsewhere in this prospectus, which include all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for these interim periods. You should not consider results for the quarter ended March 23, 2003 to be indicative of results for the year ended December 31, 2003. This table should be read together with our other financial information, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in all years presented.

                                                                                                     First Quarter Ended(3)
                                                       Year Ended December 31,                       ----------------------
                                    -------------------------------------------------------------    March 24,    March 23,
                                     1998 (1)     1999 (2)      2000         2001         2002         2002         2003
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                                (in thousands, except per share amounts)

Statement of Earnings Data:
Operating revenue ...............   $ 731,033    $ 753,360    $ 819,232    $ 808,787    $ 801,376    $ 180,055    $ 174,467
Operating costs and expenses ....     636,858      642,806      710,041      724,683      687,303      159,575      155,215
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Operating earnings (4)(5) .......      94,175      110,554      109,191       84,104      114,073       20,480       19,252
Non-operating income
   (expense), net ...............       6,237        4,227          884        1,235          339          486         (414)
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Earnings from continuing
   operations before income
   taxes and accounting change ..     100,412      114,781      110,075       85,339      114,412       20,966       18,838
Income taxes ....................      41,998       44,537       44,162       35,860       49,418        8,714        7,536
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Earnings from continuing
   operations before accounting
   change .......................      58,414       70,244       65,913       49,479       64,994       12,252       11,302
Gain (loss) from discontinued
   operations, net of taxes .....       2,294         (795)         471       (1,722)        (565)       1,595           --
Cumulative effect of accounting
   change, net of taxes .........          --           --           --           --       (6,509)      (6,509)          --
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Net earnings (4) ................   $  60,708    $  69,449    $  66,384    $  47,757    $  57,920    $   7,338    $  11,302
                                    =========    =========    =========    =========    =========    =========    =========

Weighted average shares
outstanding-basic and
diluted .........................      28,124       27,393       27,101       28,084       26,430       26,775       25,916
                                    =========    =========    =========    =========    =========    =========    =========

Basic and Diluted Earnings Per
Share Amounts
Continuing operations before
   accounting change ............   $    2.08    $    2.56    $    2.43    $    1.76    $    2.46    $    0.46    $    0.44
Discontinued operations, net of
   taxes ........................        0.08        (0.02)        0.02        (0.06)       (0.02)        0.06           --
Cumulative effect of accounting
   change, net of taxes .........          --           --           --           --        (0.25)       (0.25)          --
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Net earnings (4) ................   $    2.16    $    2.54    $    2.45    $    1.70    $    2.19    $    0.27    $    0.44
                                    =========    =========    =========    =========    =========    =========    =========
Cash dividends ..................   $    1.10    $    1.14    $    1.35    $    1.35    $    1.20    $    0.30    $    0.30
                                    =========    =========    =========    =========    =========    =========    =========

Segment Data
Operating revenue:
   Publishing ...................   $ 344,565    $ 347,137    $ 345,321    $ 320,615    $ 311,138    $  69,517    $  68,337
   Broadcasting .................     115,113      130,857      149,886      134,801      152,749       30,680       29,462
   Telecommunications ...........      81,875      101,428      126,586      151,992      148,674       34,905       33,750
   Printing services ............     107,564       91,663      107,334      114,612       97,841       25,028       21,025
   Other ........................      81,916       82,275       90,105       86,767       90,974       19,925       21,893
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
      Total operating
      revenue ...................   $ 731,033    $ 753,360    $ 819,232    $ 808,787    $ 801,376    $ 180,055    $ 174,467
                                    =========    =========    =========    =========    =========    =========    =========

Operating earnings (loss): (4)(5)
   Publishing ...................   $  48,196    $  48,670    $  39,265    $  24,898    $  30,315    $   5,235    $   3,582
   Broadcasting .................      34,015       27,817       30,435       15,453       33,384        4,703        3,406
   Telecommunications ...........      24,092       32,474       40,114       48,007       40,956       10,316        9,212
   Printing services ............     (13,450)       2,621        3,336         (756)       2,131          750        1,122
   Other ........................       1,322       (1,028)      (3,959)      (3,498)       7,287         (524)       1,930
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
      Total operating
      earnings ..................   $  94,175    $ 110,554    $ 109,191    $  84,104    $ 114,073    $  20,480    $  19,252
                                    =========    =========    =========    =========    =========    =========    =========

                                                                                                      First Quarter Ended
                                                             Year Ended December 31,                ----------------------
                                   -------------------------------------------------------------    March 24,    March 23,
                                     1998         1999         2000         2001         2002         2002         2003
                                   ---------    ---------    ---------    ---------    ---------    ---------    ---------
Other Financial Data:
Depreciation (5) ...............   $  33,549    $  36,657    $  38,710    $  40,882    $  44,726    $   9,977    $  10,433
Amortization (5) ...............   $   8,618    $   8,940    $  11,408    $  10,814    $   1,909    $     352    $     396
EBITDA (5) .....................   $ 136,342    $ 156,151    $ 159,309    $ 135,800    $ 160,708    $  30,809    $  30,081
Capital expenditures ...........   $  44,821    $  68,529    $  96,758    $  90,172    $  53,169    $  16,323    $  16,784
Cash dividends .................   $  31,057    $  31,286    $  36,765    $  37,866    $  31,597    $   7,942    $   7,775
Cash Flow Data:
Net cash provided by (used for):
   Operating activities ........   $ 106,181    $ 117,481    $ 133,123    $ 118,411    $  86,060    $  24,530    $  37,579
   Investing activities ........   $ (63,412)   $(199,893)   $ (94,030)   $(108,144)   $ (51,409)   $ (16,257)   $ (16,755)
   Financing activities ........   $ (25,371)   $ (38,798)   $ (33,035)   $ (11,918)   $ (31,714)   $  (9,004)   $ (22,680)

                                                         As of December 31,                                 As of
                                   -------------------------------------------------------------    ----------------------
                                                                                                    March 24,    March 23,
                                    1998(1)      1999(2)       2000         2001         2002         2002         2003
                                   ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                                       (in thousands)
Balance Sheet Data:
Property and equipment, net ....   $ 175,602    $ 214,615    $ 271,293    $ 320,436    $ 324,405    $ 326,784    $ 330,661
Intangible assets, net (4) .....   $ 119,588    $ 258,876    $ 253,239    $ 261,346    $ 249,605    $ 252,456    $ 249,209
Total assets (4) ...............   $ 583,684    $ 638,506    $ 687,035    $ 730,778    $ 744,752    $ 715,531    $ 740,838
Total debt .....................   $      --    $  12,115    $      --    $   4,420    $  90,775    $  69,395    $  75,870
Shareholders' equity ...........   $ 447,484    $ 465,697    $ 508,519    $ 532,880    $ 476,544    $ 466,487    $ 480,073

--------------------

(1) Includes Omaha, Nebraska radio stations KESY-FM (renamed KSRZ-FM) and KBBX-AM (renamed KHLP-AM) from January 1; Knoxville, Tennessee radio stations WQBB-FM (renamed WQIX-FM, WBON-FM) and WQBB-AM from April 20; Oracle, Arizona radio station KLQB-FM (renamed KIXD-FM, KGMG-FM) from June 9; and Caldwell, Idaho radio stations KCID-AM and KCID-FM (renamed KTHI-FM), Payette, Idaho radio station KQXR-FM, Boise, Idaho radio stations KGEM-AM and KJOT-FM and Ontario, Oregon radio stations KSRV-AM and KSRV-FM from July 1. We sold KSRV-AM and KSRV-FM in April 2000.

(2) Includes Wichita, Kansas ratio stations KFDI-AM, KFDI-FM and KICT-FM; Arkansas City, Kansas radio station KYQQ-FM; Augusta, Kansas radio station KLLS-FM (renamed KFXJ-FM); Springfield, Missouri radio stations KTTS-FM and KTTS-AM (renamed KTTF-AM, KSGF-AM); Sparta, Missouri radio station KLTQ-FM (renamed KMXH-FM, KSPW-FM); Tulsa, Oklahoma radio stations KVOO-FM and KVOO-AM (renamed KFAQ-AM); Henryetta, Oklahoma radio station KCKI-FM (renamed KXBL-FM); and Omaha, Nebraska radio stations WOW-FM (renamed KMXM-FM, KQCH-FM) and WOW-AM (renamed KOMJ-AM) from June 14; and Palm Springs, California television station KMIR-TV from August 1.

(3) We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter).

(4) Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to net earnings when their carrying amounts exceed their estimated fair values. Adjusted net earnings, earnings per share, segment operating earnings, intangible assets, net, total assets and shareholders' equity are presented below, assuming this accounting change is applied retroactively as of January 1, 1998. The adjustment represents amortization expense for indefinite-lived intangible assets in 1998 through 2001 and the transitional impairment charge recognized in 2002.

                                                                                                      First Quarter Ended
                                                             Year Ended December 31,                ----------------------
                                   -------------------------------------------------------------    March 24,    March 23,
                                     1998         1999         2000         2001         2002         2002         2003
                                   ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                          (in thousands, except per share amounts)

Net earnings ...................   $  60,708    $  69,449    $  66,384    $  47,757    $  57,920    $   7,338    $  11,302
Adjustment .....................       1,985        3,916        5,523        5,530        6,509        6,509           --
                                   ---------    ---------    ---------    ---------    ---------    ---------    ---------
Adjusted net earnings ..........   $  62,693    $  73,365    $  71,907    $  53,287    $  64,429    $  13,847    $  11,302
                                   =========    =========    =========    =========    =========    =========    =========

Adjusted basic and diluted
earnings per share .............   $    2.23    $    2.68    $    2.65    $    1.90    $    2.44    $    0.52    $    0.44
                                   =========    =========    =========    =========    =========    =========    =========

Adjusted operating earnings
(loss):
   Publishing ..................   $  49,312    $  49,662    $  40,253    $  25,802    $  30,315    $   5,235    $   3,582
   Broadcasting ................      36,006       32,298       37,075       22,182       33,384        4,703        3,406
   Telecommunications ..........      24,116       32,489       40,129       48,022       40,956       10,316        9,212
   Printing services ...........     (13,450)       2,621        3,336         (756)       2,131          750        1,122
   Other .......................       1,623         (728)      (3,659)      (3,197)       7,287         (524)       1,930
                                   ---------    ---------    ---------    ---------    ---------    ---------    ---------
      Total adjusted
      operating earnings .......   $  97,607    $ 116,342    $ 117,134    $  92,053    $ 114,073    $  20,480    $  19,252
                                   =========    =========    =========    =========    =========    =========    =========


                                                                                                           As of
                                                              As of December 31,                    ---------------------
                                        --------------------------------------------------------    March 24,   March 23,
                                        1998 (1)    1999 (2)      2000        2001        2002        2002        2003
                                        --------    --------    --------    --------    --------    ---------   ---------
                                                                        (in thousands)
Adjusted intangible assets, net ....    $123,020    $268,096    $270,402    $286,455    $282,384    $ 285,235   $ 281,988
Adjusted total assets ..............    $587,116    $647,726    $704,198    $755,887    $777,531    $ 748,310   $ 773,617
Adjusted shareholders' equity ......    $449,869    $471,598    $519,943    $549,839    $500,007    $ 489,950   $ 503,536

(5) EBITDA is defined as operating earnings plus depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.


         The following table presents a reconciliation of our consolidated operating earnings to our consolidated EBITDA:


                                                                                              First Quarter Ended
                                                Year Ended December 31,                      ---------------------
                            ------------------------------------------------------------     March 24,   March 23,
                              1998         1999         2000         2001         2002         2002        2003
                            --------     --------     --------     --------     --------     ---------   ---------
                                                               (in thousands)
Operating earnings ....     $ 94,175     $110,554     $109,191     $ 84,104     $114,073     $  20,480   $  19,252
Depreciation ..........       33,549       36,657       38,710       40,882       44,726         9,977      10,433
Amortization ..........        8,618        8,940       11,408       10,814        1,909           352         396
                            --------     --------     --------     --------     --------     ---------   ---------
EBITDA ................     $136,342     $156,151     $159,309     $135,800     $160,708     $  30,809   $  30,081
                            ========     ========     ========     ========     ========     =========   =========

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of our financial condition and results of operations should be read together with our unaudited consolidated financial statements for the quarters ended March 24, 2002 and March 23, 2003, including the notes thereto, appearing elsewhere in this prospectus, and our audited consolidated financial statements for the three years ended December 31, 2002, including the notes thereto, appearing elsewhere in this prospectus. This discussion contains forward-looking statements. See "Forward-Looking Statements" for a discussion of uncertainties, risks and assumptions associated with these statements.

Overview

         Our business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. We previously reported eight business segments, which included our corporate operations and the operations of each one of our wholly-owned subsidiaries. In order to better reflect our operations as a diversified media and communications company, and to reflect certain changes in the way our management receives internal financial information, we determined it appropriate under Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information," to aggregate previously reported segments and identify new segments by type of business rather than by names of individual operating entities. As a result, we changed our reportable business segments in 2002 to the following: (i) publishing; (ii) broadcasting; (iii) telecommunications; (iv) printing services; and (v) other. Our publishing segment consists of a daily newspaper, the Milwaukee Journal Sentinel, and more than 90 community newspapers and shoppers. Our broadcasting segment consists of 36 radio stations and six television stations in 11 states. Our telecommunications segment consists of wholesale and business-to-business telecommunications services provided through a high speed fiber optic telecommunications network that covers more than 4,400 route miles in seven states. Our printing services segment reflects the operations of our printing and assembly and fulfillment business. Our other segment consists of a label printing business and a direct marketing services business. Also included in other are corporate expenses and eliminations.

Acquisition and Sale

         On December 31, 2001, we acquired the business and certain assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho. The cash purchase price for the stations was approximately $22.1 million.

         On March 2, 2001, we sold certain assets of the Milwaukee operation of our label printing business. The cash sale price was approximately $4.4 million.

Results of Operations

         First Quarter Ended March 23, 2003 compared to First Quarter Ended March 24, 2002

         Consolidated

         Our consolidated operating revenue in the first quarter of 2003 was $174.5 million, a decrease of $5.6 million, or 3.1%, compared to $180.1 million in the first quarter of 2002. Our consolidated operating costs and expenses in the first quarter of 2003 were $102.6 million, a decrease of $1.2 million, or 1.2%, compared to $103.8 million in the first quarter of 2002. Our consolidated selling and administrative expenses in the first quarter of 2003 were $52.6 million, a decrease of $3.2 million, or 5.5%, compared to $55.8 million in the first quarter of 2002.

         The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for the first quarter of 2002 and 2003:

                                                                              Percent of                           Percent of
                                                                                Total                                 Total
                                                                              Operating                             Operating
                                                               2002             Revenue            2003              Revenue
                                                            ---------         ----------         --------          ----------
                                                                                  (dollars in millions)
Operating revenue:
Publishing..........................................        $   69.5            38.6%            $   68.3             39.1%
Broadcasting........................................            30.7            17.0                 29.5             16.9
Telecommunications..................................            34.9            19.4                 33.8             19.4
Printing services...................................            25.0            13.9                 21.0             12.0
Other...............................................            20.0            11.1                 21.9             12.6
                                                            --------           -----             --------            -----
         Total operating revenue....................        $  180.1           100.0%            $  174.5            100.0%

Total operating costs and expenses..................        $  103.8            57.6%            $  102.6             58.8%
Selling and administrative expenses.................            55.8            31.0                 52.6             30.1
                                                            --------           -----             --------            -----
Total operating costs and expenses and selling and
  administrative expenses...........................           159.6            88.6                155.2             88.9
                                                            --------           -----             --------            -----
         Total operating earnings...................        $   20.5            11.4%            $   19.3             11.1%
                                                            ========          ======             ========          =======

         The decrease in total operating revenue was primarily due to Olympic, political and issue advertising in our television broadcasting business in the first quarter of 2002, a reduction in revenue from our largest customer in our printing services business, service disconnections in our wholesale telecommunications business and the decrease in circulation revenue and classified advertising in our publishing businesses. These decreases were partially offset by increases in our label printing business and our commercial telecommunications business.

         The decrease in total operating costs and expenses was primarily due to the closure of our CD-ROM mastering and replication operations of our printing services business. The decrease in selling and administrative expenses was primarily due to the decrease in administrative payroll and benefits expense resulting from our cost control initiatives.

         Our consolidated operating earnings in the first quarter of 2003 were $19.3 million, a decrease of $1.2 million, or 6.0%, compared to $20.5 million in the first quarter of 2002. The following table presents our operating earnings by segment for the first quarter of 2002 and 2003:

                                                                             Percent of                          Percent of
                                                                               Total                                Total
                                                                             Operating                            Operating
                                                              2002            Earnings             2003            Earnings
                                                            --------         ----------          --------        -----------
                                                                                  (dollars in millions)
Publishing..........................................        $    5.2            25.4%            $    3.6             18.7%
Broadcasting........................................             4.7            22.9                  3.4             17.6
Telecommunications..................................            10.3            50.2                  9.2             47.7
Printing services...................................             0.8             3.9                  1.1              5.7
Other...............................................            (0.5)           (2.4)                 2.0             10.3
                                                            --------           -----             --------            -----
Total operating earnings............................        $   20.5           100.0%            $   19.3            100.0%
                                                            ========         =======             ========        =========

         The decrease in total operating earnings was primarily due to the $5.6 million decrease in operating revenue, the additional costs related to the daily newspaper's new production facility and the decrease in the profit margin on operating revenue on telecommunications services due to service disconnections and price reductions during 2002, partially offset by decreases in operating costs and expenses and selling and administrative expenses resulting from our cost control initiatives.

         Our consolidated EBITDA in the first quarter of 2003 was $30.1 million, a decrease of $0.7 million, or 2.4%, compared to $30.8 million in the first quarter of 2002. EBITDA is defined as operating earnings plus depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

         The following table presents a reconciliation of our operating earnings to EBITDA by segment for the first quarter of 2002 and 2003:

                                                    2002                                             2003
                              ---------------------------------------------    ---------------------------------------------
                                         Depreciation            Percent of               Depreciation            Percent of
                              Operating      and                    Total      Operating      and                    Total
                              Earnings   Amortization  EBITDA      EBITDA       Earnings  Amortization  EBITDA      EBITDA
                              ---------  ------------  ------    ----------    ---------  ------------  ------    ----------
                                                                  (dollars in millions)
Publishing .............      $     5.2  $        3.0  $  8.2        26.6%     $     3.6  $        3.8  $  7.4        24.6%
Broadcasting ...........            4.7           1.6     6.3        20.5            3.4           1.7     5.1        17.0
Telecommunications .....           10.3           3.9    14.2        46.1            9.2           3.9    13.1        43.5
Printing services ......            0.8           1.1     1.9         6.2            1.1           0.8     1.9         6.3
Other ..................           (0.5)          0.7     0.2         0.6            2.0           0.6     2.6         8.6
                              ---------  ------------  ------       -----      ---------  ------------  ------       -----
Total ..................      $    20.5  $       10.3  $ 30.8       100.0%     $    19.3  $       10.8  $ 30.1       100.0%
                              =========  ============  ======    ========      =========  ============  ======    ========

         The decrease in total EBITDA was primarily due to decreases in operating earnings in our publishing, broadcasting and telecommunications reportable segments partially offset by an increase in operating earnings in our other reportable segment.

         Publishing

         Operating revenue from publishing in the first quarter of 2003 was $68.3 million, a decrease of $1.2 million, or 1.7%, compared to $69.5 million in the first quarter of 2002. Operating earnings from publishing were $3.6 million, a decrease of $1.6 million, or 31.6%, compared to $5.2 million in the first quarter of 2002. EBITDA from publishing in the first quarter of 2003 was $7.4 million, a decrease of $0.8 million, or 9.8%, compared to $8.2 million in the first quarter of 2002 (see table above for a reconciliation of publishing operating earnings to publishing EBITDA).

         The following table presents our publishing operating revenue, operating earnings and EBITDA by daily newspaper and community newspapers and shoppers for the first quarter of 2002 and 2003:

                                              2002                             2003
                                ------------------------------    -------------------------------
                                             Community                         Community
                                  Daily     Newspapers             Daily      Newspapers
                                Newspaper   & Shoppers   Total    Newspaper   & Shoppers    Total
                                ---------   ----------   -----    ---------   -----------   -----
                                                          (in millions)
Operating revenue ....          $    48.0   $     21.5   $69.5    $    47.9   $      20.4   $68.3
                                =========   ==========   =====    =========   ===========   =====
Operating earnings
(loss) ...............          $     5.6   $     (0.4)  $ 5.2    $     4.2   $      (0.6)  $ 3.6
                                =========   ==========   =====    =========   ===========   =====
EBITDA ...............          $     7.5   $      0.7   $ 8.2    $     7.0   $       0.4   $ 7.4
                                =========   ==========   =====    =========   ===========   =====

         The following table presents our publishing operating revenue by category for the first quarter of 2002 and 2003:

                                                   2002                              2003
                                   -------------------------------    -------------------------------
                                                 Community                         Community
                                      Daily     Newspapers             Daily      Newspapers
                                    Newspaper   & Shoppers   Total    Newspaper   & Shoppers    Total
                                    ---------   ----------   -----    ---------   -----------   -----
                                                              (in millions)
Advertising revenue:
   Retail .......................   $    15.7   $     11.9   $27.6    $    16.4    $     11.6   $28.0
   Classified ...................        13.8          2.0    15.8         13.6           1.5    15.1
   General ......................         2.4           --     2.4          2.5            --     2.5
   Other ........................         3.8          0.2     4.0          3.9           0.4     4.3
                                    ---------   ----------   -----    ---------    ----------   -----
   Total advertising revenue ....        35.7         14.1    49.8         36.4          13.5    49.9
Circulation revenue .............        10.5          0.8    11.3          9.7           0.7    10.4
Other revenue ...................         1.8          6.6     8.4          1.8           6.2     8.0
                                    ---------   ----------   -----    ---------    ----------   -----
Total operating revenue .........   $    48.0   $     21.5   $69.5    $    47.9    $     20.4   $68.3
                                    =========   ==========   =====    =========    ==========   =====

         Advertising revenue in the first quarter of 2003 accounted for 73.1% of total publishing revenue compared to 71.7% in the first quarter of 2002. Retail advertising revenue in the first quarter of 2003 was $28.0 million, an increase of $0.4 million, or 1.4%, compared to $27.6 million in the first quarter of 2002. The increase is comprised of a $0.9 million increase in daily newspaper retail preprints partially offset by a $0.3 million decrease in community newspaper retail advertising and a $0.2 million decrease in daily newspaper retail ROP (run-of-press) advertisements. The shift toward retail preprints of certain major local advertisers has continued in 2003.

         Classified advertising revenue in the first quarter of 2003 was $15.1 million, a decrease of $0.7 million, or 4.4%, compared to $15.8 million in the first quarter of 2002. At the daily newspaper, decreases in employment advertising of $0.4 million and automotive advertising of $0.4 million were partially offset by increases in general advertising of $0.5 million and real estate advertising of $0.1 million. The decrease in employment advertising, which accounted for almost 40.1% of total classified advertising in the first quarter of 2003, represented a 7.3% decrease from the first quarter of 2002. We believe the decrease in employment and automotive advertising resulted primarily from continuing economic weakness and uncertainty.

         General advertising revenue in the first quarter of 2003 was $2.5 million, an increase of $0.1 million, or 4.2%, compared to $2.4 million in the first quarter of 2002. The increase was primarily attributable to an increase in general ROP advertising mainly from our telecommunications customers.

         The following table presents the advertising linage of our daily newspaper by category for the first quarter of 2002 and 2003:

                                               2002       2003     Change
                                              -----      -----     ------
                                                 (inches in thousands)
Advertising linage (in inches):
     Retail ............................      155.5      148.2      - 4.7%
     Classified ........................      196.4      186.7      - 4.9%
     General ...........................       10.7       11.2      + 4.7%
                                              -----      -----
Total advertising linage (in inches) ...      362.6      346.1      - 4.6%
                                              =====      =====
Preprint pieces (in millions) ..........      182.7      190.2      + 4.1%
                                              =====      =====

         Total advertising linage in the first quarter of 2003 decreased 4.6% compared to the first quarter of 2002. The decrease was largely due to a 4.9% decrease in classified advertising and a 4.7% decrease in retail advertising partially offset by a 4.7% increase in general advertising. The decrease in classified advertising lineage is consistent with the decrease in the classified advertising revenue. Retail advertising linage decreased while preprint advertising pieces rose 4.1% primarily as a result of the shift to preprint advertising from certain major local retail customers.

         The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for the first quarter of 2002 and 2003:

                                       2002        2003        Change
                                     -------     -------       ------
Full pages of advertising:
    Community newspapers ..........   19,834      19,174       - 3.3%
    Shoppers ......................   22,752      20,406      - 10.3%
                                     -------     -------
Total full pages of advertising ...   42,586      39,580       - 7.1%
                                     =======     =======

Revenue per page ..................  $304.87     $311.51       + 2.2%
                                     =======     =======

         Total pages of full page advertising in the first quarter of 2003 decreased 7.1% compared to the first quarter of 2002. The decrease was largely due to a 10.3% decrease in advertising in shoppers and a 3.3% decrease in advertising in community newspapers. Revenue per page increased 2.2% due to rate increases.

         Other advertising revenue, consisting of revenue from direct marketing efforts, JSOnline, niche publications and event marketing, in the first quarter of 2003 was $4.3 million, an increase of $0.3 million, or 7.5%, compared to $4.0 million in the first quarter of 2002. The increase was largely due to increased online classified advertising and event marketing.

         Circulation revenue in the first quarter of 2003 accounted for 15.2% of total publishing revenue compared to 16.3% in the first quarter of 2002. Circulation revenue in the first quarter of 2003 was $10.4 million, a decrease of $0.9 million, or 8.0%, compared to $11.3 million in the first quarter of 2002. The decrease in circulation revenue is mainly attributed to an increase in circulation reduced rate offerings at the daily newspaper. Average net paid circulation for the Milwaukee Journal Sentinel's weekday edition increased 5.3% in the first quarter of 2003 compared to the first quarter of 2002. Average net paid circulation for Milwaukee Journal Sentinel's Sunday edition increased 0.8% in the first quarter of 2003 compared to the first quarter of 2002. On June 30, 2002, in an effort to increase readership in certain areas of Milwaukee County, we began offering greater discounts on home delivery and single copy sales. Circulation in those areas has increased since offering the discounts. Average paid circulation for our community newspapers decreased 0.8% in the first quarter of 2003 compared to the first quarter of 2002.

         Other revenue, which consists primarily of revenue from commercial printing opportunities at the print plants for our community newspapers and shoppers, in the first quarter of 2003 accounted for 11.7% of total publishing revenue compared to 12.1% in the first quarter of 2002. Other revenue in the first quarter of 2003 was $8.0 million, a decrease of $0.4 million, or 4.8%, compared to $8.4 million in the first quarter of

2002. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers.

         Publishing operating earnings in the first quarter of 2003 were $3.6 million, a decrease of $1.6 million, or 31.6%, compared to $5.2 million in the first quarter of 2002. Contributing to the decrease was $3.9 million in additional net costs related to the daily newspaper's new production facility in the first quarter of 2003 compared to $1.7 million in the first quarter of 2002.

         As of March 30, 2003, all production and distribution of the daily newspaper have been transitioned to the new production facility. Although the facility is operational, many final adjustments to the equipment have not yet been made and our operators are still learning how to effectively utilize the features of the new equipment. We expect that our new presses will provide improved print reproduction quality and increased productivity, as well as additional opportunities to pursue commercial printing revenue from third parties. We do not expect to achieve full benefit from the operating efficiencies of the new production facility before at least the end of the year.

         The threatened outbreak of hostilities in Iraq in March 2003 and the war itself have resulted in certain daily newspaper advertising customers reducing their advertising spending in our daily newspaper. We have also incurred additional news gathering costs.

         Broadcasting

         Operating revenue from broadcasting in the first quarter of 2003 was $29.5 million, a decrease of $1.2 million, or 4.0%, compared to $30.7 million in the first quarter of 2002. Operating earnings from broadcasting in the first quarter of 2003 were $3.4 million, a decrease of $1.3 million, or 27.6%, compared to $4.7 million in the first quarter of 2002. EBITDA from broadcasting in the first quarter of 2003 was $5.1 million, a decrease of $1.2 million, or 19.0%, compared to $6.3 million in the first quarter of 2002 (see page 33 for a reconciliation of broadcasting operating earnings to broadcasting EBITDA).

         The following table presents our broadcasting operating revenue, operating earnings and EBITDA by radio stations and television stations for the first quarter of 2002 and 2003:

                                               2002                                      2003
                                 ---------------------------------         ---------------------------------
                                 Radio      Television       Total         Radio      Television       Total
                                 -----      ----------       -----         -----      ----------       -----
                                                                (in millions)
Operating revenue ......         $14.9      $     15.8       $30.7         $14.4      $     15.1       $29.5
                                 =====      ==========       =====         =====      ==========       =====
Operating ++earnings .....       $ 1.6      $      3.1       $ 4.7         $ 1.7      $      1.7       $ 3.4
                                 =====      ==========       =====         =====      ==========       =====
EBITDA .................         $ 2.4      $      3.9       $ 6.3         $ 2.5      $      2.6       $ 5.1
                                 =====      ==========       =====         =====      ==========       =====

         Operating revenue from our radio stations in the first quarter of 2003 was $14.4 million, a decrease of $0.5 million, or 3.4%, compared to $14.9 million in the first quarter of 2002. The decrease was primarily attributed to a $0.5 million decrease in local advertising revenue and a $0.3 million decrease from other advertising revenue, offset by a $0.3 million increase in national advertising revenue across most markets.

         Operating earnings from our radio stations in the first quarter of 2003 were $1.7 million, an increase of $0.1 million, or 6.3%, compared to $1.6 million in the first quarter of 2002. The increase was primarily attributed to a decrease in operating costs and expenses resulting from cost control initiatives at all of our radio stations.

         Operating revenue from our television stations in the first quarter of 2003 was $15.1 million, a decrease of $0.7 million, or 4.4%, compared to $15.8 million in the first quarter of 2002. The decrease was primarily attributed to a $2.7 million decrease in Olympic, political and issue advertising revenue partially offset by a $1.5 million increase in local advertising revenue and a $0.5 million increase in national advertising revenue.

         Operating earnings from our television stations in the first quarter of 2003 were $1.7 million, a decrease of $1.4 million, or 45.2%, compared to $3.1 million in the first quarter of 2002. The decrease was primarily attributed to the $0.7 million decrease in revenue and increases in depreciation, syndicated programming costs, selling and technology expenses at certain television stations.

         The threatened outbreak of hostilities in Iraq in March 2003 and the war itself had a $0.3 million negative impact on our broadcasting revenue due to reduced spending levels by some advertisers. There was hesitancy on the part of some advertisers to place schedules during the period of time leading up to the war, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks, our local news products and syndicated and local programming during their coverage of the war.

         Telecommunications

         Operating revenue from telecommunications in the first quarter of 2003 was $33.8 million, a decrease of $1.1 million, or 3.3%, compared to $34.9 million in the first quarter of 2002. Operating earnings from telecommunications in the first quarter of 2003 were $9.2 million, a decrease of $1.1 million, or 10.7%, compared to $10.3 million in the first quarter of 2002. EBITDA from telecommunications in the first quarter of 2003 was $13.1 million, a decrease of $1.1 million, or 7.7%, compared to $14.2 million in the first quarter of 2002 (see page 33 for a reconciliation of telecommunications operating earnings to telecommunications EBITDA).

         Wholesale telecommunication services provide network transmission solutions for other service providers by offering bulk transmission capacity. Operating revenue from wholesale services in the first quarter of 2003 was $21.4 million, a decrease of $1.9 million, or 8.2%, compared to $23.3 million in the first quarter of 2002. The decrease was primarily attributed to service disconnections. Monthly recurring revenue from wholesale services at the end of the first quarter of 2003 was $7.4 million compared to $7.5 million at the beginning of 2003 and $8.0 million at the end of the first quarter of 2002. During the first quarter of 2003, new customers and new circuit connections of $0.1 million in monthly recurring revenue were more than offset by service disconnections, price reductions and lost customers.

         Commercial telecommunication services provide advanced data communications and long distance service to small and medium sized businesses in the Upper Midwest, principally in Wisconsin, Michigan, Indiana, Minnesota and Illinois. Operating revenue from commercial services in the first quarter of 2003 was $12.4 million, an increase of $0.8 million, or 6.9%, compared to $11.6 million in the first quarter of 2002. The increase was attributed to an increase in long distance services and the addition of new customers and service offerings. Monthly recurring revenue from commercial advanced data services at the end of the first quarter of 2003 of $3.1 million compared to $3.0 million at the beginning of 2003 and at the end of the first quarter of 2002. During the first quarter of 2003, new customers and new circuit connections of $0.2 million in monthly recurring revenue were offset by service disconnections, price reductions and lost customers.

         The decrease in operating earnings from telecommunications was primarily attributed to service disconnections and the decrease in profit margins on services provided due to price reductions in 2002. We expect continued service disconnections and price reductions in our wholesale telecommunications business will cause an increasing downward trend that could result in a significant decrease in our telecommunications operating earnings during 2003.

         WorldCom and Global Crossing together accounted for 27.7% and 29.9% of our telecommunications revenue in the first quarter of 2003 and 2002, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002. We had a pre-petition receivable, net of applicable "set-off" accounts payable, from WorldCom, which was sold to a third party in April 2003. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. A renewal service contract with Global Crossing is being negotiated, though Global Crossing retains the right to accept or reject our current contract under federal bankruptcy law. WorldCom also has a right to accept or reject our current contract under federal bankruptcy law. If either contract is rejected, we would have an unsecured claim for the balance due on the contracts in the bankruptcy proceeding.

         We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided. We continue to provide services to WorldCom and Global Crossing and receive timely payment for those services.

         Printing Services

         Operating revenue from printing services in the first quarter of 2003 was $21.0 million, a decrease of $4.0 million, or 16.0%, compared to $25.0 million in the first quarter of 2002. Operating earnings from printing services in the first quarter of 2003 were $1.1 million, an increase of $0.3 million, or 49.6%, compared to $0.8 million in the first quarter of 2002. EBITDA from printing services in the first quarter of 2003 was $1.9 million, an increase of $0.1 million, or 5.6%, compared to $1.8 million in the first quarter of 2002 (see page 33 for a reconciliation of printing services operating earnings to printing services EBITDA).

         The decrease in printing services operating revenue was primarily attributed to the reduction in revenue from our largest customer due to a change in their business, the closure of our Ireland operations in early 2002 and the elimination of our assembly and fulfillment operations in the fall of 2002 from our CD-ROM mastering and replications operation. Our entire CD-ROM operation was closed in February 2003.

         The increase in printing services operating earnings was primarily attributed to a reduction in operational costs and an increase in the sale of products with higher margins. These increases were partially offset by the decrease in revenue and $0.3 million in closure costs related to the CD-ROM mastering and replications operations.

         A large computer hardware OEM (original equipment manufacturer) accounted for 28.4% and 34.4% of our printing services revenue in the first quarter of 2003 and 2002, respectively. The loss of this business could have a material adverse effect on our results of operations.

         Other

         Other operating revenue in the first quarter of 2003 was $21.9 million, an increase of $1.9 million, or 9.9%, compared to $20.0 million in the first quarter of 2002. Other operating earnings in the first quarter of 2003 were $2.0 million, an increase of $2.5 million compared to losses of $0.5 million in the first quarter of 2002. Other EBITDA in the first quarter of 2003 was $2.6 million, an increase of $2.4 million, compared to $0.2 million in the first quarter of 2002 (see page 33 for a reconciliation of other operating earnings to other EBITDA).

         The following table presents our other operating revenue, operating earnings and EBITDA by business for the first quarter of 2002 and 2003:

                                                2002                                               2003
                           ----------------------------------------------      ----------------------------------------------
                                         Direct     Corporate                                Direct     Corporate
                             Label     Marketing       and                      Label      Marketing       and
                           Printing     Services   Eliminations     Total      Printing     Services   Eliminations     Total
                           --------    ---------   ------------    ------      --------    ---------   ------------    ------
                                                                    (in millions)
Operating revenue ....     $   12.1    $     8.7   $       (0.8)   $ 20.0      $   13.7    $     8.9   $       (0.7)   $ 21.9
                           ========    =========   ============    ======      ========    =========   ============    ======
Operating earnings
(loss) ...............     $   (0.2)   $    (1.0)  $        0.7    $ (0.5)     $    0.3    $     0.4   $        1.3    $  2.0
                           ========    =========   ============    ======      ========    =========   ============    ======
EBITDA ...............     $    0.3    $    (0.9)  $        0.8    $  0.2      $    0.7    $     0.6   $        1.3    $  2.6
                           ========    =========   ============    ======      ========    =========   ============    ======

         The increase in other operating revenue was primarily attributed to an increase in the gravure label printing operation in new products for our consumer goods and beverage customers and in print and mail services and database marketing services in our direct marketing services business. Included in operating revenue from our direct marketing services is $4.6 million and $4.8 million of postage amounts billed to customers in the first quarter of 2003 and 2002, respectively.

         The increase in other operating earnings was primarily attributed to the $1.3 million loss on impairment of a customer list recorded in the first quarter of 2002 at our direct marketing services business, the increase in operating revenue from our label printing and direct marketing services businesses and the decrease in operating costs and expenses resulting from our cost control initiatives.

         SAB/Miller Brewing Company accounted for 43.6% and 54.7% of our label printing business' revenue in the first quarter of 2003 and 2002, respectively. In 2003, our label printing business was in the third year of a five-year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

         Non Operating Income and Taxes from Continuing Operations

         Interest income and dividends in the first quarter of 2003 were $0.1 million, a decrease of $0.5 million, or 87.8%, compared to $0.6 million in the first quarter of 2002. The decrease was primarily attributed to the decrease in cash and cash equivalents and interest income received in the first quarter of 2002 from refunds of state income taxes. Interest expense in the first quarter of 2003 was $0.5 million compared to $0.1 million in the first quarter of 2002. Gross interest expense from borrowings under our credit agreement in the first quarter of 2003 was $0.5 million compared to $0.3 million in the first quarter of 2002. Interest expense capitalized as part of our construction of the Milwaukee Journal Sentinel production facility in the first quarter of 2003 was $0.1 million compared to $0.2 million in the first quarter of 2002.

         The effective tax rate on continuing operations was 40.0% in the first quarter of 2003 compared to 41.4% in the first quarter of 2002. The difference between the statutory federal tax rate and the effective tax rate in the first quarter of 2002 was primarily the result of non deductible expenses related to litigation that was settled in 2002.

         Discontinued Operations

         In January 2002, we announced the closure of Fox Cities Newspapers, located in Appleton, Wisconsin, which published six community newspapers. These community newspapers were part of the publishing reportable segment.

         On April 29, 2002, the board of directors of our French printing services subsidiary, approved a resolution to proceed through a liquidation process. The remaining operations of IPC Communication Services, S.A., were turned over to a liquidator on December 31, 2002.

         The operations of Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in our consolidated financial statements and, accordingly, the first quarter of 2002 has been restated to reflect this treatment.

         Net revenue from discontinued operations in the first quarter of 2002 was $1.6 million. Net assets of discontinued operations at March 23, 2003 and December 31, 2002 were zero. Income from discontinued operations in the first quarter of 2002 was $1.6 million. Applicable income tax benefits were $2.7 million in the first quarter of 2002.

         Cumulative Effect of Accounting Change

         Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to results of operations when their carrying amounts exceed their estimated fair values. We performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in our consolidated statements of earnings.

         2002 compared to 2001

         Consolidated

         Our consolidated operating revenue in 2002 was $801.4 million, a decrease of $7.4 million, or 0.9%, compared to $808.8 million in 2001. Our consolidated operating costs and expenses in 2002 were $447.6 million, a decrease of $16.1 million, or 3.5%, compared to $463.7 million in 2001. Our consolidated selling and administrative expenses in 2002 were $239.7 million, a decrease of $21.3 million, or 8.2%, compared to $261.0 million in 2001.

         The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for 2001 and 2002:

                                                                        Percent of                       Percent of
                                                                          Total                             Total
                                                                        Operating                         Operating
                                                          2001           Revenue           2002            Revenue
                                                       ----------       ----------      ----------       ----------
                                                                           (dollars in millions)
Operating revenue:
Publishing.........................................    $    320.6          39.6%        $    311.1            38.8%
Broadcasting.......................................         134.8          16.7              152.8            19.1
Telecommunications.................................         152.0          18.8              148.7            18.6
Printing services..................................         114.6          14.2               97.8            12.2
Other..............................................          86.8          10.7               91.0            11.3
                                                       ----------         -----         ----------           -----
         Total operating revenue...................         808.8         100.0              801.4           100.0

Total operating costs and expenses.................         463.7          57.3              447.6            55.9
Selling and administrative expenses................         261.0          32.3              239.7            29.9
                                                       ----------         -----         ----------           -----
Total operating costs and expenses and selling and
    administrative expenses........................         724.7          89.6              687.9            85.8
                                                       ----------         -----         ----------           -----
         Total operating earnings..................    $     84.1          10.4%        $    114.1            14.2%
                                                       ==========         =====         ==========           =====

         The decrease in total operating revenue was primarily due to the decrease in classified advertising in our publishing businesses, service disconnections and price reductions in our telecommunications business and the consolidation of our U. S. printing services operations and the continued slowdown in our publication printing services business. These decreases were partially offset by increases in Olympic, political and issue advertising in our television broadcasting business. In addition, operating revenue in 2001 was adversely impacted by $1.8 million from preempted advertising due to the uninterrupted news coverage and certain advertising cancellations on television and radio stations following the September 11 terrorist attacks.

         The decrease in total operating costs and expenses and selling and administrative expenses was primarily due to the decrease in the total cost of newsprint, the discontinuation of goodwill, broadcast license and network affiliation agreement amortization expense and the decrease in operating costs and expenses resulting from our cost control initiatives.

         Our consolidated operating earnings in 2002 were $114.1 million, an increase of $30.0 million, or 35.6%, compared to $84.1 million in 2001. The following table presents our operating earnings by segment for 2001 and 2002:

                                                                        Percent of                       Percent of
                                                                          Total                             Total
                                                                        Operating                         Operating
                                                          2001           Revenue           2002            Revenue
                                                       ----------       ----------      ----------       ----------
                                                                           (dollars in millions)
Publishing.........................................    $     24.9          29.6%        $     30.3            26.6%
Broadcasting.......................................          15.5          18.4               33.4            29.3
Telecommunications.................................          48.0          57.1               41.0            35.9
Printing services..................................          (0.8)         (0.9)               2.1             1.8
Other..............................................          (3.5)         (4.2)               7.3             6.4
                                                       ----------         -----         ----------           -----
         Total operating earnings..................    $     84.1         100.0%        $    114.1           100.0%
                                                       ==========         =====         ==========           =====

         The increase in total operating earnings was primarily due to the decrease in the total cost of newsprint, the increase in Olympic, political and issue advertising, the decrease in operating costs and expenses resulting from cost control initiatives, workforce reductions and the closure or transition of certain business units, the discontinuation of goodwill, broadcast license and network affiliation agreement amortization expense and the adverse impact on third quarter 2001 earnings following the September 11 terrorist attacks offset by the decrease in the profit margin on telecommunication services. Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets," and, accordingly, we ceased amortizing goodwill, broadcast licenses and network affiliation agreements. If Statement No. 142 had been adopted effective January 1, 2001, our total operating earnings would have been $92.1 million.

         Our consolidated EBITDA in 2002 was $160.7 million, an increase of $24.9 million, or 18.3%, compared to $135.8 million in 2001. EBITDA is defined as operating earnings plus depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

         The following table presents a reconciliation of our operating earnings to EBITDA by segment for 2001 and 2002:

                                                    2001                                             2002
                              ---------------------------------------------    ---------------------------------------------
                                         Depreciation            Percent of               Depreciation            Percent of
                              Operating      and                    Total      Operating      and                    Total
                              Earnings   Amortization  EBITDA      EBITDA       Earnings  Amortization  EBITDA      EBITDA
                              ---------  ------------  ------    ----------    ---------  ------------  ------    ----------
                                                                  (dollars in millions)

Publishing .............      $    24.9  $       13.9  $ 38.8        28.6%     $    30.3  $       14.2  $ 44.5        27.7%
Broadcasting ...........           15.5          13.3    28.8        21.2           33.4           7.3    40.7        25.3
Telecommunications .....           48.0          14.7    62.7        46.2           41.0          17.1    58.1        36.2
Printing services ......           (0.8)          6.2     5.4         4.0            2.1           5.2     7.3         4.5
Other ..................           (3.5)          3.6     0.1          --            7.3           2.8    10.1         6.3
                              ---------  ------------  ------    ----------    ---------  ------------  ------    ----------
Total ..................      $    84.1  $       51.7  $135.8       100.0%     $   114.1  $       46.6  $160.7       100.0%
                              =========  ============  ======    ==========    =========  ============  ======    ==========

         The increase in total EBITDA was primarily due to increases in operating earnings in our publishing, broadcasting, printing services and other reportable segments offset by a decrease in our telecommunications segment.

          Publishing

         Operating revenue from publishing in 2002 was $311.1 million, a decrease of $9.5 million, or 3.0%, compared to $320.6 million in 2001. Operating earnings from publishing were $30.3 million, an increase of $5.4 million, or 21.8%, compared to $24.9 million in 2001. EBITDA from publishing in 2002 was $44.5 million, an increase of $5.7 million, or 14.6%, compared to $38.8 million in 2001 (see page 42 for a reconciliation of publishing operating earnings to publishing EBITDA).

         The following table presents our publishing operating revenue, operating earnings and EBITDA by daily newspaper and community newspapers and shoppers for 2001 and 2002:

                                              2001                             2002
                                ------------------------------    -------------------------------
                                             Community                         Community
                                  Daily     Newspapers             Daily      Newspapers
                                Newspaper   & Shoppers   Total    Newspaper   & Shoppers    Total
                                ---------   ----------   ------   ---------   ----------    -------
                                                          (in millions)
Operating revenue ........      $  218.8    $    101.8   $320.6   $   212.9   $     98.2    $311.1
                                ========    ==========   ======   =========   ==========    ======
Operating earnings .......      $   23.3    $      1.6   $ 24.9   $    28.7   $      1.6    $ 30.3
                                ========    ==========   ======   =========   ==========    ======
EBITDA ...................      $   31.7    $      7.1   $ 38.8   $    38.5   $      6.0    $ 44.5
                                ========    ==========   ======   =========   ==========    ======

         The following table presents our publishing operating revenue by category for 2001 and 2002:

                                                   2001                              2002
                                   --------------------------------   --------------------------------
                                                 Community                         Community
                                      Daily     Newspapers             Daily      Newspapers
                                    Newspaper   & Shoppers    Total   Newspaper   & Shoppers     Total
                                    ---------   ----------   ------   ---------   -----------   ------
                                                              (in millions)
Advertising revenue:
    Retail ....................     $    74.6   $     55.7   $130.3   $    75.5   $      56.9   $132.4
    Classified ................          67.9         10.9     78.8        62.4           9.8     72.2
    General ...................           9.7           --      9.7        10.1            --     10.1
    Other .....................          14.1          1.4     15.5        15.9           1.5     17.4
                                    ---------   ----------   ------   ---------   -----------   ------
Total advertising revenue .....         166.3         68.0    243.3       163.9          68.2    232.1
Circulation revenue ...........          48.1          3.3     51.4        45.3           3.2     48.5
Other revenue .................           4.4         30.5     34.9         3.7          26.8     30.5
                                    ---------   ----------   ------   ---------   -----------   ------
Total operating revenue .......     $   218.8   $    101.8   $320.6   $   212.9   $      98.2   $311.1
                                    =========   ==========   ======   =========   ===========   ======

         Advertising revenue in 2002 accounted for 74.6% of total publishing revenue compared to 73.1% in 2001. Retail advertising revenue in 2002 was $132.4 million, an increase of $2.1 million, or 1.6%, compared to $130.3 million in 2001. The increase is comprised of a $3.0 million increase in daily newspaper retail preprints and a $1.2 million increase in community newspaper retail advertising and inserts, in part due to rate increases, offset by a $2.1 million decrease in daily newspaper retail ROP (run-of-press) advertisements. We believe the shift toward retail preprints in 2002 was due in part to changes in marketing strategies of certain major national retail advertisers. Additionally, in 2001, many advertisers reduced or eliminated their newspaper advertisements following the September 11 terrorist attacks.

         Classified advertising revenue in 2002 was $72.2 million, a decrease of $6.6 million, or 8.4%, compared to $78.8 million in 2001. At the daily newspaper, decreases in employment advertising of $8.6 million and real estate advertising of $0.1 million were partially offset by increases in automotive advertising of $2.8 million and general advertising of $0.4 million. The decrease in employment advertising, which accounted for almost 37.5% of total classified advertising in 2002, represented a 27.0% decrease from 2001.

We believe the decrease in employment advertising resulted primarily from continuing economic uncertainty; however, with each quarter in 2002 compared to 2001, the decrease in total classified advertising has reduced. The increase in automotive advertising is primarily attributed to auto manufacturers promoting 0% financing programs.

         General advertising revenue in 2002 was $10.1 million, an increase of $0.4 million, or 4.1%, compared to $9.7 million in 2001. The increase was primarily attributable to an increase in general ROP advertising mainly from our telecommunications customers.

         The following table presents the advertising linage of our daily newspaper by category for 2001 and 2002:

                                                2001         2002        Change
                                              -------      -------      -------
                                                     (inches in thousands)
Advertising linage (in inches):
    Retail .............................        812.0        773.6        -4.7%
    Classified .........................        970.6        922.4        -5.0%
    General ............................         51.1         52.7        +3.1%
                                              -------      -------
Total advertising linage (in inches) ...      1,833.7      1,748.7        -4.7%
                                              =======      =======
Preprint pieces (in millions) ..........        719.5        773.5        +7.5%
                                              =======      =======

         Total advertising linage in 2002 decreased 4.7% compared to 2001. The decrease was largely due to a 5.0% decrease in classified advertising and a 4.7% decrease in retail advertising partially offset by a 3.1% increase in general advertising. The decrease in classified advertising lineage is consistent with the decrease in the classified advertising revenue. Retail advertising linage decreased while preprint advertising pieces rose 7.5% primarily as a result of the shift to preprint advertising from a major national retail customer.

         The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for 2001 and 2002:

                                            2001          2002         Change
                                          -------       -------       -------
                                                 (inches in thousands)
Full pages of advertising:
    Community newspapers ..........        94,898        93,888         -1.1%
    Shoppers ......................       113,846       105,545         -7.3%
                                          -------       -------
Total full pages of advertising ...       208,744       199,433         -4.5%
                                          =======       =======
Revenue per page ..................       $288.61       $305.86         +6.0%
                                          =======       =======

         Total pages of full page advertising in 2002 decreased 4.5% compared to 2001. The decrease was largely due to a 7.3% decrease in advertising in the shoppers and a 1.1% decrease in advertising in the community newspapers. Revenue per page increased 6.0% due to rate increases.

         Other advertising revenue, consisting of revenue from direct marketing efforts, JSOnline and event marketing, in 2002 was $17.4 million, an increase of $1.9 million, or 12.3%, compared to $15.5 million in 2001. The increase was largely due to increased direct mail advertising and online classified advertising.

         Circulation revenue in 2002 accounted for 15.6% of total publishing revenue compared to 16.0% in 2001. Circulation revenue in 2002 was $48.5 million, a decrease of $2.9 million, or 5.6%, compared to $51.4 million in 2001. The decrease was mainly attributed to the 4.1% decrease in average net paid circulation for Milwaukee Journal Sentinel's weekday edition and 3.1% decrease in average net paid circulation for Milwaukee Journal Sentinel's Sunday edition, a 3.5% decrease in paid circulation for our community newspapers and greater discounts given to new subscribers. In January 2002, we eliminated home delivery of the Milwaukee Journal Sentinel in all but 12 counties in southeastern Wisconsin. As of the end of 2002, this decision contributed to a decrease in net paid circulation for the daily and Sunday edition of 3.6% and 4.9%, respectively. On June 30, 2002, in an effort to increase readership in certain areas of Milwaukee County, we began offering greater discounts on home delivery and single copy sales. Circulation in those areas has increased since offering the discounts.

         Other revenue, which consists primarily of revenue from commercial printing opportunities at the print plants for our community newspapers and shoppers, in 2002 accounted for 9.8% of total publishing revenue compared to 10.9% in 2001. Other revenue in 2002 was $30.5 million, a decrease of $4.4 million, or 12.6%, compared to $34.9 million in 2001. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers and the loss of three commercial printing customers.

         Publishing operating earnings in 2002 were $30.3 million, an increase of $5.4 million, or 21.8%, compared to $24.9 million in 2001. Contributing to the increase was a $12.3 million reduction in the cost of newsprint and ink compared to 2001 and a $6.8 million decrease in direct wages and selling and administrative expenses, which resulted primarily from workforce reductions at the daily newspaper. These cost reductions were partially offset by $4.6 million in start up costs in 2002 related to the new production facility.

         We anticipate that our new production facility will be fully operational in early 2003. We expect that our new presses will provide improved print reproduction quality and increased productivity, as well as additional opportunities to pursue commercial printing revenue from third parties.

         The threatened outbreak of hostilities in Iraq in March 2003 and the war itself has resulted in certain daily newspaper advertising customers reducing their advertising spending in our daily newspaper. We have also incurred additional news gathering costs.

         Broadcasting

         Operating revenue from broadcasting in 2002 was $152.7 million, an increase of $17.9 million, or 13.3%, compared to $134.8 million in 2001. Operating earnings from broadcasting in 2002 were $33.4 million, an increase of $17.9 million, or 116.0%, compared to $15.5 million in 2001. EBITDA from broadcasting in 2002 was $40.7 million, an increase of $12.0 million, or 41.8%, compared to $28.7 million in 2001 (see page 42 for a reconciliation of broadcasting operating earnings to broadcasting EBITDA).

         On December 31, 2001, we acquired the business and certain of the assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho, for approximately $22.1 million in cash. We began operating the stations on January 1, 2002.

         The following table presents our broadcasting operating revenue, operating earnings and EBITDA by radio stations and television stations for 2001 and 2002:

                                               2001                                      2002
                                 ----------------------------------        ----------------------------------
                                 Radio      Television       Total         Radio      Television       Total
                                 ------     ----------       ------        ------     ----------       ------
                                                                (in millions)
Operating revenue .......        $ 73.9     $     60.9       $134.8        $ 78.2     $     74.5       $152.7
                                 ======     ==========       ======        ======     ==========       ======
Operating earnings ......        $  5.9     $      9.6       $ 15.5        $ 15.2     $     18.2       $ 33.4
                                 ======     ==========       ======        ======     ==========       ======
EBITDA ..................        $ 14.8     $     13.9       $ 28.7        $ 18.2     $     22.5       $ 40.7
                                 ======     ==========       ======        ======     ==========       ======

         Operating revenue from our radio stations in 2002 was $78.2 million, an increase of $4.3 million, or 5.8%, compared to $73.9 million in 2001. The increase was primarily attributed to a $2.9 million increase in local advertising revenue and a $0.7 million increase from national advertising revenue across most markets, and a $0.7 million increase in political and issue advertising revenue. These increases in advertising revenue from the radio stations reflect a $0.5 million adverse impact in 2001 from advertising cancellations and the loss of advertising spots following the September 11 terrorist attacks.

         Operating earnings from our radio stations in 2002 were $15.2 million, an increase of $9.3 million, or 157.6%, compared to $5.9 million in 2001. The increase was primarily attributed to the discontinuation of $5.7 million of goodwill and broadcast license amortization expense, the $4.3 million increase in revenue and the decrease in operating costs and expenses resulting from cost control initiatives at all of our radio stations.

         Operating revenue from our television stations in 2002 was $74.5 million, an increase of $13.6 million, or 22.3%, compared to $60.9 million in 2001. The increase was primarily attributed to a $7.8 million increase in Olympic, political and issue advertising revenue, a $4.6 million increase in local advertising revenue and a $1.5 million increase in national advertising revenue. Included in the revenue increase is $5.3 million from the two stations in Idaho that were acquired on December 31, 2001. These increases in advertising revenue from the television stations reflect in part the $1.3 million adverse impact in 2001 of the loss of advertising spots during the uninterrupted news coverage and certain advertising cancellations following the September 11 terrorist attacks.

         Operating earnings from our television stations in 2002 were $18.2 million, an increase of $8.6 million, or 89.6%, compared to $9.6 million in 2001. The increase was primarily attributed to the $13.6 million increase in revenue, the discontinuation of $1.0 million of goodwill, broadcast license and network affiliation agreement amortization expense and the effects of cost control initiatives at all of our television stations.

         The threatened outbreak of hostilities in Iraq in March 2003 and the war itself has had a negative impact on our broadcast results due to reduced spending levels by some advertisers. There was a hesitancy on the part of some advertisers to place schedules during the period of time leading up to the war, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks during their continuous coverage of the war.

         Telecommunications

         Operating revenue from telecommunications in 2002 was $148.7 million, a decrease of $3.3 million, or 2.2%, compared to $152.0 million in 2001. Operating earnings from telecommunications in 2002 were $41.0 million, a decrease of $7.0 million, or 14.7%, compared to $48.0 million in 2001. EBITDA from telecommunications in 2002 was $58.1 million, a decrease of $4.6 million, or 7.3%, compared to $62.7 million in 2001 (see page 42 for a reconciliation of telecommunications operating earnings to telecommunications EBITDA).

         Wholesale telecommunication services provide network transmission solutions for other service providers by offering bulk transmission capacity. Operating revenue from wholesale services in 2002 was $97.3 million, a decrease of $5.3 million, or 5.2%, compared to $102.6 million in 2001. The decrease was primarily attributed to service disconnections and price reductions. Monthly recurring revenue from wholesale services at the end of 2002 was $7.5 million compared to $8.1 million at the beginning of 2002 and $7.8 million at the beginning of 2001. During 2002, new customers and new circuit connections of $1.3 million in monthly recurring revenue were more than offset by service disconnections, price reductions and lost customers.

         Commercial telecommunication services provide advanced data communications and long distance service to small and medium sized businesses in the Upper Midwest, principally in Wisconsin, Michigan, Indiana, Minnesota and Illinois. Operating revenue from commercial services in 2002 was $51.4 million, an increase of $2.0 million, or 4.0%, compared to $49.4 million in 2001. The increase was primarily attributed to an increase in long distance services. Monthly recurring revenue from commercial advanced data services at the end of 2002 of $3.0 million was virtually equal to the amount at the beginning of 2002 and $0.2 million higher than the $2.8 million at the beginning of 2001. During 2002, new customers and new circuit connections of $0.7 million in monthly recurring revenue were offset by service disconnections, price reductions and lost customers.

         The decrease in operating earnings from telecommunications was primarily attributed to service disconnections, the decrease in profit margins on services provided due to price reductions and the increase in depreciation expense of $2.5 million resulting from the completion of several capital investment initiatives during 2001. We expect continued service disconnections and price reductions in our wholesale telecommunications business will cause an increasing downward trend that could result in a significant decrease in our telecommunications operating earnings into 2003.

         WorldCom and Global Crossing together accounted for 20.1% and 22.5% of our telecommunications revenue in 2002 and 2001, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002. We had a pre-petition receivable, net of applicable "set-off" accounts payable, from WorldCom, which was sold to a third party in April 2003. We recorded a reserve in the amount of the net receivable in the third quarter of 2002. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. A renewal service contract with Global Crossing is being negotiated, though Global Crossing retains the right to accept or reject our current contract under federal bankruptcy law. WorldCom also has a right to accept or reject our current contract with them under federal bankruptcy law. If either contract is rejected, we would have an unsecured claim for the balance due on the contracts in the bankruptcy proceeding.

         We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided. We continue to provide services to WorldCom and Global Crossing and receive timely payment for those services.

         Printing Services

         Operating revenue from printing services in 2002 was $97.8 million, a decrease of $16.8 million, or 14.6%, compared to $114.6 million in 2001. Operating earnings from printing services in 2002 were $2.1 million, an increase of $2.9 million, compared to losses of $0.8 million in 2001. EBITDA from printing services in 2002 was $7.3 million, an increase of $1.9 million, or 35.2%, compared to $5.4 million in 2001 (see page 42 for a reconciliation of printing services operating earnings to printing services EBITDA).

         The decrease in printing services operating revenue was primarily attributed to the consolidation of our U.S. operations to eliminate customers that did not fit our long-term strategic business plans and continued slowdown in the publication printing services business. CD-ROM replication continued at essentially the same level as in the prior year; however, we continue to experience intense price competition for this product in all markets.

         The increase in printing services operating earnings was primarily attributed to a reduction in operational costs and an increase in the sale of products with higher margins. These were partially offset by the decrease in revenue and a $2.5 million loss on impairment of CD-ROM related equipment.

         A large computer hardware OEM (original equipment manufacturer) accounted for 37.6% and 29.8% of our printing services revenue in 2002 and 2001, respectively. The loss of this customer could have a material adverse effect on our results of operations.

         On February 4, 2003, we announced the closure of our CD-ROM mastering and replications operations. We do not expect the costs to close these operations to have a material adverse effect on our results of operations.

         Other

         Other operating revenue in 2002 was $91.0 million, an increase of $4.2 million, or 4.8%, compared to $86.8 million in 2001. Other operating earnings in 2002 were $7.3 million, an increase of $10.8 million compared to losses of $3.5 million in 2001. Other EBITDA in 2002 was $10.1 million, an increase of $10.0 million, compared to $0.1 million in 2001 (see page 42 for a reconciliation of other operating earnings to other EBITDA).

         The following table presents our other operating revenue, operating earnings and EBITDA by business for 2001 and 2002:

                                                2001                                               2002
                           ----------------------------------------------      ---------------------------------------------
                                         Direct     Corporate                                Direct     Corporate
                             Label     Marketing       and                      Label      Marketing       and
                           Printing     Services   Eliminations     Total      Printing     Services   Eliminations    Total
                           --------    ---------   ------------    ------      --------    ---------   ------------    -----
                                                                    (in millions)

Operating revenues .....   $   55.7    $    35.9   $       (4.8)   $ 86.8      $   56.5    $    38.3   $       (3.8)   $91.0
                           ========    =========   ============    ======      ========    =========   ============    =====
Operating earnings .....   $   (0.6)   $    (1.2)  $       (1.7)   $ (3.5)     $    2.4    $    (0.1)  $        5.0    $ 7.3
                           ========    =========   ============    ======      ========    =========   ============    =====
EBITDA .................   $    1.4    $     0.0   $       (1.3)   $  0.1      $    4.2    $     0.5   $        5.4    $10.1
                           ========    =========   ============    ======      ========    =========   ============    =====


         The increase in other operating revenue was primarily attributed to an increase in the gravure label printing operation of new label products for our largest label printing customer, SAB/Miller Brewing Company, and in print and mail services and database marketing services in our direct marketing services business. Included in operating revenue from our direct marketing services is $21.6 million and $21.3 million of postage amounts billed to customers in 2002 and 2001, respectively. Other operating revenue in 2001 was adversely impacted by the September 11 terrorist attacks and the anthrax scare, which resulted in advertisers reducing the amount of direct mail.

         The increase in other operating earnings was primarily attributed to the decrease in the litigation reserve by $4.1 million to reflect the settlement of the Newspaper Merger Class Action Suit (discussed in note 8 in our notes to consolidated financial statements), the $3.2 million increase in operating revenue from our label printing and direct marketing services businesses, the decrease in operating costs and expenses resulting from our cost control initiatives and the discontinuation of $0.4 million of goodwill amortization expense partially offset by the $1.3 million loss on impairment of a customer list at our direct marketing services business.

         SAB/Miller Brewing Company accounted for 50.7% and 47.4% of our label printing business' revenue in 2002 and 2001, respectively. In 2002, our label printing business was in the second year of a five year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

         Non Operating Income and Taxes from Continuing Operations

         Interest income and dividends in 2002 were $1.0 million, a decrease of $0.6 million, or 37.5%, compared to $1.6 million in 2001. The decrease was primarily attributed to the decrease in cash and cash equivalents offset by interest income received from refunds of state income taxes. Interest expense in 2002 was $0.6 million compared to $0.4 million in 2001. Gross interest expense from borrowings under our credit agreement in 2002 was $1.8 million compared to $0.5 million in 2001. Interest expense capitalized as part of our construction of the Milwaukee Journal Sentinel production facility in 2002 was $1.2 million compared to $0.1 million in 2001.

         The effective tax rate on continuing operations was 43.2% in 2002 compared to 42.0% in 2001. The difference between the statutory federal tax rate and the effective tax rate was primarily the result of the litigation that was settled during 2002.

         Discontinued Operations

         In January 2002, we announced the closure of Fox Cities Newspapers, located in Appleton, Wisconsin, which published six community newspapers. These community newspapers were part of the publishing reportable segment.

         On April 29, 2002, the board of directors of our French printing services subsidiary, IPC Communication Services, S.A., a business in our printing services segment, approved a resolution to proceed to close IPC Communication Services, S.A. through a liquidation process. The remaining operations of IPC Communication Services, S.A., were turned over to a liquidator on December 31, 2002.

         The operations of Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in our consolidated financial statements and, accordingly, prior periods have been restated to reflect this treatment.

         Net revenue from discontinued operations in 2002 was $3.3 million, a decrease of $11.9 million, or 78.3%, compared to $15.2 million in 2001. Net assets of discontinued operations at December 31, 2002 were zero and $3.3 million at December 31, 2001. Loss from discontinued operations in 2002 was $7.2 million compared to $2.2 million in 2001. Applicable income tax benefits were $6.6 million and $0.5 million in 2002 and 2001, respectively.

         Cumulative Effect of Accounting Change

         Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to results of operations when their carrying amounts exceed their estimated fair values. We performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in our consolidated statements of earnings.

         2001 compared to 2000

         Consolidated

         Our consolidated operating revenue in 2001 was $808.8 million, a decrease of $10.4 million, or 1.3%, compared to $819.2 million in 2000. Our consolidated operating costs and expenses in 2001 were $463.7 million, an increase of $16.4 million, or 3.7%, compared to $447.3 million in 2000. Our consolidated selling and administrative expenses in 2001 were $261.0 million, a decrease of $1.7 million, or 0.1%, compared to $262.7 million in 2000.

         The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for 2000 and 2001:


                                                                            Percentage of                       Percentage of
                                                                                Total                               Total
                                                                              Operating                           Operating
                                                               2000            Revenue             2001            Revenue
                                                          --------------    -------------     --------------   --------------
                                                                                (dollars in millions)
Operating revenue:
Publishing............................................    $        345.3           42.1%      $      $ 320.6          39.6%
Broadcasting..........................................             149.9           18.3                134.8          16.7
Telecommunications....................................             126.6           15.5                152.0          18.8
Printing services.....................................             107.3           13.1                114.6          14.2
Other.................................................              90.1           11.0                 86.8          10.7
                                                          --------------    -----------       --------------     ---------
        Total operating revenue.......................             819.2          100.0                808.8         100.0

Total operating costs and expenses....................             447.3           54.6                463.7          57.3
Selling and administrative expenses...................             262.7           32.1                261.0          32.3
                                                          --------------    -----------       --------------     ---------
Total operating costs and expenses and selling and
     administrative expenses..........................             710.0           86.7                724.7          89.6
                                                          --------------    -----------       --------------     ---------
        Total operating earnings......................    $        109.2           13.3%      $         84.1          10.4%
                                                          ==============    ===========       ==============     =========

         The decrease in operating revenue was primarily attributed to the decrease in advertising revenue in our publishing business and the decrease in television operating revenue due to the decline in political and issue advertising and the economic downturn offset by the increase in telecommunications operating revenue attributed to new sales opportunities and network expansion. In addition, operating revenue in 2001 was adversely impacted by $1.8 million from preempted advertising due to the uninterrupted television news coverage and certain advertising cancellations on television and radio stations following the September 11 terrorist attacks.

         The increase in total operating costs and expenses and selling and administrative expenses was primarily due to the cost of workforce reduction and business transition charges, the increase in the cost of raw materials other than newsprint and the increase in the cost of payroll and benefits.

         Our operating earnings in 2001 were $84.1 million, a decrease of $25.1 million, or 23.0%, compared to $109.2 million in 2000. The following table presents our operating earnings by segment for 2000 and 2001:


                                                                     Percentage of                   Percentage of
                                                                        Total                            Total
                                                                       Operating                       Operating
                                                        2000            Revenue            2001        Revenue
                                                     ----------      -------------     -----------   -------------
                                                                     (dollars in millions)
Publishing...................................        $     39.3              36.0%     $      24.9          29.6%
Broadcasting.................................              30.4              27.9             15.5          18.4
Telecommunications...........................              40.1              36.7             48.0          57.1
Printing services............................               3.3               3.0             (0.8)         (0.9)
Other........................................              (3.9)             (3.6)            (3.5)         (4.2)
                                                     ----------       -----------      -----------    ----------
            Total operating earnings.........        $    109.2             100.0%     $      84.1         100.0%
                                                     ==========       ===========      ===========    ==========

         The decrease in operating earnings was primarily due to the decrease in operating revenue, the cost of workforce reduction and business transition charges, the cost of accrued litigation and the adverse impact on third quarter 2001 earnings following the September 11 terrorist attacks.

         Our consolidated EBITDA in 2001 was $135.8 million, a decrease of $23.5 million, or 14.8%, compared to $159.3 million in 2000. The following table presents a reconciliation of our operating earnings to EBITDA by segment for 2000 and 2001:

                                            2000                                          2001
                       ----------------------------------------------  --------------------------------------------------
                                     Depreciation            Percent                Depreciation                 Percent
                        Operating       and                  of Total   Operating       and                      of Total
                        Earnings     Amortization   EBITDA    EBITDA    Earnings    Amortization    EBITDA        EBITDA
                       -----------   ------------   -------  --------   ---------   ------------    -------      --------
                                                                  (dollars in millions)

Publishing...........  $      39.3    $       14.2  $  53.5     33.6%   $    24.9    $      13.9    $   38.8        28.6%
Broadcasting.........         30.4            13.6     44.0     27.6         15.5           13.3        28.8        21.2
Telecommunications...         40.1            11.4     51.5     32.3         48.0           14.7        62.7        46.2
Printing services....          3.3             6.7     10.0      6.3         (0.8)           6.2         5.4         4.0
Other................         (3.9)            4.2      0.3      0.2         (3.5)           3.6         0.1          --
                       -----------    ------------ --------   ------    ---------    -----------    --------    --------
Total................  $     109.2    $       50.1  $ 159.3    100.0%   $    84.1    $      51.7    $  135.8       100.0%
                       ===========    ============ ========   ======    =========    ===========    ========    ========

         The decrease in total EBITDA was primarily due to decreases in operating earnings in our publishing, broadcasting, printing services and other reportable segments partially offset by an increase in our telecommunications segment.

         Publishing

         Operating revenue from publishing in 2001 was $320.6 million, a decrease of $24.7 million, or 7.2%, compared to $345.3 million in 2000. Operating earnings from publishing were $24.9 million, a decrease of $14.4 million, or 36.6%, compared to $39.3 million in 2000. EBITDA from publishing in 2001 was $38.8 million, a decrease of $14.7 million, or 27.5%, compared to $53.5 million in 2000 (see table above for a reconciliation of publishing operating earnings to publishing EBITDA).

         The following table presents our publishing operating revenue, operating earnings and EBITDA by daily newspaper and community newspapers and shoppers for 2000 and 2001:

                                                     2000                                                     2001
                           ----------------------------------------------------- ------------------------------------------------
                                                   Community                                            Community
                                 Daily            Newspapers                           Daily           Newspapers
                               Newspaper          & Shoppers           Total         Newspaper         & Shoppers        Total
                           -----------------   -----------------    ----------   ----------------   ----------------   ----------
                                                                 (in millions)
Operating revenue........  $           237.0   $           108.3    $    345.3   $          218.8   $          101.8   $    320.6
                           =================   =================    ==========   ================   ================   ==========
Operating earnings.......  $            38.4   $             0.9    $     39.3   $           23.3   $            1.6   $     24.9
                           =================   =================    ==========   ================   ================   ==========
EBITDA...................  $            46.5   $             7.0    $     53.5   $           31.7   $            7.1   $     38.8
                           =================   =================    ==========   ================   ================   ==========

         The following table presents our publishing operating revenue by category for 2000 and 2001:

                                                     2000                                           2001
                                ---------------------------------------------    -----------------------------------------
                                                  Community                                      Community
                                    Daily         Newspapers                       Daily         Newspapers
                                  Newspaper       & Shoppers        Total         Newspaper      & Shoppers        Total
                                -------------    -------------    -----------    ------------   -------------    ---------
                                                                        (in millions)
Advertising revenue:
     Retail...................   $       74.2    $        56.8    $     131.0    $       74.6   $        55.7    $   130.3
     Classified...............           85.4             12.1           97.5            67.9            10.9         78.8
     General..................           10.9               --           10.9             9.7              --          9.7
     Other....................           13.3              1.4           14.7            14.1             1.4         15.5
                                 ------------    -------------    -----------    ------------   -------------    ---------
Total advertising revenue.....          183.8             70.3          254.1           166.3            68.0        234.3
Circulation revenue...........           48.3              3.5           51.8            48.1             3.3         51.4
Other revenue.................            4.9             34.5           39.4             4.4            30.5         34.9
                                 ------------    -------------    -----------    ------------   -------------    ---------
Total operating revenue.......   $      237.0    $       108.3    $     345.3    $      218.8   $       101.8    $   320.6
                                 ============    =============    ===========    ============   =============    =========

         Advertising revenue in 2001 accounted for 73.1% of total publishing revenue compared to 73.6% in 2000. Retail advertising revenue in 2001 was $130.3 million, a decrease of $0.7 million, or 0.5%, compared to $131.0 million in 2000. The decrease is comprised of a $1.1 million decrease in community newspapers retail advertising and a $0.4 million decrease in daily newspaper retail ROP advertisements offset by a $0.8 million increase in daily newspaper retail preprints. We believe certain major national retail advertisers have changed their marketing strategies and have shifted toward retail preprints. Additionally, in 2001, many advertisers reduced or eliminated their newspaper advertisements following the September 11 terrorist attacks.

         Classified advertising revenue in 2001 was $78.8 million, a decrease of $18.7 million, or 19.2%, compared to $97.5 million in 2000. At the daily newspaper, the decrease in employment advertising of $19.4 million was partially offset by increases in real estate advertising, automotive advertising and general advertising. The decrease in employment advertising, which accounted for almost 47.7% of total classified advertising in 2001, represented a 37.5% decrease from 2000. We believe the decrease in employment advertising resulted primarily from continuing economic weakness.

         General advertising revenue in 2001 was $9.7 million, a decrease of $1.2 million, or 11.0%, compared to $10.9 million in 2000. The decrease was primarily attributable to a decrease in general ROP and preprint advertising mainly from our airline customers.

         The following table presents the advertising linage of our daily newspaper by category for 2000 and 2001:

                                                            2000                2001                   Change
                                                       --------------       --------------          -----------
                                                                        (inches in thousands)
Advertising linage (in inches):
     Retail.........................................            811.5                812.0             -0.1%
     Classified.....................................          1,164.3                970.6            -16.6%
     General........................................             63.6                 51.1            -19.7%
                                                       --------------       --------------
Total advertising linage (in inches)................          2,039.4              1,833.7            -10.0%
                                                       ==============       ==============

Preprint pieces (in millions).......................            665.7                719.5             +8.1%
                                                       ==============       ==============

         Total advertising linage in 2001 decreased 10.0% compared to 2000. The decrease was largely due to a 16.6% decrease in classified advertising, an 0.1% decrease in retail advertising and a 19.7% decrease in general advertising. Retail advertising linage decreased primarily as a result of the shift in major retail advertising to more preprint advertising. Preprint advertising pieces rose 8.1% in 2001 primarily due to an increase in preprint advertising from major national retail customers.

         The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for 2000 and 2001:


                                                       2000                 2001                Change
                                                   -------------       -------------          -----------
                                                                      (inches in thousands)
Full pages of advertising:
     Community newspapers......................          111,440              94,898            -14.8%
     Shoppers..................................          134,057             113,846            -15.1%
                                                   -------------       -------------
Total full pages of advertising................          245,497             208,744            -15.0%
                                                   =============       =============

Revenue per page...............................          $258.94             $288.61            +11.5%
                                                   =============       =============

         Total pages of full page advertising in 2001 decreased 15.0% compared to 2000. The decrease was largely due to a 15.1% decrease in advertising in the shoppers and a 14.8% decrease in advertising in the community newspapers. Revenue per page increased 11.5% due to rate increases.

         Other advertising revenue, consisting of revenue from direct marketing efforts, JSOnline, event marketing, legal notices and Internet products in 2001 was $15.5 million, an increase of $0.8 million, or 5.4%, compared to $14.7 million in 2000. The increase was largely due to increased direct mail advertising and online classified advertising.

         Circulation revenue in 2001 accounted for 16.0% of total publishing revenue compared to 15.0% in 2000. Circulation revenue in 2001 was $51.4 million, a decrease of $0.4 million, or 0.8%, compared to $51.8 million in 2000. The decrease was mainly attributed to a 7.4% decrease in average net paid circulation for Journal Sentinel's weekday edition, a 1.6% decrease in average net paid circulation for Journal Sentinel's Sunday edition and a 4.7% decrease in paid circulation for our community newspapers.

         Other revenue, which consists primarily of revenue from commercial printing at the print plants for our community newspapers and shoppers, in 2001 accounted for 10.9% of total publishing revenue compared to 11.4% in 2000. Other revenue in 2001 was $34.9 million, a decrease of $4.5 million, or 11.4%, compared to $39.4 million in 2000. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers.

         Publishing operating earnings in 2001 were $24.9 million, a decrease of $14.3 million, or 36.5%, compared to $39.2 million in 2000. Contributing to the decrease was a $24.7 million decrease in the total publishing operating revenue and $3.3 million in workforce reductions partially offset by a decrease of $3.4 million in the cost of newsprint and ink and a $8.4 million decrease in direct wages and selling and administrative expenses, which resulted primarily from workforce reductions at the daily newspaper.

         Broadcasting

         Operating revenue from broadcasting in 2001 was $134.8 million, a decrease of $15.1 million, or 10.1%, compared to $149.9 million in 2000. Operating earnings in 2001 were $15.5 million, a decrease of $14.9 million, or 49.0%, compared to $30.4 million in 2000. EBITDA in 2001 was $28.7 million, a decrease of $15.3 million, or 34.8%, compared to $44.0 million in 2000 (see page 51 for a reconciliation of broadcasting operating earnings to broadcasting EBITDA).

         The following table presents our broadcasting operating revenue, operating earnings and EBITDA by radio stations and television stations for 2000 and 2001:

                                                   2000                                                         2001
                           -----------------------------------------------      ----------------------------------------------
                               Radio         Television         Total               Radio         Television         Total
                           -------------   --------------   --------------      -------------   --------------   -------------
                                                  (in millions)
Operating revenue......... $        73.5   $         76.4   $        149.9      $        73.9   $         60.9   $       134.8
                           =============   ==============   ==============      =============   ==============   =============

Operating earnings........ $         5.0   $         25.4   $         30.4      $         5.9   $          9.6   $        15.5
                           =============   ==============   ==============      =============   ==============   =============

EBITDA.................... $        14.4   $         29.6   $         44.0      $        14.8   $         13.9   $        28.7
                           =============   ==============   ==============      =============   ==============   =============

         Operating revenue from our radio stations in 2001 was $73.9 million, an increase of $0.4 million, or 0.5%, compared to $73.5 million in 2000. The increase was primarily attributed to a $0.7 million increase in local advertising revenue and a $0.6 million increase in network and other revenue offset by a $0.6 million decrease in political and issue advertising revenue and a $0.4 million decrease in national advertising revenue. These changes in advertising revenue from the radio stations in 2001 reflect the $0.5 million adverse impact from cancellations and the loss of advertising spots following the September 11 terrorist attacks.

         Operating earnings from our radio stations in 2001 were $5.9 million, an increase of $0.9 million, or 18.0%, compared to $5.0 million in 2000. The increase was primarily attributed to the $0.4 million increase in revenue and the $1.0 million decrease in payroll costs and other selling expenses.

         Operating revenue from our television stations in 2001 was $60.9 million, a decrease of $15.5 million, or 20.3%, compared to $76.4 million in 2000. The decrease was primarily attributed to a $9.1 million decrease in Olympic, political and issue advertising revenue, a $3.6 million decrease in local advertising revenue and a $2.5 million decrease from national advertising revenue across all markets. Of these decreases in advertising revenue from the television stations in 2001, $1.3 million was due to the uninterrupted news coverage and certain advertising cancellations following the September 11 terrorist attacks.

         Operating earnings from our television stations in 2001 were $9.6 million, a decrease of $15.8 million, or 62.2%, compared to $25.4 million in 2000. The decrease was primarily attributed to the $15.5 million decrease in revenue.

         Telecommunications

         Operating revenue from telecommunications in 2001 was $152.0 million, an increase of $25.4 million, or 20.1%, compared to $126.6 million in 2000. Operating earnings from telecommunications in 2001 were $48.0 million, an increase of $7.9 million, or 19.7%, compared to $40.1 million in 2000. EBITDA from telecommunications in 2001 was $62.7 million, an increase of $11.2 million, or 21.7%, compared to $51.5 million in 2000 (see page 51 for a reconciliation of telecommunications operating earnings to telecommunications EBITDA).

         Operating revenue from wholesale services in 2001 was $102.6 million, an increase of $18.4 million, or 21.9%, compared to $84.2 million in 2000. The increase was primarily attributed to strong demand for our services and the network expansion into Michigan and Indiana. Monthly recurring revenue from wholesale services at the end of 2001 was $8.1 million compared to $7.8 million at the beginning of 2001 and $5.5 million at the beginning of 2000. During 2001, new customers and new circuit connections of $2.9 million in monthly recurring revenue were partially offset by service disconnections, price reductions and lost customers.

         Operating revenue from commercial services in 2001 was $49.4 million, an increase of $7.0 million, or 16.5%, compared to $42.4 million in 2000. The increase was primarily attributed to an increase in data services. Monthly recurring revenue from commercial data services at the end of 2001 was $3.0 million compared to $2.8 million at the beginning of 2001 and $2.4 million at the beginning of 2000. During 2001, new customers and new circuit connections of $0.8 million in monthly recurring revenue were partially offset by service disconnections, price reductions and lost customers.

         The increase in operating earnings from telecommunications was primarily attributed to the $25.4 million increase in revenue offset by a decrease in profit margins due to price reductions. We expect continued price reductions and service disconnections will cause a downward trend in earnings in 2002.

         WorldCom and Global Crossing together accounted for 22.5% and 23.7% of our telecommunications operating revenue in 2001 and 2000, respectively. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations.

         We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided.

         Printing Services

         Operating revenue from printing services in 2001 was $114.6 million, an increase of $7.3 million, or 6.8%, compared to $107.3 million in 2000. The operating loss from printing services in 2001 was $0.8 million, a decrease of $4.1 million, compared to earnings of $3.3 million in 2000. EBITDA from printing services was $5.4 million in 2001, a decrease of $4.6 million, or 46.0%, compared to $10.0 million in 2000 (see page 51 for a reconciliation of printing services operating earnings to printing services EBITDA).

         The increase in printing services operating revenue was primarily attributed to an increase in assembly services. The decrease in operating earnings was primarily attributed to $2.3 million in expense related to the transition of the Eastern and Western Regions into one operational unit called IPC U.S. Operations and $0.7 million in costs related to the shutdown of operations in Ireland.

         A large computer hardware OEM (original equipment manufacturer) accounted for 29.8% and 24.4% of our printing services revenue in 2001 and 2000, respectively. The loss of this customer could have a material adverse effect on our results of operations.

         Other

         Other operating revenue in 2001 was $86.8 million, a decrease of $3.3 million, or 3.7%, compared to $90.1 million in 2000. Other operating losses in 2001 were $3.5 million, a decrease of $0.5 million, or 11.6%, compared to losses of $4.0 million in 2000. Other EBITDA in 2001 was $0.1 million, a decrease of $0.2 million, compared to $0.3 million in 2000 (see page 51 for a reconciliation of other operating earnings to other EBITDA).

         The following table presents our other operating revenue, operating earnings and EBITDA by business for 2000 and 2001:

                                                   2000                                               2001
                             ------------------------------------------------     -----------------------------------------------
                                         Direct                                               Direct
                              Label     Marketing   Corporate and                  Label     Marketing   Corporate and
                             Printing   Services     Eliminations     Total       Printing   Services     Eliminations     Total
                             --------   ---------   -------------   ---------     --------   ---------   -------------   --------
                                                                          (in millions)

Operating revenues......     $   59.6   $    34.3   $        (3.8)  $    90.1     $   55.7   $    35.9   $        (4.8)  $   86.8
                             ========   =========   =============   =========     ========   =========   =============   ========
Operating earnings......     $   (0.9)  $     0.1   $        (3.2)  $    (4.0)    $   (0.6)  $    (1.2)  $        (1.7)  $   (3.5)
                             ========   =========   =============   =========     ========   =========   =============   ========
EBITDA..................     $    1.6   $     1.3   $        (2.6)  $     0.3     $    1.4   $     0.0   $        (1.3)  $    0.1
                             ========   =========   =============   =========     ========   =========   =============   ========

         The decrease in operating revenue was primarily attributed to the March 2001 sale of the Milwaukee label printing business offset by the increase in print and mail services in our direct marketing services business. Operating revenue in 2001 was adversely impacted by the terrorist attacks and the anthrax scare, which resulted in advertisers reducing their use of direct mail. Included in operating revenue from our direct marketing services was $21.3 million and $19.7 million of postage amounts billed to customers in 2001 and 2000, respectively.

         In 2000 and 2001, the operating losses were primarily attributed to an increase in the litigation reserve.

         SAB/Miller Brewing Company accounted for approximately 47.4% and 27.5% of our label printing operating revenue in 2001 and 2000, respectively. In 2001, our label printing business was in the first year of a five year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

         Non Operating Income and Taxes from Continuing Operations

         Interest income and dividends in 2001 were $1.6 million, an increase of $0.3 million, or 23.1%, compared to $1.3 million in 2000. The increase was primarily attributed to the increase in cash available for commercial paper and money market investments throughout 2001. Interest expense was $0.4 million in 2001 and 2000. Gross interest expense from borrowings under our credit agreement in 2001 was $0.5 million compared to $1.3 million in 2000. Interest expense capitalized as part of our construction of the Journal Sentinel production facility in 2001 was $0.1 million compared to $0.9 million in 2000.

         The effective tax rate on continuing operations was 42.0% in 2001 compared to 40.1% in 2000. The difference between the statutory federal tax rate and the effective tax rate was primarily due to the reduction of deferred tax assets for state net operating losses.

         Discontinued Operations

         Net revenue from discontinued operations in 2001 was $15.2 million, a decrease of $4.1 million, or 21.2%, compared to $19.3 million in 2000. Net assets of discontinued operations at December 31, 2001 were $3.3 million. The loss from discontinued operations in 2001 was $2.2 million compared to $0.1 million in 2000. Applicable income tax benefits in 2001 was $0.5 million and $0.6 million in 2000.

Liquidity and Capital Resources

         Our principal liquidity and capital requirements have historically been to pay dividends that have supported employee ownership and to meet our working capital and capital expenditure needs. Since 2000, we have also required liquidity to purchase units in JESTA from employees and former employees to ensure liquidity for them. Historically, we have relied on cash flow from operations and, in 2002, supplemented these cash flows with borrowings under our revolving credit facility, to satisfy our liquidity and capital requirements. We intend to replace our current revolving credit facility prior to this offering and put in place a debt structure with more appropriate terms for our new capital structure. Recently we extended our revolving credit agreement, which now expires in April 2004. After giving effect to the recapitalization, including the application of the net proceeds of this offering as described under "Use of Proceeds," as well as new debt facility to be entered into prior to the closing of this offering and the tender offer for shares of class B common stock, we expect that the aggregate dividend amount paid on our common stock will initially be reduced, and our debt service obligation will be increased, from levels that existed before this offering. We believe that current cash balances, which were $6.6 million at March 23, 2003, expected cash flows from operations and borrowings under our extended revolving credit facility or a new debt facility will be adequate for the foreseeable future to provide for our capital expenditures, cash dividends, working capital and debt service.

         In certain states, we may have inadvertently failed to file required state securities forms in connection with our sale of JESTA units to our employees. Consequently, we currently intend to offer to rescind purchases of JESTA units made by employees in those states during certain time periods. If all employees to whom the rescission offer is made accept the offer, then we could incur costs of up to approximately $15 million in connection with the purchase of units in the rescission offer. We do not expect the rescission offer will have a material adverse effect on our results of operations or financial condition.

         Cash Flow For First Quarter Ended March 23, 2003

         Cash provided by operating activities was $37.6 million in the first quarter of 2003 compared to $24.6 million in the first quarter of 2002. The increase is primarily attributed to recording a $8.2 million liability for equipment for the daily newspaper's new production facility.

         Cash used for investing activities was $16.8 million in the first quarter of 2003 compared to $16.3 million in the first quarter of 2002. Capital expenditures for property and equipment were $16.8 million in the first quarter of 2003 and $16.3 million in the first quarter of 2002. We continued to invest in the equipment and the building for our daily newspaper production facility and upgrades to our telecommunications fiber optic network.

         Cash used for financing activities was $22.7 million in the first quarter of 2003 compared to $9.0 million in the first quarter of 2002. We decreased our borrowing under our credit agreement by $14.9 million in the first quarter of 2003 compared to the increase in borrowing of $65.0 million in the first quarter of 2002. The increased borrowing in 2002 was primarily used to purchase units of beneficial interest from employees and former employees. In the first quarter of 2003, there were no sales or purchases of units compared to purchases of units of $79.9 million and sales of units of $14.0 million in the first quarter of 2002. We paid cash dividends of $7.8 million and $7.9 million in the first quarter of 2003 and 2002, respectively.

         Cash used for discontinued operations was $0.4 million in the first quarter of 2002.

         We have a $120.0 million bank revolving credit agreement, expiring April 30, 2004, to support our cash requirements. As of March 23, 2003, we had borrowings of $75.9 million under this credit agreement, including $4.9 million bearing interest at the base rate of 4.25% and $71.0 million bearing interest at the LIBOR based rate of 2.21%, and immediately available credit of $44.1 million.

         Cash Flow for Year Ended December 31, 2002

         Cash provided by operating activities was $86.1 million in 2002 compared to $118.4 million in 2001 and $133.1 million in 2000. The decrease was mainly due to funding of the pension plan obligations of $44.5 million in 2002.

         Cash used for investing activities was $51.4 million in 2002 compared to $108.1 million in 2001 and $94.0 million in 2000. Capital expenditures for property and equipment were $53.2 million in 2002, $90.2 million in 2001 and $96.8 million in 2000. We continued to invest in the building of our daily newspaper production facility, digital television equipment and upgrades to the telecommunications fiber optic network. Cash used for acquisitions was zero in 2002, $22.1 million in 2001 and $8.0 million in 2000. Cash received from sales of assets was $1.5 million in 2002, $5.2 million in 2001, including $4.4 million from the sale of certain of the assets of the Milwaukee label printing operation, and $3.2 million in 2000. In 2000, we received $7.1 million from the redemption of the preferred stock received from the 1995 sale of Perry Printing, a former subsidiary.

         Cash used for financing activities was $31.7 million in 2002 compared to $11.9 million in 2001 and $33.0 million in 2000. We increased our borrowing under our credit agreement by $86.4 million in 2002. The increased borrowing was primarily used to purchase units of beneficial interest from employees and former employees and for funding of pension plan obligations. In 2002, purchases of units were $125.3 million compared with $84.4 million in 2001 and $77.1 million in 2000. Sales of units were $38.9 million, $101.8 million and $90.6 million in 2002, 2001 and 2000, respectively. We paid cash dividends of $31.6 million, $37.9 million and $36.8 million in 2002, 2001 and 2000 respectively.

         Cash used for discontinued operations was $3.4 million in 2002 and $3.7 million in 2000. Cash provided by discontinued operations was $0.5 million in 2001.

         We have a $120.0 million bank revolving credit agreement, expiring April 30, 2004, to support our cash requirements. As of December 31, 2002, we had borrowings of $90.8 million under this credit agreement, including $2.8 million bearing interest at the base rate of 4.25% and $88.0 million bearing interest at the LIBOR based rate of 2.40%, and immediately available credit of $29.2 million.

         Stock Trust

         As of March 23, 2003, our treasury, our employees, and former employees owned units representing beneficial ownership of 90% of our stock. As of March 23, 2003, we believe that employees and former employees had outstanding balances under demand notes secured by pledges of units from various financial institutions totaling approximately $432.4 million.

         Eligible optionees under the stock trust, including certain categories of designated employees, the Grant family shareholders and us, have the right to purchase units offered for sale. We are not obligated to purchase units, though in recent years prior to the suspension of trading on October 25, 2002, we have elected to do so for the convenience of stock trust unitholders.

         Contractual Obligations and Commitments

         As of December 31, 2002, our contractual obligations are summarized below.

                                                                          Payments Due by Period
                                                         ------------------------------------------------------
                                                                      Less than 1
                    Contractual Obligations                Total          year       1-4 years    After 4 years
                    -----------------------              ---------    -----------    ---------    -------------
                                                                            (in millions)

Other long-term liabilities ............................ $     3.7    $       1.6    $     1.1    $         1.0
Operating leases .......................................      69.1           15.7         33.3             20.1
                                                         ---------    -----------    ---------    -------------
Total contractual obligations .......................... $    72.8    $      17.3    $    34.4    $        21.1
                                                         =========    ===========    =========    =============

         Other long-term liabilities consist primarily of obligations for non-compete agreements resulting from acquisitions and deposits received from subleases of building operating leases. We lease office space, certain broadcasting facilities, distribution centers, printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes by us.

                                                                Amount of Commitment Expiration per Period
                                                         ------------------------------------------------------
                                                                      Less than 1
                    Other Commitments                      Total          year       1-4 years    After 4 years
                    -----------------                    ---------    -----------    ---------    -------------
                                                                            (in millions)

Other long-term liabilities ............................ $   122.4    $      39.4    $    82.9    $         0.1
Operating leases .......................................       1.2            1.2          --               --
                                                         ---------    -----------    ---------    -------------
Total contractual obligations .......................... $   123.6    $      40.6    $    82.9    $         0.1
                                                         =========    ===========    =========    =============

         A purchase commitment for newsprint for our publishing businesses, which runs through 2006, from a newsprint supplier as of December 31, 2002, was $104.7 million. The commitment is based on market prices for quantities we determine will meet our newsprint requirements over the term of the contract. In the unlikely event that newsprint is no longer required in our business, our commitment would expire without obligation. Purchase commitments related to capital expenditures for our daily newspaper's new production facility were approximately $8.1 million as of March 23, 2003. As March 23, 2003, we had spent an aggregate of $104.5 million on this project, which was nearly completed as of the date of this prospectus. In addition, we have the right to broadcast certain television programs during the years 2003-2008 under contracts aggregating $8.3 million. We have $1.2 million of standby letters of credit for business insurance purposes.

Quantitative and Qualitative Disclosures About Market Risk

         We are exposed to interest rate risk on our short-term notes payable to banks and foreign currency exchange rates in the normal course of business. However, a 10% change in the interest rate is not expected to have a material impact on our earnings before income taxes. In addition, we have shut down our operations outside the United States and have not entered into any foreign currency derivative instruments.

         Many of our unitholders have borrowed funds to pay for their purchase of units. Dividends on our common stock passed through to our unitholders have in the past helped our unitholders make required periodic interest payments on those loans. Increases in the interest rates on unitholder loans could result in our unitholders seeking increased dividends from us. Dividends are established by our board of directors in their sole discretion, and we are under no obligation to pay dividends on our common stock. A 10% increase in the interest rate on unitholder loans is not expected to have a material impact on dividends declared by our board of directors.

Critical Accounting Policies

         Our management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting

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

principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related footnote disclosures. On an on-going basis, we evaluate our estimates, including those related to doubtful accounts, property and equipment, intangible assets, income taxes, litigation, pension and other postretirement benefits. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

         Allowance for doubtful accounts

         We evaluate the collectibility of our accounts receivable based on a combination of factors. We specifically review historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (such as bankruptcy filings, credit history, etc.), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past loss history, the length of time the receivables are past due and the current business environment. If our evaluations of the collectibility of our accounts receivable differ from actual results, increases or decreases in bad debt expense and allowances may be required.

         Property and equipment

         We assign useful lives for our property and equipment based on our estimate of the amount of time that we will use those assets and we have selected the straight-line method to depreciate the majority of the property and equipment. A change in the estimated useful lives or the depreciation method used could have a material impact upon our results of operations.

         We evaluate our property and equipment for impairment whenever indicators of impairment exist. Accounting standards require that if the sum of the future cash flows expected to result from a company's assets, undiscounted and without interest charges, is less than the carrying amount of the asset, an asset impairment must be recognized in the financial statements. The estimated future cash flows related to an asset or group of assets is highly susceptible to change because we must make assumptions about future revenue and the related cost of sales. Changes in our assumptions could require us to recognize a loss for asset impairment.

         Impairment of goodwill and indefinite-lived intangibles

         Goodwill, broadcast licenses and other indefinite-lived intangible assets account for 32.9% and 34.6% of total assets in 2002 and 2001, respectively. The annual impairment tests for goodwill and indefinite-lived intangibles under Statement No. 142 require us to make certain assumptions in determining fair value, including assumptions about cash flow growth rates of our businesses. Additionally, the fair values are significantly impacted by factors including competitive industry valuations and long-term interest rates that exist at the time the annual impairment tests are performed. Accordingly, we may incur additional impairment charges in future periods under Statement No. 142 to the extent we do not achieve our expected cash flow growth rates, and to the extent that market values and long-term interest rates in general decrease and increase, respectively.

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

         Accrued Income Taxes

         The Internal Revenue Service and various state Departments of Revenue routinely examine our federal and state tax returns. From time to time, the IRS and the state Departments of Revenue may challenge certain of our tax positions. We believe our tax positions comply with applicable tax law and we would vigorously defend these positions if challenged. The final disposition of any positions challenged by the IRS or state Departments of Revenue could require us to make additional tax payments. Nonetheless, we believe that we have adequately reserved for any foreseeable payments related to such matters and consequently do not anticipate any material earnings impact from the ultimate resolution of such matters.

         Accrued Litigation

         We are subject to various legal actions, administrative proceedings and claims. When necessary, we may need to record a liability for an estimate of the probable costs for the resolution of such claims. The estimate would be developed in consultation with counsel and would be based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We believe that such unresolved legal actions and claims would not materially affect our results of operations, financial position or cash flows.

         Employee Benefits

         We are self-insured for a majority of our employee related health and disability benefits and workers compensation claims. A third party administrator is used to process all claims. Liabilities for unpaid claims are based on our historical claims experience. Liabilities for workers compensation claims are developed from actuarial valuations. Actual amounts could vary significantly from such estimates which would require us to record additional expense in the future.

         We rely upon actuarial valuations to determine pension costs and funding. We provide the actuarial firms with certain assumptions that have a significant effect on our obligations such as:

     . the discount rate - used to arrive at the net present value of the obligations;

     . the return on assets - used to estimate the growth in invested asset value available to satisfy certain obligations;

     . the salary increases - used to calculate the impact future pay increases will have on postretirement obligations; and

     . the employee turnover statistics - used to estimate the number of employees to be paid postretirement benefits.

         Moody's Aa Corporate bonds, as of the measurement date, is the benchmark we use to determine the assumed discount rate, which was reduced from 7.25% in 2001 to 6.75% for 2002. We make other assumptions that affect the accounting for pension benefits, such as the expected rate of return on plan assets (decreased from 9.5% in 2001 to 8.5% in 2002) and the rate of compensation increase (4.5% in 2002 and 2001). Changes in these assumptions affect the benefit obligations and the service and interest cost components of the pension plan and the other postretirement plan and the required funding of the pension plan. We review these assumptions on an annual basis.

         We also rely upon actuarial valuations to determine post retirement benefit costs other than pension. We provide the actuarial firms with the assumption of the discount rate and medical cost inflation. These assumptions could have a significant effect on our obligation. The discount rate is used to arrive at the net present value of the obligation. The medical cost of inflation is used to calculate the impact future medical costs would have on postretirement obligations.

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

New Accounting Standards

         Effective January 1, 2002, we adopted Statement No. 141, "Business Combinations," and Statement No. 142. Statement No. 141 addresses financial accounting and reporting for business combinations completed after June 30, 2001. As required by Statement No. 142, we performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in the consolidated statements of earnings.

         Effective January 1, 2002, we adopted Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, as well as broadening the accounting and reporting of discontinued operations. Accordingly, the closures of Fox Cities Newspapers and IPC Communication Services, S.A., as discussed in note 10 to our consolidated financial statements, have been treated as discontinued operations.

         In June 2002, Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan. The provisions for Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, Statement No. 146 may affect when future costs associated with exit or disposal activities are recognized.

Effect of Inflation

         Our results of operations and financial condition have not been significantly affected by general inflation. We have reduced the effects of rising costs through improvements in productivity, cost containment programs and, where the competitive environment exists, increased selling prices. However, changes in newsprint prices could have an impact on costs, which we may not be able to offset fully in our pricing or cost containment programs.

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
                                    BUSINESS

         We are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. In newspaper publishing, we publish the Milwaukee Journal Sentinel, which serves as the only major daily and Sunday newspaper for the Milwaukee metropolitan area, and we publish more than 90 community newspapers and shoppers in eight states. We own and operate 36 radio stations and six television stations in 11 states. Through our subsidiary, Norlight Telecommunications, Inc., we provide telecommunications services through our large fiber optic network. We also provide a wide range of commercial printing services including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. In 2002, our total operating revenue was $801.4 million, 57.9% of which was generated from our publishing and broadcasting operations, 18.6% from telecommunications and 23.5% from printing services and other operations.

         We were founded in 1882 as a newspaper publisher serving Milwaukee, Wisconsin. Our media business mix was expanded in 1927 when we signed on WTMJ radio station, and again in 1947 when we put WTMJ-TV on the air. In 1937, Harry
J. Grant founded our employee ownership plan, which has contributed significantly to our company's positive culture and growth by creating the Journal Employees' Stock Trust, which we refer to as "JESTA" or the stock trust. We believe employee ownership has served as a competitive advantage for our company since JESTA was established. We have been able to attract and retain motivated people who have a passion for the business and a level of commitment and sense of accountability that is heightened due to their participation in ownership. As of March 23, 2003, 2,405 of our 4,235 full-time employees owned units in JESTA, representing 58% of our full-time workforce. Our culture is reinforced by our strong commitment to high ethical standards.

         Over the last 10 years, we have purchased approximately 40 businesses, most of which have been acquisitions of publishing or broadcasting properties. Our 1999 purchase of the Great Empire radio group, consisting of 13 radio stations, was our largest acquisition during this period. As a result of this expansion, we have significantly expanded our diversified media operations beyond our Milwaukee base. We plan to continue to search for acquisitions that fit our growth strategy, focusing on TV and radio broadcast stations in both existing markets and in new markets with an economic profile similar to those we presently serve.

         We believe our principal competitive strengths include:

     . Entrepreneurial Employee Ownership. Our entrepreneurial culture is fostered by our employee ownership tradition that began with the creation of JESTA in 1937. Over the last 66 years, employee ownership has been a competitive strength and a primary driver of shareholder value, enabling us to foster a spirit of teamwork among our employees and attract and retain motivated people with a passion for our businesses and a heightened level of commitment and accountability, and making us an attractive acquiror to businesses with similar entrepreneurial cultures.

     . Leading Market Position in Wisconsin. Our diversified media and communications businesses have a strong market position in Wisconsin and particularly in the southeastern region of the state. We own and operate two radio stations and a television station in the Milwaukee market, serving our 10 county Designated Market Area and its population of 2.2 million, and we publish the only major daily newspaper in the Milwaukee metropolitan area. We also publish 60 community newspapers and shoppers throughout Wisconsin. Finally, through our telecommunications business, we own and operate an extensive fiber optic network that serves customers throughout Wisconsin as well as six adjacent states.

     . Broadcasting Presence in Mid-Sized Growth Markets. In addition to our Wisconsin operations, we own and operate 39 other broadcasting assets in mid-sized growth markets with diversified economies such as Las Vegas, Nevada, Tucson, Arizona and Palm Springs, California, many of which have large universities or state capitals, such as Boise, Idaho. We believe that mid-sized growth

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
         markets are attractive because they offer potential for population growth, have appealing demographic profiles, often have fewer media competitors than larger markets, derive a significant portion of their revenue from local advertisers and offer opportunities for further consolidation. In addition, our presence in mid-sized growth markets allows us to effectively pursue our strategy of identifying radio format opportunities, music selection and rotation, presentation and other key programming attributes that we believe will best position each station to develop a distinctive local brand identity, which we believe will enable us to effectively compete with larger diversified media companies.

     . Profitable and Differentiated Telecommunications Business. Norlight, our telecommunications business, has been operating for over 30 years. Its network covers approximately 4,400 route miles primarily in the Great Lakes region. It terminates not only in large cities such as Milwaukee and Chicago, but also in second and third tier markets such as Green Bay, Battle Creek and Rochester where fewer competitors have facilities. In developing our telecommunications network, we have employed a highly disciplined approach to cost control and capital investment, which has allowed us to build a sophisticated and well utilized fiber optic network while still generating substantial returns on invested capital. We believe the combination of our financial stability, deep network penetration, and quality of service reputation differentiates us from many of our competitors.

     . Diversified Operations with Multiple Growth Opportunities. As a diversified media and communications company, we operate across media channels and in more than one industry. Our various operations help reduce our business risk and allow us to strategically direct the cash generated by our operations across platforms in an effort to effectively deploy our capital to take advantage of growth opportunities as and where they may arise.

     . Experienced Management Team. Our senior management team has a long history with our company and in our industries. Members of our senior management team have broad experience in the publishing, broadcasting and telecommunications businesses. Each of our chief executive officer, president and chief financial officer has served as a president of one of our business units, and our eighteen executive officers have an average tenure of 14 years with our company. This combination of in-depth experience in operations and knowledge of our culture, together with a highly disciplined approach to financial management, has allowed this team to successfully acquire and integrate approximately 40 acquisitions over the past 10 years.

         We intend to continue to leverage our competitive strengths to grow our company. We believe the following strategies can provide us with significant growth opportunities in the future:

     . Leverage our Publishing Business to Fund Growth Opportunities. We intend to utilize the cash flow generated in our largest business to both reinvest in publishing and invest in other growth opportunities. Further, we intend to further streamline our publishing operations and to maximize the benefits from our recent $112 million investment in a new newspaper production facility, which was the largest capital investment in our history, through cost reductions, improved print quality and additional product sales.

     . Continue Our Broadcast Acquisition Program. Over the last five years, we have acquired 28 broadcast stations, including 25 radio stations and three television stations, in six geographic markets. Prior to our ownership, many of these stations were owned by smaller, local operators lacking the management or financial resources of our company. Through these acquisitions, we have diversified our broadcasting business, expanded our knowledge of new geographic markets and increased our experience with integrating acquisitions. We will continue to seek to acquire and integrate broadcast stations in certain existing markets as well as in new markets with a profile similar to those we presently serve. In addition, through our acquisitions we seek to create "clusters" of multiple stations in our markets. Operating our stations in clusters allows us to optimize targeted audience delivery and create effective market-based solutions for our advertisers.

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     .   Continue Disciplined Investment in our Telecommunications Business. We
         intend to prudently reinvest capital in our telecommunications business in keeping with our desire to remain a premier regional provider of both carrier and enterprise services. Our careful and disciplined approach to the investment of new capital is designed to provide our customers with quality service while continuing to generate returns on our invested capital.

     . Focus on Improving Operating Performance and Margin Expansion. We have implemented targeted cost reduction initiatives across our businesses which we believe will generate increased operating efficiency and cost savings. These initiatives include both company-wide and segment-specific practices. In 2001, we introduced a program throughout the company called "Search for Savings," which focused on evaluating spending and implementing process improvement initiatives. We also promote best operating practices across our businesses, including in our approach to providing exceptional customer service which we believe will enhance our profitability over time. Our daily newspaper publishing business reduced non-newsprint costs by approximately $8 million in 2002 through headcount reduction and elimination of unprofitable home delivery in outlying areas. In our acquired radio and television stations, we continue to leverage the experience and success of our broadcast management team to further integrate these operations and drive operating and margin improvement. We have also put in place significant targeted cost reduction programs at our community newspaper and shopper business, and our printing services business.

         In order to appropriately match management resources to the manner in which our businesses are actually run, we reorganized our business segments in 2002 as follows: (i) publishing; (ii) broadcasting; (iii) telecommunications;
(iv) printing services; and (v) other. Our publishing segment consists of a daily newspaper, the Milwaukee Journal Sentinel, and more than 90 community newspapers and shoppers. Our broadcasting segment consists of 36 radio stations and six television stations in 11 states. Our telecommunications segment provides wholesale and business-to-business telecommunications services through a high speed fiber optic telecommunications network that covers more than 4,400 route miles in seven states. Our printing services segment reflects the operations of our printing and assembly and fulfillment business. Our other segment consists of a label printing business and a direct marketing services business.

         The operating revenue generated by each operating segment, as a percentage of our consolidated operating revenue, for the last three years is shown below.

                                          2000        2001        2002
                                       ----------  ----------  ----------
         Publishing                          42.1%       39.6%       38.8%
         Broadcasting                        18.3        16.7        19.1
         Telecommunications                  15.5        18.8        18.6
         Printing Services                   13.1        14.2        12.2
         Other                               11.0        10.7        11.3
                                       ----------  ----------  ----------
                                            100.0%      100.0%      100.0%
                                       ==========  ==========  ==========

Publishing

         Our publishing business consists of our daily newspaper, the Milwaukee Journal Sentinel, and our community newspapers and shoppers. Our publishing business accounted for 38.8% of our operating revenue and 26.6% of our operating earnings for the year ended December 31, 2002. Within our publishing segment, our daily newspaper accounted for 68.4% of our publishing operating revenue and 94.7% of our publishing operating earnings in 2002. See note 12 to our consolidated financial statements for additional financial information regarding our publishing business.

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
         Daily Newspaper

         Published continuously from 1882, the Milwaukee Journal Sentinel has the largest circulation of all newspapers published in Wisconsin, with a circulation of approximately 445,000 on Sunday and 250,000 daily. The Milwaukee Journal Sentinel serves as the only major daily and Sunday newspaper for the Milwaukee metropolitan area. According to a 2002 readership survey conducted by Scarborough Research, the Sunday Milwaukee Journal Sentinel ranks number one in readership penetration among the 50 largest geographic markets in the United States, and the daily newspaper ranks number seven. These rankings are calculated by dividing the number of adults reading the newspaper in a newspaper's Metropolitan Statistical Area divided by the number of persons over the age of 18 in the newspaper's MSA. The Milwaukee Journal Sentinel's MSA, which ranks among the top 50 in the United States, consists of Milwaukee, Waukesha, Washington and Ozaukee counties. In addition, according to data published by the Audit Bureau of Circulations, for the six months ended September 30, 2002, the Milwaukee Journal Sentinel's Sunday circulation ranked number 23 in the United States.

         We were selected, together with The Boston Globe, as a finalist for the 2003 Pulitzer Prize in explanatory reporting, which was won by The Wall Street Journal. In addition, we have won numerous recent print media awards, including:

     .   2003 National Headliner Awards, first place for local interest column;

     . 2002 Inland Press Association, first place for explanatory writing, editorial excellence, and news picture contest; second place for front page contest;

     . 2002 Annual Society for News Design, three awards for excellence, illustration and photography; and

     . 2002 Better Newspaper Contest conducted by the Wisconsin Newspaper Association, Newspaper of the Year among the state's largest newspapers.

         In addition to our traditional print media, we operate a number of websites that provide editorial and advertising content, including JSOnline.com and OnWisconsin.com. Also, we have developed a subscription-based website, Packerinsider.com, dedicated to coverage of the Green Bay Packers, to which viewers must pay to subscribe. We expect our online operations to cover their direct operating costs for 2003, and we continue to seek ways to best serve the growing population interested in deriving news from the Internet.

         Our new production facility, which became operational in early 2003, is the largest capital investment in our history at a cost of $112 million. The 448,750 square-foot facility is on a 41-acre site in an industrial area in the village of West Milwaukee. The facility houses all printing, packaging, inserting, recycling and transportation processes for the Milwaukee Journal Sentinel. We expect that our new presses will provide improved print reproduction quality and increased productivity, as well as additional opportunities to pursue commercial printing revenue from third parties.

         The Milwaukee Journal Sentinel is distributed primarily by independent contract carriers throughout southeastern Wisconsin and a small portion of northern Illinois. Agents deliver the Milwaukee Journal Sentinel to single copy outlets throughout the rest of Wisconsin.

         Our primary goal is to grow readership, circulation, revenue growth and margins in our five county primary market area (which we refer to as our "PMA"). While our efforts center on this five county region, we also actively seek attractive expansion opportunities in nearby market areas provided they meet strict requirements for return on invested capital. In order to achieve this goal, we have developed strategies based on the findings of the nationwide survey of 37,000 newspaper readers by the Readership Institute at Northwestern University. This study, conducted in 2001 in about 100 markets including Milwaukee, concluded that the most important objective for the newspaper industry is readership growth. The Institute

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

identified four cornerstones for increasing readership growth: compelling content, a strong brand, over-the-top customer service and a constructive culture. We have adopted those cornerstones as our strategic imperatives. The Milwaukee Journal Sentinel is focused on increasing the appeal of both its editorial and advertising content in order to better meet readers' interests and to make the paper easier to read and navigate. We have undertaken concentrated efforts to develop, implement, communicate and track strategies to grow our well-established brand. We are committed to on-time delivery as our top customer service priority. Finally, we are focused on enhancing our constructive, collaborative internal culture to support additional readership growth.

         Although the penetration of the Milwaukee Journal Sentinel among southeastern Wisconsin readers is generally high, the newspaper still has significant growth potential, especially in targeted ZIP codes in which the newspaper's penetration level remains low. As part of a targeted readership growth strategy, we have undertaken a program called the "Milwaukee Initiative," with discounted subscription and single copy offers and outreach programs at churches, educational institutions and apartment complexes. We believe this initiative will increase circulation and subscription revenue and enhance our appeal to advertisers in Milwaukee County.

         The following table sets forth our circulation data based on Audit Bureau of Circulation averages for the six-month periods ended September 30:

                              Average Net Paid Circulation
                      1998      1999      2000      2001      2002
                    -------   -------   -------   -------   -------
Daily ............  283,115   284,515   277,027   253,768   240,637
Sunday ...........  456,906   460,103   461,025   455,862   434,023

         The decline in average net paid circulation from 2001 to 2002 was caused primarily by the elimination of home delivery in all but 12 counties in southeastern Wisconsin, as part of our cost reduction initiatives, as well as the impact of a weakened national economy. As a result, average net paid circulation for the six months ending September 30, 2002 decreased by 5.2% for our daily paper and 4.8% for our Sunday paper compared to the average net paid circulation for the six months ending September 20, 2001.

         Circulation revenue accounted for 21.3% of our daily newspaper's total operating revenue in 2002. The Milwaukee Journal Sentinel single copy prices are $0.50 for daily and $1.75 for Sunday.

         Advertising revenue accounted for 77.0% of our daily newspaper's total operating revenue in 2002. We have set forth in the table below annual advertising volume as printed on our presses (measured in column inches) and the number of preprints (which are individual customer's advertisements that are provided by the customer and that are inserted into the newspapers) inserted into the Milwaukee Journal Sentinel's daily and Sunday editions and its total market coverage (TMC) product, Weekend plus, for the last five calendar years. We believe the advertising volume decline during 2002 in "full run" (which refers to advertisements that are published in all editions of the newspaper, as opposed to "part run" which refers to advertisements published in only certain editions of the newspaper) was a result of advertisers switching to preprints, the downturn in employment advertising and several large retailers decreasing their advertising expenditures. We believe more advertisers are switching to preprints because preprints can offer better opportunities for targeted advertising, better print quality and lower cost.

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

                                                    Annual Advertising Volume
                                           1998      1999      2000      2001      2002
                                         -------   -------   -------   -------   -------
                                                      (inches in thousands)
Full run in column inches .............  2,030.6   1,987.0   2,015.2   1,763.0   1,668.3
Part run in column inches .............     20.6      15.4      24.2      70.7      80.3

Preprint pieces (in millions) .........    650.0     659.0     665.7     719.5     773.5

         Community Newspapers and Shoppers

         We own and operate more than 90 community newspapers and shoppers and seven printing plants through our subsidiary, Add, Inc. Advertising revenue and circulation revenue accounted for 70% and 3%, respectively, of our community newspapers' and shoppers' total operating revenue in 2002. We publish 39 shoppers with a combined circulation of more than 780,000 each week. Shoppers are free publications, primarily carrier-delivered to each household in a geographic area, featuring advertisements primarily from local and regional businesses. A few of our shoppers also include local interest stories and weekly columns, such as fishing/hunting reports, obituaries and television listings. These shoppers are delivered to various communities in Wisconsin, Ohio, Louisiana, Vermont and Massachusetts.

         We publish 47 community newspapers, with a combined paid and unpaid circulation of more than 300,000 weekly. Our community newspapers focus on local news and events that are of interest to the local residents. In some markets, our community newspapers are the only source of local news. These local newspapers serve communities in Wisconsin, Connecticut and Florida.

         We also publish 10 niche publications that appeal to a very specific advertiser and reader. A few examples of the niche products are automotive and boating focused publications. We provide niche publications in Wisconsin, Louisiana, Florida and New York.

         In addition to our publishing operations, we also provide commercial printing services including cold-web printing, electronic prepress, bindery and inserting mostly for other weekly niche publications. Revenue from commercial printing accounted for 27% of our community newspapers' and shoppers' total operating revenue in 2002.

         We recently appointed a new president at Add, Inc. The management team is focused on reducing overall costs and improving performance by leveraging our well developed clusters and strong local franchises.

         Newsprint

         The basic raw material of newspapers is newsprint. We currently purchase approximately 95% of our estimated newsprint requirements from two suppliers. We pay market prices for quantities we determine will meet our requirements. The remaining 5% of our newsprint could come from these suppliers or from other suppliers in the spot market.

         We believe we will continue to receive an adequate supply of newsprint for our needs. Newsprint prices fluctuate based upon market factors, which include newsprint production capacity, inventory levels, demand and consumption. Price fluctuations for newsprint can have a significant effect on our results of operations. The average net price per ton was $446 in 2002 compared to an average net price per ton of $573 in 2001. Our total cost of newsprint decreased $12.3 million during 2002. Our consumption of newsprint declined to 77,161 metric tons in 2002 from 77,900 metric tons in 2001. The decrease in consumption in 2002 is attributed to fewer advertising pages and a decrease in average net paid circulation. This decrease in consumption was partially offset by our decision to print the weekly television guide on our own new presses versus having it printed by another firm and the use of newsprint for the startup of the new presses.

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

         Industry and Competition

         Newspaper publishing is the oldest segment of the media industry. Metropolitan and community newspapers often represent the dominant medium for local advertising due to their importance to the communities they serve. We believe newspapers continue to be one of the most effective mediums for retail and classified advertising because they allow advertisers to promote the price and selection of goods and to maximize household reach.

         Notwithstanding the advertising advantages newspapers offer, newspapers have many competitors for advertising dollars and paid circulation. These competitors include local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, yellow pages, the Internet and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality, and customer service. On occasion, our businesses compete with each other for regional advertising, specifically in the Milwaukee market.

         Advertising revenue is the largest component of a newspaper's total operating revenue. Advertising rates at newspapers, free circulars and publications are usually based on market size, circulation, penetration, demographics and alternative advertising media available in the marketplace. Newspaper advertising revenue is cyclical. Our publishing business tends to see increased operating revenue due to increased advertising activity during certain holidays, in time for summer shopping and just prior to students returning to school. Advertising revenue is also generally affected by changes in national and regional economic conditions. Classified advertising is generally the most sensitive to economic cycles because it is driven primarily by the demand for employment, real estate transactions and automotive sales. While circulation revenue was not as significant as advertising revenue in 2002, circulation trends can affect the decisions of advertisers and advertising rates.

         Although there are several major national newspaper companies, we believe that the newspaper publishing industry in the United States remains highly fragmented. Many smaller publications are owned and operated by individuals whose newspaper holdings and financial resources are generally limited. Further, we believe that relatively few daily newspapers have been established in recent years due to the high cost of starting a daily newspaper operation and building a franchise identity. Moreover, most markets cannot sustain more than one newspaper.

Broadcasting

         Our broadcasting business is conducted through our wholly-owned subsidiary, Journal Broadcast Corporation (doing business as Journal Broadcast Group), and its subsidiaries, which together operate six television stations and 36 radio stations in 11 states. Our broadcasting business accounted for 19.1% of our operating revenue and 29.3% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding our broadcasting business.

         Our radio and television stations focus on providing targeted and relevant local programming that is responsive to the interests of the communities in which they compete. We promote a local focus that allows our stations and clusters to serve listeners, viewers and advertisers more effectively, strengthens each station's brand identity and allows our stations to provide effective marketing solutions for local advertisers by reaching their targeted audiences.

         Radio Broadcasting

         Based on the Fall 2002 Arbitron ratings book, we have the number one station in terms of station audience rank in four of the eight markets in which our radio stations operate, including in Milwaukee where WTMJ-AM has been the top rated radio station for 26 consecutive Arbitron rating periods. We have grown

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
our radio operations primarily through recent acquisitions of stations in mid-sized growth markets. We have acquired 15 of our 36 radio stations since 1999. In 2002, operating revenue from radio operations accounted for 51.2% percent of our broadcasting operating revenue.

         Our radio stations are:

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

                                                                                              Total
                                                                                   Station    Stations
                                            Year                                   Audience     in        FCC License
Market and Station   City of License      Acquired            Format               Rank(1)    Market(2)     Class(3)
------------------  -----------------    ----------     ----------------------   -----------  ----------  -----------
Milwaukee, WI
WTMJ-AM             Milwaukee, WI          1927         News/Talk/Sports             1           28           B
WKTI-FM             Milwaukee, WI          1940         Adult Contemporary           6+          28           B

Omaha, NE
KOSR-AM             Omaha, NE              1995         Sports                      17           21           C
KHLP-AM(4)          Omaha, NE              1997         Talk                        N/A          21           B
KEZO-FM             Omaha, NE              1995         Rock                         4           21           C
KKCD-FM             Omaha, NE              1995         Classic Hits                 7           21          C2
KSRZ-FM             Omaha, NE              1998         Hot Adult Contemporary      11           21           C
KOMJ-AM             Omaha, NE              1999         Adult Standards              6           21           B
KQCH-FM             Omaha, NE              1999         Contemporary Hits            3           21           C
KBBX-FM             Nebraska City, NE      1997         Regional Mexican            14           21          C1

Tucson, AZ
KFFN-FM             Tucson, AZ             1996         Sports Radio                22           27           C
KMXZ-FM             Tucson, AZ             1996         Adult Contemporary           1           27           C
KZPT-FM             Tucson, AZ             1996         Hot Adult Contemporary      10+          27           A
KGMG-FM             Oracle, AZ             1998         Rhythmic Oldies             13           27          C2

Knoxville, TN
WQBB-AM             Powell, TN             1998         Sports                      21+          24           D
WMYU-FM             Karns, TN              1997         Classic Hits                 6           24           A
WWST-FM             Sevierville, TN        1997         Contemporary Hits            3           24          C1
WBON-FM             Knoxville, TN          1998         Classic Rock                12+          24           A

Boise, ID
KGEM-AM             Boise, ID              1998         Adult Standards              9+          25           B
KJOT-FM             Boise, ID              1998         Rock                        17           25           C
KQXR-FM             Boise, ID              1998         Alternative Rock             6+          25          C1
KTHI-FM             Caldwell, ID           1998         Classic Hits                 9+          25           C
KRVB-FM             Nampa, ID              2000         Adult Alternative           14           25           C
KCID-AM(4)          Caldwell, ID           1998         Oldies                      N/A          25           C

Wichita, KS
KFTI-AM             Wichita, KS            1999         Classic Country              4           21           B
KFDI-FM             Wichita, KS            1999         Country                      1           21           C
KICT-FM             Wichita, KS            1999         Rock                         5           21          C1
KFXJ-FM             Augusta, KS            1999         Classic Hits                10           21          C2
KYQQ-FM             Arkansas City, KS      1999         Regional Mexican            18+          21           C
KMXW-FM             Newton, KS             2000         Hot Adult Contemporary      16+          21          C1

Springfield, MO
KSGF-AM             Springfield, MO        1999         News/Talk                   15+          20           B
KTTS-FM             Springfield, MO        1999         Country                      1           20           C
KSPW-FM             Sparta, MO             1999         Contemporary Hits            6           20          C2

Tulsa, OK
KFAQ-AM             Tulsa, OK              1999         Talk                        17+          26           A
KVOO-FM             Tulsa, OK              1999         Country                      5+          26           C
KXBL-FM             Henryetta, OK          1999         Classic Country             17+          26          C1

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

(1) Station audience rank equals the ranking of each station, in its market, according to the Fall 2002 Arbitron ratings book. The ranking is determined based on the estimated share of persons 12 years and older listening during an average 15-minute increment (also known as "average quarterly hour," or "AQH," share) occurring Monday-Friday between 6:00 a.m. and midnight. A "+" indicates a tie with another station in the market.

(2) Includes stations qualified to be reported in the Fall 2002 Arbitron ratings book. In order to be qualified to be reported, a station must have received five or more minutes of listening in at least 10 diaries in the market from 6:00 a.m. to midnight, Monday through Sunday, during the survey period.

(3) The FCC license class is a designation for the type of license based upon the radio broadcast service area according to radio broadcast rules compiled in the Code of Federal Regulations.

(4)  Did not qualify to be reported in the Fall 2002 Arbitron ratings book.

         Most of our radio broadcasting operating revenue is generated from the sale of local advertising, with the balance generated from the sale of national, political and issue advertising. Our goal is to achieve a top two radio advertising revenue share in all of our markets. We employ a variety of sales-related and programming strategies to pursue this goal. Our sales-related strategy includes developing a highly trained sales force which employs a solution-based selling approach, through which we seek to partner with our key advertisers to realize their marketing goals and maximize our share of their advertising spending. We believe that developing local station "clusters" allows us to more effectively pursue this solution-based approach because it allows us to offer a variety of format alternatives to reach a broader range of local advertisers. Our programming strategy includes seeking to develop and retain local on-air talent to drive ratings and provide local promotional value for our advertisers. For example, our top-rated morning show hosted by Todd and Tyler at KEZO-FM in Omaha has been on the air with us for nearly 10 years. We have long-term contracts with many of our on-air personalities.

         We base our advertising rates primarily on each station's ability to attract audiences having certain demographic characteristics in the market areas which advertisers want to reach, as well as the number of stations competing in the market. Advertising rates generally are the highest during morning and evening drive-time hours. We have predetermined the number of commercials that are broadcast each hour, depending on the format of a particular station. We attempt to determine the number of commercials broadcast hourly that can maximize available revenue dollars without diminishing listening levels. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year, unless there has been a format change.

         In an effort to maximize our operating margins, we have implemented a continuing focus on cost reduction. Our cost control strategy includes a centralized management approach to certain functions such as engineering, IT, finance and human resources, in order to generate economies of scale and incorporate best practices. In other areas such as sales and programming, we have adopted a decentralized market-centric approach, which we believe contributes to a differentiated and deep local focus and appeals to our advertisers and listeners.

         We have successfully grown our radio group over the past several years by acquiring stations and aligning them in clusters within a market, in many cases building out the cluster around a lead station. We seek to build a unique and differentiated brand position at each station within a cluster so that we can offer distinct solutions for a variety of advertisers in any given market. This clustering strategy has allowed us to target our stations' formats and sales efforts to better serve advertisers and listeners as well as leverage operating expenses to maximize the performance of each station and the cluster.

         We currently intend to continue our acquisition program following our cluster strategy in certain existing and new mid-sized growth markets. We have developed a highly disciplined and targeted acquisition strategy. We have generally avoided auction processes and have a high rate of success in completing acquisitions we have pursued. We believe that our entrepreneurial employee ownership culture, long history in

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
the business, and reputation in the industry all represent competitive advantages for us in identifying and completing future acquisitions.

         Television Broadcasting

         Based on the November 2002 Nielsen ratings book, we are ranked among the top three stations in terms of station audience rating in all of the six markets in which our television stations operate. As of November 2002, WTMJ-TV, our Milwaukee television station, had the top rated late night local newscast in its Designated Market Area in 43 of the previous 44 ratings periods (based on the percentage of the total potential household audience). In 2002, operating revenue from television operations accounted for 48.8% of our broadcasting operating revenue.

         Our television stations are:

                                                                                                              Total
                                                                              Station         Station        Stations
                                                   Year         Network       Audience        Audience         in
     Station                   Market            Acquired      Affiliation    Rating(1)       Share(1)       Market(2)
-------------------     ---------------------    ----------    -----------    ----------     -----------    ----------
WTMJ-TV                 Milwaukee, WI              1947           NBC             6              15            13
KTNV-TV                 Las Vegas, NV              1979           ABC             3               7            12
WSYM-TV                 Lansing, MI                1984           Fox             2               6             7
KMIR-TV                 Palm Springs, CA           1999           NBC             3              11             9
KIVI-TV                 Boise, ID                  2001           ABC             3              12             7
KSAW-TV(3)              Twin Falls, ID             2001           ABC             2               6             6

(1) Ratings equal the percentage of the total potential household audience in the Designated Market Area and shares equal the percentages of the audience in the Designated Market Area actually watching television. The percentages are based on surveys conducted 5:00 a.m. to 2:00 a.m., seven days a week, as published in the November 2002 Nielsen ratings book.

(2) Includes all television stations whose city of origin is within the Designated Market Area that meet the minimum reporting standards.

(3)  Low-power television station.

         The affiliation by a station with one of the four major networks (NBC, ABC, CBS and Fox) has a significant impact on the composition of the station's programming, revenue, expenses and operations. The success of our NBC affiliate stations in Milwaukee and Palm Springs is partially attributable to the strong ratings NBC network programming has generated in recent years. Likewise, lower ratings at ABC have contributed to the relative underperformance at our Las Vegas and Boise stations. We believe that both Las Vegas and Boise are markets with attractive demographic and growth profiles and that as a result, there is significant opportunity for growth and operating improvement at these stations. We believe all of our television stations are strong affiliates with good relationships with the respective networks.

         In all of our markets and regardless of network affiliation, we focus on developing leading local news programming and contracting popular syndicated programming with the objective of maximizing our share of advertising spending in a given market. Based on the November 2002 Nielsen ratings book, we had the number one local late evening news program in two of our six markets (based on the percentage of the total potential household audience), including our recent acquisition, KMIR-TV in Palm Springs, California, and WTMJ-TV in Milwaukee.

         We derive the vast majority of our television broadcasting revenue from advertising. Our television advertising revenue and rates in even-numbered years benefit from political, issue, and Olympics-related advertising. NBC has purchased the right to broadcast the Olympics through 2008, and we expect higher operating revenue in these years because the expected increased ratings for our two NBC affiliates will allow them to sell advertising at premium rates.

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

         We intend to pursue additional acquisitions of television stations, particularly stations in mid-sized growth markets with potential for operating improvement. Depending on the outcome of current discussions on deregulation at the FCC, we may seek to add second stations in our existing markets and exploit other potential clustering or cross-ownership opportunities as they arise.

         We have made substantial investments in digital conversion equipment at our stations and are fully compliant with FCC mandates on digital broadcasting. We do not currently anticipate significant additional future capital investment associated with our digital conversion.

         Industry and Competition

         We compete with other radio and television stations, newspapers, cable television, satellite television, direct mail services, billboards, the Internet and, in the future, may also compete with the emerging satellite radio technology for advertising dollars. We believe some of the factors an advertiser considers when choosing an advertising medium include its overall marketing strategy and reaching its targeted audience in the most cost-effective manner. In both radio and television broadcasting, operating revenue is derived primarily from advertising. Ratings, which estimate the number of viewers or listeners tuning in to a given station, highly influence competition in broadcasting because they affect the advertising rates the broadcaster can charge - higher ratings generally mean the broadcaster can charge higher rates for advertising. Advertising rates for both the radio and television broadcast industries are also based upon a variety of other factors, including a program's popularity among the advertiser's target audience, the number of advertisers competing for the available time, the size and demographic makeup of the market served and the availability of alternative advertising in the market. By having a "cluster" of several stations within one market, we can offer advertisers the opportunity to purchase air time on more than one of our stations in order to reach a broader audience.

         Radio stations generate the majority of their revenue from the sale of advertising time to local and national spot advertisers and national network advertisers, primarily as a medium for local advertising. Changes in market demographics, the entry of competitive stations or the adoption of competitive formats by existing stations could result in lower ratings, which could in turn reduce advertising revenue. Technology can play an important role in competition as the ratings each station receives also depend upon the strength of the station's signal in each market and, therefore, the number of viewers or listeners who have access to the signal. We continue to invest in the technology needed to maintain, and where possible, strengthen our signals.

         Commercial television stations generally fall into one of three categories. The first category of stations includes those affiliated with one of the four major national networks (NBC, ABC, CBS and Fox). The second category comprises stations affiliated with newer national networks, such as UPN, WB and Paxson Communications Corporation (or PAX TV). The third category includes independent stations that are not affiliated with any network and rely principally on local and syndicated programming. Affiliation with a television network can have a significant influence on the operating revenue of a television station because the audience ratings generated by a network's programming can affect the rates at which a station can sell advertising time. Generally, rates for national and local spot advertising sold by us are determined by each station, which receives all of the operating revenue, net of agency commissions, for that advertising. Rates are influenced by the demand for advertising time, the popularity of the station's programming and market size.

         Seasonal operating revenue fluctuations are common in the broadcasting industry and are primarily due to fluctuations in advertising expenditures by retailers and automobile manufacturers. Broadcast advertising is typically strongest in the second and fourth quarters of the year. This coincides with increased advertising around certain holidays. The second quarter tends to show an increase in automotive advertising as well as increases in tourism and travel advertising before the summer months. Because television and radio broadcasters rely upon advertising revenue, they are subject to cyclical changes in the economy. The size of advertisers' budgets, which are affected by broad economic trends, affects the broadcast industry in general and the operating revenue of individual television and radio stations.

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

Telecommunications

         We conduct our telecommunications business through our subsidiary Norlight Telecommunications, Inc., which provides both wholesale telecommunications services, sometimes referred to as "carrier services," and business-to-business telecommunications services, sometimes referred to as "enterprise services," or "commercial services." We have operated our telecommunications business for more than 30 years, and during this time it has emerged as a premier service provider focused on mid-to smaller-sized cities in the Great Lakes region. Our telecommunications business accounted for 18.6% of our operating revenue and 35.9% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding our telecommunications business.

         Throughout the history of our telecommunications business, we have applied a disciplined approach to our cost structure and the investment of capital, consistent with our desire to build and maintain a high quality fiber optic network while earning a substantial return on our investment. Our telecommunications business has in the aggregate generated over $338 million of EBITDA compared to $153 million in capital expenditures over the last 10 years, and continues to contribute a large portion of our consolidated EBITDA. Over the last five years, our telecommunications capital expenditures averaged $22.7 million per year, with a maximum of $37.0 million in 1999. Given industry conditions, however, we reduced capital expenditures to $10.1 million in 2002, and we expect to continue our disciplined return-based investment approach.

         The following table presents telecommunications EBITDA and capital expenditures, as well as a reconciliation of our telecommunications operating earnings to telecommunications EBITDA, for 1993 through 2002:

                  1993         1994        1995        1996        1997        1998        1999         2000        2001       2002
                -------      -------     -------     -------     -------     -------     --------     --------    -------    -------
                                                                   (in millions)
Operating
earnings        $   8.7     $   9.0     $   9.4     $   9.6     $  12.3     $  24.2     $   32.5     $   40.1    $  48.0    $  41.0

Depreciation        6.8         7.3         7.5         7.5         8.1         8.6          9.4         11.4       14.7       17.1

Amortization        0.4         0.7         0.9         0.9         0.7         0.4          0.3           --         --         --
                -------     -------     -------     -------     -------     -------     --------     --------    -------    -------
EBITDA          $  15.9     $  17.0     $  17.8     $  18.0     $  21.1     $  33.2     $   42.2     $   51.5    $  62.7    $  58.1

Capital         =======     =======     =======     =======     =======     =======     ========     ========    =======    =======
Expenditures    $   5.2     $   6.4     $   2.6     $  12.3     $  12.9     $  10.2     $   37.0     $   28.8    $  27.5    $  10.1
                =======     =======     =======     =======     =======     =======     ========     ========    =======    =======


         Our wholesale telecommunications business provides network transmission solutions for other telecommunications carriers, including interexchange (nationwide long distance) carriers, wireless carriers, Internet service providers, incumbent local exchange carriers and competitive local exchange carriers in order to provide voice, video, data and Internet applications for their customers. Our business-to-business service provides integrated voice and data communications solutions, specifically dedicated circuits, frame relay (statistically multiplexed packet data service), ATM (Asynchronous Transfer Mode
- a very high speed transmission technology), Internet access and switched voice services (pay-by-the-minute long distance including domestic, international and calling card services) to small and medium sized businesses in the upper Midwest. Our satellite and video services provide terrestrial and satellite transmission of broadcast quality video signals to broadcast, entertainment and sports industries, educational institutions and businesses.

         The foundation for our telecommunications success has been our customer loyalty focused strategy. Our telecommunications business generally receives high marks for strong brand recognition and for customer satisfaction, with the results of a 2002 survey conducted by Peregrine Marketing Research showing that 86.8% of our enterprise customers are generally very satisfied with our service. This strategy reflects the view that the continued and future success of our telecommunications business is dependent upon reliability and

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

responsiveness to customers. Each customer has its own dedicated account team to manage and design effective telecommunications solutions.

         We refer to the employees of our telecommunications business as the "Guardians of Data." This message is meant as an indication of our commitment to being the provider of choice in providing innovative solutions within the data product category.

         We own and operate 3,794 route miles of fiber optic network connecting Wisconsin, Michigan, Indiana, Minnesota, Illinois, Iowa and Ohio. We also own an additional 669 route miles that are available for future network traffic. The network is designed to carry telecommunications traffic to second and third tier markets (population sizes greater than 50,000) within its footprint. The transport layer of the network uses SONET (Synchronous Optical Network) technology to transport digital signals. The network is configured in a ring physical topology, with multiple fibers providing redundancy. Given this configuration, in the event that an individual fiber strand suffers a catastrophic failure, traffic is automatically re-routed to avoid service interruption. Our network terminates in many smaller cities such as Green Bay, Wisconsin, Battle Creek, Michigan and Rochester, Minnesota, as well as first tier markets. This ability to provide our customers with deeper direct penetration differentiates us from many of our competitors. Pricing to and from these markets has also experienced somewhat less pressure than in the larger cities.

         WorldCom, Inc. and Global Crossing, our largest telecommunications customers, together accounted for 20.1% of our total telecommunications operating revenue in 2002. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002. Both companies are also currently under investigation by the Securities and Exchange Commission and the Justice Department. However, we continue to provide services to both WorldCom and Global Crossing and receive payments for those services in the ordinary course of business. The loss of the ongoing business of either of these two customers would have a significant and adverse effect on our results of operations.

         Industry and Competition

         Norlight operates in the Inter-exchange Transport Services segment of the telecommunications market. Its competitors consist of multiple large national carriers such as AT&T, WorldCom, Global Crossing and Sprint; regional carriers, such as McLeodUSA Telecommunications, US Signal, TDS Telecom; and local exchange carriers, such as SBC Communications, Verizon and Qwest Communications.

         We believe the recent financial crisis within the telecommunications industry will continue with the resulting effect being a limited availability of capital. Several carriers have ceased their operations or been acquired; however, overcapacity and too many competitors continues to be a significant issue leading to price instability. Our telecommunications business has had the benefit of adequate and timely access to financial resources from us, which has enabled it to expand its network to meet service needs or pursue sales opportunities. We believe our ability to react quickly by executing custom-designed integrated solutions to meet customer requests is a significant point of positive differentiation in the current market. We further believe that the responsive, customer-focused approach of our sales teams and technical staff, coupled with high quality service offerings, is a significant competitive advantage.

Printing Services

         Our printing services business is conducted through our subsidiary IPC Communication Services, Inc. Our printing services business accounted for 12.2% of our operating revenue and 1.8% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding our printing services business.

         IPC, which was founded in 1949 and acquired by us in 1992, provides a wide range of commercial printing services including publications, professional journals and documentation material, as well as

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

electronic publishing, kit assembly and fulfillment. The foundation of our printing business includes printing scientific, medical and technical journals. We generally utilize conventional and electronic pre-press processes, web and sheet-fed printing and complete bindery and finishing in our printing processes. We are also a Microsoft authorized replicator of certificates of authenticity applied to various software products. All of these markets are served through our direct sales force.

         The printing services industry is highly competitive and generally characterized by lower operating margins. As a result, we maintain a disciplined and aggressive approach to managing costs. We have recently shut down certain unprofitable operations and implemented other cost containment initiatives. In addition, we consistently seek opportunities to grow revenue through existing or new business. For example, we believe there are opportunities for growth in providing printing products and services to OEMs (original equipment manufacturers). We believe our experience in providing these services to the technology marketplace is a competitive advantage, and we intend to leverage that advantage by expanding our services to other OEMs including industrial and consumer products OEMs.

         A large computer hardware OEM accounted for 37.6% of our printing services operating revenue in 2002. The loss of this customer could have a material adverse effect on our results of operations.

         Industry and Competition

         The printing services industry has continued to experience consolidation over the last few years. This trend has resulted in fewer private, independent competitors, creating several competitors that are larger than us in size with broader product offerings. The major competitive factors that impact our printing services business are price and schedule flexibility, customer service and finished products quality, time to market and distribution capabilities.

         We compete with a large number of companies, some of which have greater resources and capacity. In recent years, there has been excess capacity in the printing industry that has increased competition. Rapid technological changes as well as a more global market place, both in terms of supply and demand, have also brought new competitors to the market place. To lessen exposure to larger competitors with greater resources, we focus generally on specialized markets with small- to medium-sized print run requirements where we can achieve market differentiation and gain competitive advantages through knowledge of the market and the ability to offer high quality solutions to customers.

Other

         Our other businesses consist of our label printing business conducted through our subsidiary NorthStar Print Group and our direct marketing services business conducted through our subsidiary PrimeNet Marketing Services. These businesses accounted for 11.8% of our operating revenue and 3.1% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding these businesses.

         Our label printing business has three production facilities in Wisconsin and Michigan's Upper Peninsula and produces glue-applied, in-mold, and pressure sensitive labels for the beverage, automotive products, household chemical and other major industries. Our label printing business is dedicated to providing all of its customers with exceptional performance and flexibility. SAB/Miller Brewing Company accounted for 50.7% of our label printing business' revenue in 2002. In 2002, our label printing business was in the second year of a five-year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

         Our direct marketing business provides nationwide direct marketing support services to marketers of automotive, retail, publishing, financial and other services. Our direct marketing business is committed to providing innovative data, print and mail solutions that are always on time and right.

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

Compliance with Environmental Laws

         As the owner, lessee or operator of various real properties and facilities, we are subject to various federal, state, and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. However, there can be no assurance that compliance with existing or new environmental laws and regulations will not require us to make future expenditures.

Regulation

         Our businesses are subject to regulation by governmental authorities in the United States and in the various states in which we operate.

         Television and Radio Regulation

         Introduction

         Our television and radio broadcasting operations are subject to regulation by the FCC under the Communications Act of 1934, as amended (which we refer to as the Communications Act). Under authority of the Communications Act, the FCC, among other things, assigns frequency bands for broadcast and other uses; grants permits and licenses to construct and operate television and radio stations for particular frequencies; issues, revokes, modifies and renews radio and television broadcasting licenses; determines the location and power of stations and establishes areas to be served; regulates equipment used by stations; determines whether to approve changes in ownership or control of station licenses; regulates the content of some forms of programming; adopts and implements regulations and policies which directly or indirectly affect the ownership, operations and profitability of broadcasting stations; and has the power to impose penalties for violations of its rules.

         Licensed broadcast stations must pay FCC regulatory and application fees, and follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, closed captioning of certain television programming, obscene and indecent broadcasts, and technical operations, including limits on radio frequency radiation. Additionally, the FCC's rules require licensees to create equal employment opportunity outreach programs and maintain records and make filings with the FCC evidencing such efforts. Television stations are also required to broadcast a minimum of three hours per week of "core" children's educational programming, which must be identified as educational and informational programs over the air at the time they are broadcast, and are required to be identified in the children's programming reports required to be placed quarterly in the stations' public inspection files and filed quarterly with the FCC.

         The following is a brief summary of certain provisions of the Communications Act and specific FCC rules and policies. Failure to observe the provisions of the Communications Act and the FCC's rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short-term" (less than the maximum term) license renewal or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the withholding of approval for acquisition of additional broadcast properties.

         Broadcast Licenses/Renewals

         The Communications Act permits the operation of broadcast stations only in accordance with a license issued by the FCC upon a finding that the grant of a license would serve the public interest, convenience and necessity. The FCC grants broadcast licenses for specified periods of time and, upon application, may renew the licenses for additional terms (ordinarily for the maximum eight years). Generally, the FCC renews broadcast licenses upon a finding that: (i) the broadcast station has served the public interest, convenience and necessity; (ii) there have been no serious violations by the licensee of the Communications Act or the FCC's rules; and (iii) there have been no other violations by the licensee of the Communications Act or other FCC rules which, taken together, indicate a pattern of abuse. After considering these factors, the FCC may renew a broadcast station's license, either with conditions, or without, or it may designate the renewal application for hearing. Although there can be no assurance that our licenses will be renewed, we have not to date had a violation of the FCC's regulations that jeopardized the renewal of our licenses and we are not currently aware of any facts that would prevent their timely renewal.

         Ownership Restrictions

         The Communications Act and FCC rules and policies include a number of limitations regarding the number and reach of broadcasting properties that any person or entity may own, directly or by attribution. FCC approval is also required for transfers of control and assignments of licenses.

         In September 2002, the FCC issued a notice of proposed rulemaking which consolidated other proceedings and collectively sought comment on six broadcast ownership rules: the Broadcast-Newspaper Cross-Ownership Rule; the Local Radio Ownership Rule; the Television-Radio Cross-Ownership Rule; the Dual Network Rule; the Local Television Ownership Rule; and the National Television Ownership Rule. The FCC is required by the Communications Act to review these rules biennially and to repeal or modify any rule it determines to be no longer in the public interest; certain of the rules are again being reviewed by the FCC in this proceeding after remand from a federal court charging the FCC to better justify their retention.

         Under the Broadcast-Newspaper Cross-Ownership Rule, unless grandfathered or subject to waiver, no party may have an attributable interest in both a television station and a daily English-language newspaper in the same market if the television station's Grade B contour encompasses the entire community in which the newspaper is published. Our media operations in Milwaukee were grandfathered under this rule.

         Under the Local Radio Ownership Rule, the number of radio stations an entity may own in a given market is dependent upon the size of that radio market. Specifically, in a radio market with 45 or more commercial radio stations, a party may own, operate, or control up to eight commercial radio stations, not more than five of which are in the same service (AM or FM). In a radio market with between 30 and 44 commercial radio stations, a party may own, operate, or control up to seven commercial radio stations, not more than four of which are in the same service. In a radio market with between 15 and 29 (inclusive) commercial radio stations, a party may own, operate, or control up to six commercial radio stations, not more than four of which are in the same service. In a radio market with 14 or fewer commercial radio stations, a party may own, operate, or control up to five commercial radio stations, not more than three of which are in the same service, except that a party may not own, operate, or control more than 50% of the stations in such market.

         The Television-Radio Cross-Ownership Rule generally allows common ownership of one or two television stations and up to six radio stations in any market where at least 20 independent voices would remain post-combination; two television stations and up to four radio stations in a market where at least 10 independent voices would remain post-combination; and one television and one radio station notwithstanding the number of independent voices in the market. A "voice" generally includes independently owned, same-market, commercial and noncommercial broadcast television and radio stations, newspapers of certain circulation, and a cable system of sufficient size. Waivers of the radio/television cross-ownership rule are available only where the station being acquired is "failed" (i.e., off the air for at least four months or involved in court-supervised involuntary bankruptcy or insolvency proceedings). A buyer seeking such a waiver must also demonstrate, in most cases, that it is the only buyer ready, willing, and able to operate the station, and that sale to an out-of-market buyer would result in an artificially depressed price.

         The Dual Network Rule permits a television broadcast station to affiliate with a network that maintains more than one broadcast network, unless the dual or multiple networks are composed of a combination between ABC, CBS, Fox, or NBC.

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

         Under the Local Television Ownership Rule, absent a waiver, an individual (or entity) may not have attributable interests in more than one television station in a market, unless the market will have at least eight independent television voices after the combination and at least one of the stations is not one of the top-four-rated stations in the television market or unless the stations' Grade B contours do not overlap.

         Under the National Television Ownership Rule, any entity is prohibited from controlling television stations the combined audience reach of which exceeds 35% of the television households in the United States (the number of households served by UHF stations is discounted by 50% for the purposes of this calculation).

         We cannot predict the outcome of the FCC review of ownership rules. Each of our previous acquisitions of radio or television stations has been reviewed by the FCC under these rules, and we believe our current ownership of media properties does not conflict with these rules. For any new acquisitions, the filing of petitions or complaints against us or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer or control of licenses.

         Digital Television

         The FCC has approved technical standards and channel assignments for digital television ("DTV") service. DTV will permit broadcasters to transmit video images with higher resolution than existing analog signals and broadcast in multiple streams with various programs on one channel. The U.S. Congress and the FCC have directed all U.S. television stations to transition from analog to digital format, which will (i) enable stations to transmit high-definition television (or several channels of standard definition television) and data, and
(ii) reduce the amount of spectrum needed for broadcast television to the spectrum located between what are now television channels 2 through 51 (called the "core spectrum"). Operators of full-power television stations have each been assigned a second channel for DTV while they continue analog broadcasts on the original channel.

         During the digital television transition period, all established television stations have been allocated a separate 6-megahertz channel on which to conduct digital operations. Beginning in April 2003, every station must simulcast at least half of its analog programming in a digital format on its digital channel, with the simulcast percentage increasing to 100% by April 2005.

         To the extent a station has "excess" digital capacity (i.e., digital capacity not used to transmit a single free, over-the-air video program), it may elect to use that capacity in any manner consistent with FCC technical requirements, including data transmission, interactive or subscription video services, or paging and information services. If a station uses its digital capacity for such "ancillary or supplementary" services, it must pay the FCC 5% of the gross revenues realized from such "feeable" services.

         The transition to DTV is to occur, if not delayed pursuant to statute, by December 31, 2006. The FCC is required to reclaim the non-core spectrum from broadcasters unless certain conditions are met, including that digital-to-analog be generally available and that at least 85% of TV households in a given market have access to digital broadcast signals either over-the-air or through cable or satellite. At the end of the transition period, broadcasters will be required to return one of the two channels to the FCC and broadcast exclusively in digital format.

         The effect digital broadcasting will have on us remains to be seen. Like other television broadcasters, we have made substantial capital investments for digital equipment in order to meet the FCC's mandates. The opportunities provided by digital broadcasting are all in the formation stages. In November 2000, WTMJ-TV became the first commercial television station in Milwaukee to broadcast digitally on WTMJ-DT. We have completed and paid for the installation of High Definition transmission in facilities at each of our television stations and each station is broadcasting in High Definition in accordance with standards set forth by the FCC.

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

         Relationship With Cable/Satellite

         A number of provisions of the Communications Act and FCC regulations regulate aspects of the relationship between broadcast television and subscriber services such as cable and satellite. The rules generally provide certain protections for broadcast stations, for whom cable and satellite services are both an important distribution channel and a provider of competing television channels.

         To ensure that every local television station can be received in its local market without requiring a cable subscriber to switch between cable and off-air signals, the FCC allows every full-power television broadcast station to require that all local cable systems transmit that station's analog programming to their subscribers within the station's market (the so-called "must-carry" rule). Alternatively, a station can elect to forego its must-carry rights and seek a negotiated agreement to establish the terms of its carriage by a local cable system -- "retransmission consent." A station electing retransmission consent assumes the risk that it will not be able to strike a deal with the cable operator and will not be carried. A station has the opportunity to elect must-carry or retransmission consent every three years. A station that fails to notify a cable system of its election is presumed to have elected must-carry.

         A similar arrangement governs carriage of local broadcast channels by satellite television. A satellite provider is not required to transmit the signal of any television station to its subscribers in that station's market. However, as of January 1, 2002, if a satellite provider chooses to provide even one local station to its subscribers in a defined market area, the provider also must transmit locally every other station in that market that elects must-carry status. (As with cable, stations may opt to pursue retransmission consent agreements.) A local television station that fails to make any election is deemed to have elected retransmission consent and is not guaranteed carriage. A satellite provider need not carry a station on any particular channel, but all channels from the same market must be contiguous. The first carriage election applies until December 31, 2005. After this initial term, all successive periods will be three years long, consistent with cable must-carry periods.

         Telecommunications

         Federal

         The FCC regulates interstate and international telecommunications services. The FCC imposes extensive regulations on common carriers such as incumbent local exchange carriers ("ILECs") that have some degree of market power. The FCC imposes less regulation on common carriers without market power, such as Norlight. The FCC permits these nondominant carriers to provide domestic interstate services (including long distance and local access services) without prior authorization; but it requires carriers to receive an authorization to provide or resell international telecommunications services, between the United States and international points and to publish rates and terms of service. We have obtained FCC authorization to provide international services on a facilities and resale basis. On February 20, 2003, the FCC adopted new rules in its Triennial Review proceeding concerning the obligation of incumbent local exchange carriers under the Telecommunications Act of 1996 ("the 1996 Act") to make unbundled elements of their networks available to new local entrants like Norlight. The FCC has not yet issued the text of that decision or any underlying rules that the FCC may have adopted. Based on a public news release issued by the FCC, it appears that the FCC will, among other matters, give individual state regulators a larger role in determining whether, and to what extent the ILECs should be required to provide a platform of unbundled elements ("UNE-P") to competitors at rates based on an incremental costing methodology known as TELRIC. The FCC order will also restrict the extent to which competitive service providers will be able to acquire the DSL spectrum on local loops from the ILECs at TELRIC-based rates (or at all). Because the FCC has yet to release the text of its decision, we have not been able to fully assess what impact, if any, they will have on our telecommunications operations.

         The 1996 Act contains special provisions that modify previous court decrees that prevented the Bell Operating Companies ("BOCs") from providing long distance services. These provisions permit a BOC to

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enter the long distance market in its traditional service region if it satisfies several procedural and substantive requirements, including obtaining FCC approval upon a showing that, in each state for which it seeks long distance authority, the BOC has entered into interconnection agreements with new local entrants that satisfy a 14-point "checklist" of competitive requirements, and the FCC is satisfied that the BOC's entry into long distance markets is in the public interest. To date, the FCC has approved BOC petitions to provide in-region long distance service in every state except Arizona, Illinois, Indiana, Michigan, Minnesota, Ohio and Wisconsin. An application by Qwest is pending in Minnesota. The FCC has to date treated Internet service providers ("ISPs") as information service providers, which are exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to a universal service fund. Nevertheless, regulations governing disclosure of confidential communications, copyright, excise tax, and other requirements may apply to our provision of Internet access services. We cannot predict the likelihood that state, federal or foreign governments will impose additional regulation on our Internet business, nor can it predict the impact that future regulation will have on our operations.

         On April 10, 1998, the FCC issued a Report to Congress on its implementation of the universal service provisions of the 1996 Act. In that Report, the FCC stated, among other things, that the provision of transmission capacity to ISPs constitutes the provision of "telecommunications" or "telecommunications service" and is, therefore, subject to universal service contributions. The FCC indicated that it would reexamine its policy of not requiring an ISP to contribute to the universal service mechanisms when the ISP provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. Any such contribution by a facilities based ISP would be related to the ISP's provision of the underlying telecommunications services. In the Report, the FCC also indicated that it would examine the question of whether certain forms of "phone-to-phone Internet Protocol telephony" are information services or telecommunications services. It noted that the FCC did not have an adequate record on which to make any definitive pronouncements on that issue at this time, but that the record the FCC had reviewed suggests that certain forms of phone-to-phone Internet Protocol telephony appear to have similar functionality to non-Internet Protocol telecommunications services and lack the characteristics that would render them information services.

         On October 18, 2002, AT&T Corporation filed a petition for declaratory ruling with the FCC with respect to phone-to-phone Internet Protocol telephony. The petition requested that the FCC affirm that such services are exempt from the access charges applicable to circuit switched interexchange calls and that it is lawful to provide such service through local end user services. Comments were filed with the FCC in response to the AT&T petition, and it is unclear when the FCC might rule on the question presented. We cannot predict the outcome of these proceedings or other FCC or state proceedings that may affect our operations or impose additional requirements, regulations or charges upon our provision of Internet access and related Internet Protocol-based voice, telephony and backbone services. The Communications Act requires that providers of common carrier telecommunications service contribute, on an equitable and non-discriminatory basis, to federal universal service mechanisms established by the FCC. The FCC also requires providers of non-common carrier telecommunications to contribute to universal service, subject to some exclusions and limitations. At present, these contributions are calculated based on contributors' interstate and international revenues derived from U.S. domestic end users for telecommunications or telecommunications services, as those terms are defined under FCC regulations. Pursuant to federal regulations, we pay these contributions and recover the cost through a surcharge to our retail customers. The amount of our contributions varies each quarter based upon the total amount of federal universal service support being provided under the FCC's federal mechanisms and associated administrative expenses, the methodology used by the FCC to calculate each carrier's contributions, and the proportion of our assessable revenues derived from domestic end users for non-common carrier telecommunications or common carrier telecommunications services to, for all contributors, the total amount of assessable revenues derived from domestic end users for telecommunications or telecommunications services. The extent to which our services are viewed as non-common carrier telecommunications or common carrier telecommunications services or as unregulated information services will also affect our contributions.

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

         On December 13, 2002, the FCC adopted a Report and Order modifying the current method of carrier contributions to the universal service fund to impose universal service contributions on the basis of projected, collected end-user interstate revenues. This revised methodology is intended to operate as an interim solution only, subject to further revision following the comments in response to the Commission's Second Further Notice of Proposed Rulemaking included in this Order. The interim changes adopted by the FCC will not have a material impact on the amount of our contributions. In the Second Further Notice, the FCC seeks comment on how to further reform the manner in which the FCC assesses carrier contributions to the universal service fund. We are unable to predict the changes, if any, the FCC will adopt and the cumulative effect of any such changes on our total universal service contribution payments.

         In 1999, the FCC strengthened its existing collocation rules to encourage competitive deployment of high-speed data services. The order, among other things, restricted the ability of ILECs to prevent certain types of equipment from being collocated and required ILECs to offer alternative collocation arrangements that will be less costly. Early in 2000, the D.C. Circuit struck down several aspects of the collocation order and remanded it back to the FCC for further consideration. In response to the remand, the FCC released an order in August 2001. In that order, the FCC found that multifunctional equipment could be collocated only if the primary purpose and function of the equipment is for the CLEC to obtain "equal in quality" interconnection or nondiscriminatory access to UNEs. The FCC also eliminated its rules that gave new local entrants the option of picking their physical collocation space. Following this remand order, several ILECs filed petitions for review with the D.C. Circuit. In June 2002, the D.C. Circuit issued its decision in Verizon Telephone Companies v. FCC upholding the FCC's collocation rules in their entirety and denying the ILEC petitions for review.

         In 2001 and 2002, the FCC initiated several proceedings that may have an effect on how the FCC regulates local competition and broadband services as well as how it assesses universal service contribution requirements. Because the FCC has not released orders adopting new regulations governing these issues, we are unable to assess the potential effect at this time.

         State

         The 1996 Act is intended to increase competition in the telecommunications industry, especially in the local exchange market. With respect to local services, ILECs are required to allow interconnection to their networks and to provide unbundled access to network facilities, as well as a number of other pro-competitive measures. Because the implementation of the 1996 Act is subject to numerous state rulemaking proceedings on these issues, it is currently difficult to predict how quickly full competition for local services will be introduced.

         State regulatory agencies have jurisdiction when Company facilities and services are used to provide intrastate telecommunications services. A portion of our traffic may be classified as intrastate telecommunications and therefore subject to state regulation. To provide intrastate services, we generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. We are currently authorized to provide interexchange telecommunications services in all states and jurisdictions where our telecommunications business is operating.

         We are currently pursuing a strategy intended to provide additional local service alternatives to our customers. Using means such as interconnection agreements or collocation arrangements, we intend to secure improved service levels at a reduced cost for the "last mile" of service connection. To facilitate obtaining this path from our point-of-presence to the local exchange authority central office (the last mile), we are in the process of securing local exchange authority in a number of states in which we conduct business. We have approved interconnection agreements with SBC in Wisconsin, Michigan, Illinois, Indiana and Ohio, and with Qwest in Minnesota, and will be required to obtain and maintain interconnection agreements with other ILECs where we wish to provide local service or otherwise utilize unbundled elements of resale.

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         Local

         Our networks will be subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city-by-city, county-by-county and state-by-state basis. To install our own fiber optic transmission facilities, we will need to obtain rights-of-way over privately and publicly owned land. Rights-of-way that are not already secured may not be available to us on economically reasonable or advantageous terms.

Employees

         As of March 23, 2003, we and our subsidiaries had approximately 4,200 full-time and 1,800 part-time employees compared to approximately 4,400 full-time and 1,800 part-time employees at March 24, 2002. The decrease in the number of employees is a result of workforce reduction programs, business divestitures, and attrition. Currently, there are 14 bargaining units representing approximately 1,100 full and part-time employees, or 18% of our total number of employees.

Properties

         Our corporate headquarters are located in Milwaukee, Wisconsin. We believe all of our properties are well maintained, are in good condition, and suitable for present operations. There are no material encumbrances on any of our properties or equipment. The following are the principal properties operated by us and our subsidiaries in which the approximate areas are reported in square feet, as of December 31, 2002:

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

                                                                                             Owned     Leased
                                                                                            ------     ------
Publishing
Printing plants, newsrooms, offices, warehouses and a garage located in:
   Milwaukee, WI (1) ....................................................................   596,000   155,000
   West Milwaukee, WI (2) ...............................................................   449,000         -
   Cedarburg, WI ........................................................................    16,000         -
   Waukesha, WI .........................................................................         -    35,000
   Wauwatosa, WI ........................................................................    20,000         -
   Sturtevant, WI .......................................................................         -    11,000
   New Berlin, WI .......................................................................    15,000     8,000
   Madison, WI ..........................................................................         -    10,000
   Waupaca, WI (3) ......................................................................    58,000         -
   Hartland, WI .........................................................................    58,000         -
   Appleton, WI .........................................................................         -     5,000
   Mukwonago, WI ........................................................................         -     6,000
   Elkhorn, WI ..........................................................................         -     5,000
   Waterford, WI ........................................................................         -     7,000
   Oconomowoc, WI .......................................................................         -     8,000
   West Bend, WI ........................................................................     7,000         -
   Hartford, WI .........................................................................     7,000         -
   New London, WI .......................................................................     6,000         -
   Rhinelander, WI ......................................................................     9,000         -
   Fond du Lac, Sheboygan, Beaver Dam, Johnson Creek, Germantown
       Muskego, Port Washington, Whitewater, Jefferson, Marshfield,
       Merrill, Oshkosh, Seymour, Stevens Point, Menomonee Falls,
       Wausau, and Wisconsin Rapids, WI .................................................    10,000    33,000
   Shelton, CT ..........................................................................         -     7,000
   Trumbull, CT .........................................................................    86,000         -
   Venice, Orange Park, Jacksonville, Sarasota and Ponte Vedra, FL ......................         -    14,000
   Baton Rouge and Kenner, LA ...........................................................         -    28,000
   New Orleans, LA ......................................................................    10,000    53,000
   Dalton and Lee, MA ...................................................................         -     3,000
   Carroll, OH ..........................................................................    37,000         -
   Cambridge, Chilicothe, Circleville, Coshocton, Jackson, Logan,
       New Lexington, Newark, Waverly and Zanesville OH .................................         -    17,000
   Bennington and Manchester Village, VT ................................................         -    13,000

                                                                                             Owned     Leased
                                                                                            ------     ------
Broadcasting
Offices, studios and transmitter and tower sites located in:
   Milwaukee, WI (3) ....................................................................   109,000         -
   Las Vegas, NV ........................................................................    22,000         -
   Lansing, MI ..........................................................................     2,000    13,000
   Palm Springs, CA .....................................................................    19,000     1,000
   Omaha, NE ............................................................................     3,000    25,000
   Tucson, AZ ...........................................................................     1,000     9,000
   Knoxville, TN ........................................................................    25,000         -
   Boise, ID ............................................................................    49,000    14,000
   Wichita, KS (4) ......................................................................    23,000     6,000
   Springfield, MO ......................................................................     2,000     9,000
   Tulsa, OK ............................................................................    22,000     1,000

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

Telecommunications
Offices and satellite antennae located in:
   Brookfield, WI (3) ...................................................................         -    51,000
   Green Bay, WI ........................................................................         -     3,000
   Madison, WI ..........................................................................         -     2,000
   Afton, WI ............................................................................     4,000         -
   Skokie, IL ...........................................................................         -     6,000
   Chicago, IL ..........................................................................     6,000         -
   Buffalo Grove, IL ....................................................................     3,000         -
   Grand Rapids, MI .....................................................................     2,000         -
   Lansing, MI ..........................................................................         -     2,000
   Indianapolis, IN .....................................................................         -     2,000
   St. Paul, MN .........................................................................         -     3,000

Printing services
Offices, printing plants and warehouses located in:
   St. Joseph, MI (3) ...................................................................         -   333,000
   Lebanon, TN ..........................................................................         -    11,000
   Austin, TX ...........................................................................         -    11,000
   Foothill Ranch, CA (5) ...............................................................         -   201,000
   San Jose, CA (6) .....................................................................         -   368,000
   Fremont, CA (6) ......................................................................         -   253,000

Label printing
Offices, printing plants and warehouses located in:
   Norway, MI ...........................................................................   108,000     4,000
   Watertown, WI (3) ....................................................................    63,000    22,000
   Green Bay, WI ........................................................................    40,000         -
   Milwaukee, WI (7) ....................................................................   128,000         -

Direct marketing services Offices, plants and warehouses located in:
   St. Paul, MN (3) .....................................................................         -    87,000
   Clearwater, FL .......................................................................         -    32,000
   Milwaukee, WI ........................................................................         -    23,000


(1) Includes our corporate headquarters and the Milwaukee Journal Sentinel's business and editorial offices and printing operations.
(2) New production facility housing printing, packaging, inserting, recycling and transportation operations of the Milwaukee Journal Sentinel.
(3)  Includes our business operations headquarters office.
(4)  Includes 4,700 square feet not in use.
(5) 138,000 square feet is sublet to third parties (pursuant to subleases expiring June 2005) and 63,000 square feet is not in use.
(6) Property is sublet to third parties (pursuant to subleases that begin to expire December 2003).
(7)  Property is currently not in use and held for sale.

Legal Proceedings

         We are subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. We believe that such unresolved legal actions and claims will not materially adversely affect our consolidated results of operations, financial condition or cash flows.

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         Newspaper Merger Class Action Suit. On May 4, 1999, five former employees filed a lawsuit in connection with the 1995 merger of the Milwaukee Journal and Milwaukee Sentinel. This lawsuit was granted class action status to include other unitholders who separated from us as part of the merger. The plaintiffs alleged that an internal memorandum created a contract permitting members of the plaintiff class to offer to sell units at any time over a period of up to 10 years, depending on their retirement status or years of unit ownership. On May 7, 2002, the parties reached an out-of-court settlement. On July 1, 2002, the judge approved the settlement. We agreed to pay the plaintiffs $8.9 million in cash in settlement of all claims. We also agreed to allow certain members of the plaintiff class to retain certain rights, for a period of time, as to units of beneficial interest in JESTA. Plaintiffs and their counsel value these rights at approximately $0.6 million. We reduced our litigation reserve by $4.1 million that reduced selling and administrative expenses in the second quarter of 2002 to reflect the settlement amount, net of insurance proceeds.

         Conley Publishing Group, Ltd. et al. v. Journal Communications, Inc. In August 2000, the publisher of the Waukesha Freeman, West Bend Daily News and several other publications in southeastern Wisconsin filed an amended antitrust complaint in state court against us. The plaintiff alleged we attempted to monopolize by the use of predatory pricing on subscriptions, secret rebates to advertisers, exclusionary discounts in advertising and contracts in restraint of trade. The plaintiff alleged damages of $5.4 million, and asked that damages be trebled. On October 2, 2001, the Waukesha County Circuit Court granted summary judgment to us and dismissed all of the plaintiff's claims. The court held that there was no issue of material fact regarding predatory pricing, that the plaintiff cannot show that our conduct caused the financial losses of the Waukesha Freeman, and that plaintiff cannot adequately disaggregate or show which of its losses, if any, were caused by us. The plaintiff appealed on the issue of predatory pricing, and the Wisconsin Court of Appeals certified the case for direct appeal to the Wisconsin Supreme Court. The Wisconsin Supreme Court heard the case on February 11, 2003. A decision is expected in 2003.

                                   MANAGEMENT

Directors

         Steven J. Smith is currently the sole director of New Journal. Prior to the completion of this offering, we expect to restructure our board of directors as we discuss below under "Management--Directors--Composition of Our Board of Directors."

         The following table sets forth the current directors of Old Journal, their ages and their principal occupations as of May 12, 2003. Persons listed as officers of Old Journal serve in their current capacities with both Old Journal and New Journal.

            Name                   Age                       Principal Occupation
-----------------------------    -------    -------------------------------------------------------------------

Steven J. Smith.............       53       Chairman of the Board & Chief Executive Officer
Douglas G. Kiel.............       54       President
Paul M. Bonaiuto............       52       Executive Vice President & Chief Financial Officer
James J. Ditter.............       41       Vice President; President, Norlight Telecommunications, Inc.
David J. Drury..............       54       President and Chief Executive Officer, Poblocki & Sons LLC
James L. Forbes.............       70       Chairman, Badger Meter, Inc., Milwaukee, WI
Cynthia L. Gault............       48       Account Executive, WTMJ-TV
Mary Hill Leahy.............       48       Vice President & General Counsel - Business Services
Ulice Payne, Jr.............       47       President, Milwaukee Brewers Baseball Club, Limited Partnership
Roger D. Peirce.............       65       Consultant
David D. Reszel.............       51       Advertising Special Sections Manager, Journal Sentinel Inc.
Keith K. Spore..............       60       Senior Vice President; President & Publisher, Journal Sentinel Inc.
Mary Ellen Stanek...........       47       Managing Director and Chief Investment Officer, Baird Advisors,
                                            Robert W. Baird & Co., Incorporated
Karen O. Trickle............       46       Vice President and Treasurer

         Steven J. Smith is Chairman of the Board and Chief Executive Officer. Mr. Smith was elected Chief Executive Officer of Old Journal in March 1998 and Chairman in December 1998. Mr. Smith was President of Old Journal from September 1992 to December 1998. Mr. Smith is a member of the Executive Committee, and has been a director since 1987.

         Douglas G. Kiel is President. Mr. Kiel was elected President of Old Journal in December 1998. In addition, Mr. Kiel has been the Chief Executive Officer of Journal Broadcast Group since December 2001. He was Old Journal's Executive Vice President between June 1997 and December 1998 and President of Journal Broadcast Group from June 1992 to December 1998. He has been a director since 1991.

         Paul M. Bonaiuto is Executive Vice President and Chief Financial Officer. Mr. Bonaiuto was elected Executive Vice President in June 1997 and Chief Financial Officer in January 1996. Mr. Bonaiuto was Senior Vice President of Old Journal between March 1996 and June 1997. Mr. Bonaiuto has been a director since 1993.

         James J. Ditter is a Vice President. Mr. Ditter was elected Vice President of Old Journal in September 1995. In addition, Mr. Ditter has been President of Norlight Telecommunications since September 1995. Mr. Ditter is a member of the Human Resources Committee, and has been a director since 1995.

         David J. Drury is the President, CEO and majority owner of Poblocki & Sons LLC since July 1999. Poblocki & Sons LLC is a privately-held exterior and interior sign systems company located in West Allis, Wisconsin. He is a certified public accountant, a former partner of Price Waterhouse and served as a business consultant in 1997-1999. He is a director and a member of the audit committees at both St. Francis Capital Corporation and Plexus Corp. Mr. Drury has been a director since 2002.

         James L. Forbes is the non-employee Chairman of Badger Meter, Inc., Milwaukee. Mr. Forbes served as Chief Executive Officer of Badger Meter from 1987 to 2002. Mr. Forbes was President of Badger Meter from 1982 to 1999 and 2000 to 2001. Badger Meter is a marketer and manufacturer of flow management and control products. Mr. Forbes is also a director of Badger Meter and Cobalt Corporation. He is a member of the Executive Committee and the Compensation/Management Review Committee, is the chair of the Audit Committee, and has been a director since 1996.

         Cynthia L. Gault has served as Account Executive for WTMJ-TV, one of Old Journal's television stations, since November 1998. Previously, Ms. Gault was a broadcast Account Executive, Marketing Director and Media Consultant before taking a seven-year family leave. Ms. Gault was elected to the 58th and 59th terms of the Unitholder Council (2000-2002) and to Old Journal's board of directors during the 59th term (2001-2002). Ms. Gault is a member of the Executive Committee, and has been a director since 2001.

         Mary Hill Leahy is Vice President and General Counsel-Business Services. She was elected Vice President and General Counsel-Business Services of Old Journal in July 2001. Ms. Leahy was General Counsel Americas, GE Medical Systems, a developer and manufacturer of medical diagnostic equipment, from January 1999 to July 2001; Counsel for Products and Distribution, GE Medical Systems from June 1997 to January 1999; and Consulting Attorney for Miller Brewing Company from 1995 to 1997. Ms. Leahy is a member of the Human Resources Committee, and has been a director since 2002.

         Ulice Payne, Jr. has served as President of the Milwaukee Brewers Baseball Club, Limited Partnership, since November 1, 2002. From February 1998 until November 1, 2002, Mr. Payne was an attorney and partner, Foley & Lardner, Milwaukee, a law firm, specializing in corporate/securities and international law. Previously, Mr. Payne was an attorney and partner with Reinhart, Boerner, Van Deuren, Norris & Rieselbach, S.C., Milwaukee, for nine years. Mr. Payne is also a director of Badger Meter, Midwest Express Holdings, Inc. and State Financial Services Corporation. Old Journal retained Foley & Lardner to provide legal services in 2002 and in 2003. Mr. Payne is a member of the Executive Committee and the Audit Committee, and has been a director since 2001.

         Roger D. Peirce has been a corporate consultant since his retirement as the Vice Chairman and Chief Executive Officer of Super Steel Products Corp., Milwaukee in January 1994. Between March 1995 and May 1996, Mr. Peirce was President and Chief Executive Officer of Valuation Research Corporation, Milwaukee. He has been a director of Brady Corporation, Milwaukee, since 1988. Mr. Peirce is a member of the Executive Committee and the Audit Committee, is the acting chair of the Compensation/Management Review Committee, and has been a director since 1996.

         David D. Reszel has served as Advertising Special Sections Manager for Journal Sentinel since June 1999. Has been employed in the Advertising Department for Journal Sentinel Inc. since 1978 and was Area Manager, Display Advertising, from 1992 to 1999. Mr. Reszel was elected to the 56th and 57th terms of the Unitholder Council (1998-2000). During the term of the 57th Unitholder Council (1999-2000), Mr. Reszel was elected chairperson and a member of Old Journal's board of directors. Mr. Reszel was re-elected a director in 2002.

         Keith K. Spore is Senior Vice President. Mr. Spore was elected Senior Vice President of Old Journal in September 1995. In addition, Mr. Spore has been President of Journal Sentinel since July 1995 and Publisher of the Milwaukee Journal Sentinel since June 1996. Mr. Spore has been a director since 1995.

         Mary Ellen Stanek has served as Managing Director and Chief Investment Officer of Baird Advisors, Robert W. Baird & Co., Incorporated, since March 2000. Previously, Ms. Stanek was President and Chief Executive Officer (November 1998 to February 2000) and President and Chief Operating Officer (March 1994 to November 1998) of Firstar Investment Research & Management Company, LLC, Milwaukee. Ms. Stanek is a director of Aurora Health Care System, Inc., and the West Bend Mutual Insurance Company. Journal Communications retained Robert W. Baird & Co., Incorporated to provide financial advisory services in 2002 and 2003. Ms. Stanek is a member of the Executive Committee and chair of the Human Resources Committee, and has been a director since 2002.

         Karen O. Trickle is Vice President and Treasurer. Ms. Trickle was elected Treasurer in December 1996 and Vice President in March 1999. Previously, she was Assistant Treasurer (International) for Harnischfeger Industries, Inc., a manufacturer of surface and underground mining equipment and pulp and papermaking machinery from 1994 to 1996. She has been a director 1999.

         Composition of Our Board of Directors

         We currently have one director. Prior to the closing of this offering, we intend to appoint an additional seven directors. Pursuant to an agreement we entered into with the Grant family shareholders that we describe under "Certain Relationships and Related Transactions," the Grant family shareholders have the right to nominate one director to our board of directors (or, if our board of directors is comprised of more than 11 directors, then they have the right to nominate two directors), in either case to be included in our slate of nominees for director, beginning with the first annual meeting of shareholders following this offering. Pursuant to our articles of incorporation and bylaws, our board of directors will be divided into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires.

         We anticipate the classes will be comprised as follows:

         .            Class I directors. Douglas G. Kiel, David D. Reszel and
               Cynthia L. Gault will be Class I directors whose terms will expire at the 2004 annual meeting of shareholders;

         .            Class II directors. Steven J. Smith, Mary Ellen Stanek and
               James L. Forbes will be Class II directors whose terms will expire at the 2005 annual meeting of shareholders; and

         .            Class III directors. Roger D. Peirce and David J. Drury
               will be Class III directors whose terms will expire at the 2006 annual meeting of shareholders.

         Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

         Committees of Our Board of Directors

         Our board of directors intends to establish an Executive Committee, an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Human Resources Committee. Each of the Audit Committee, the Compensation Committee and the Corporate Governance Committee will have a charter which we will post on our website; these charters will not be part of this prospectus. We anticipate the committees will be comprised as follows:

         .            Executive Committee. Steven J. Smith (chair), James L.
               Forbes and David J. Drury will serve on the Executive Committee.

         .            Audit Committee. James L. Forbes (chair), Roger D. Peirce
               and David J. Drury will serve on the Audit Committee.

         .            Compensation Committee. Roger D. Peirce (chair), James L.
               Forbes and David J. Drury will serve on the Compensation
               Committee.

         .            Corporate Governance Committee. James L. Forbes (chair),
               Roger D. Peirce and David J. Drury will serve on the Corporate Governance Committee.

         .            Human Resources Committee. Mary Ellen Stanek (char),
               Douglas G. Kiel, David D. Reszel and Cynthia L. Gault will serve on the Human Resources Committee.

         Director Compensation

         We will establish compensation policies for our directors prior to the closing of this offering. Old Journal pays its directors (except those who are also employees or employees of one of its subsidiaries) an annual retainer fee of $17,500 a year plus $1,500 for each board or committee meeting. In 2002, Mr. Forbes earned $44,250, Mr. Peirce earned $41,750, Ms. Stanek earned $18,750, and Mr. Payne earned $37,250. Of the 15 persons who served as directors in 2002, 10 were employees and five were not.

         Compensation Committee Interlocks and Insider Participation

         Mr. Smith, Chairman and Chief Executive Officer of Old Journal, has served as a director of Badger Meter since February 2000. Mr. Forbes is the non-employee chairman of Badger Meter and serves as a director of Old Journal and is a member of the Compensation, Executive and Audit committees of Old Journal's board of directors.

Executive Officers

         The following table sets forth the names, ages and positions of our executive officers as of May 12, 2003. Our executive officers serve in their current capacities with both Old Journal and New Journal.

Name                              Age                             Position
----------------------------    -------    -----------------------------------------------------------------
Steven J. Smith(1)                53       Chairman of the Board, Chief Executive Officer and Director
Douglas G. Kiel(1)                54       President and Director
Paul M. Bonaiuto(1)               52       Executive Vice President, Chief Financial Officer and Director
Anne M. Bauer                     38       Vice President and Controller
James J. Ditter(1)                41       Vice President and Director
Robert M. Dye                     55       Vice President of Corporate Affairs
Carl D. Gardner                   46       Vice President
Richard J. Gasper                 59       Vice President
Daniel L. Harmsen                 47       Vice President of Human Resources
Mark J. Keefe                     43       Vice President
Kenneth L. Kozminski              37       Vice President
Paul E. Kritzer                   60       Vice President, Secretary and General Counsel-Media
Mary Hill Leahy(1)                48       Vice President and General Counsel-Business Services and Director
Scott H. McElhaney                46       Vice President
James P. Prather                  45       Vice President
Keith K. Spore(1)                 60       Senior Vice President and Director
Mary Alice Tierney                52       Vice President of Corporate Communications
Karen O. Trickle(1)               46       Vice President, Treasurer and Director

-----------------
(1) Messrs. Smith, Kiel, Bonauito, Ditter and Spore, Ms. Leahy and Ms. Trickle are directors of Old Journal as well as executive officers; you can find certain biographical information about them in "Management - Directors" above.

         Anne M. Bauer is a Vice President and Controller. Ms. Bauer was elected Vice President and Controller in June 2000. She was Controller from January 1999 to June 2000 and Assistant Controller from January 1995 to January 1999.

         Robert M. Dye is Vice President of Corporate Affairs. Mr. Dye was elected Vice President of Corporate Affairs of Old Journal in June 2000. Mr. Dye was Vice President of Corporate Communications from March 1990 to June 2000.

         Carl D. Gardner is a Vice President. Mr. Gardner was elected Vice President of Old Journal in June 1999. In addition, Mr. Gardner has been the President-Radio, Journal Broadcast Group since December 1998. He was the Executive Vice President - Radio, Journal Broadcast Group from July 1997 to December 1998; the Executive Vice President - Radio and General Manager, WTMJ-AM and WKTI-FM, Journal Broadcast Group from January 1995 to July 1997; and the Vice President and General Manager, WTMJ-AM and WKTI-FM, Journal Broadcast Group from August 1991 to January 1995.

         Richard J. Gasper is a Vice President. Mr. Gasper was elected Vice President in June 1996. In addition, Mr. Gasper has been the President of NorthStar Print Group since January 1996.

         Daniel L. Harmsen is Vice President of Human Resources. Mr. Harmsen was elected Vice President of Human Resources in March 1996.

         Mark J. Keefe is a Vice President. Mr. Keefe was elected Vice President in March 1996. Mr. Keefe has also been President of PrimeNet Marketing Services since October 1995.

         Kenneth L. Kozminski is a Vice President. Mr. Kozminski was elected Vice President in December 1999. In addition, Mr. Kozminski has been President of IPC Communication Services since July 1999. He was Vice President and General Manager of Eastern Region-IPC Communication Services from July 1998 to July 1999; Vice President of Operations of IPC Communication Services from May 1998 to July 1998; General Manager of IPC Communication Services Europe, a subsidiary of IPC Communication Services from February 1997 to May 1998; and Director of Print Operations of IPC Communication Services from February 1995 to February 1997.

         Paul E. Kritzer is Vice President, Secretary and General Counsel-Media. Mr. Kritzer was elected Vice President and General Counsel-Media in July 2001 and Secretary in September 1992. In addition, Mr. Kritzer was Vice President-Legal from June 1990 to July 2001.

         Scott H. McElhaney is a Vice President. He was elected Vice President in December 2002. In addition, Mr. McElhaney has been President of Add, Inc. since November 2002. He was General Manager and Publisher of our CNI newspapers group from May 2001 through November 2002. Mr. McElhaney was Executive Vice President and Chief Operating Officer of Fancy Publications, a national specialty publications company, from January 1998 to February 2001.

         James P. Prather is a Vice President. Mr. Prather was elected Vice President in March 1999. In addition, Mr. Prather has been President-Television, Journal Broadcast Group since December 1998 and General Manager of WTMJ-TV since 1995. He was Executive Vice President-Television, Journal Broadcast Group from December 1997 to December 1998.

         Mary Alice Tierney is Vice President of Corporate Communications. Ms. Tierney was elected Vice President of Corporate Communications in June 2000. Ms. Tierney was Communications and Corporate Affairs Manager from August 1999 to June 2000; Corporate Affairs Manager from March 1999 to August 1999; and Vice President of Communications and Community Affairs for Journal Broadcast Group Inc from June 1994 to August 1999.

Executive Compensation

         We have not paid our executive officers any compensation since New Journal was formed in May 2003. The following table sets forth the 2002 compensation for our chief executive officer and the four other highest-paid executive officers (whom we refer to collectively as our named executive officers), as well as the total compensation paid to each individual for the last three fiscal years, in their capacities as officers of Old Journal:

                                               Summary Compensation Table

                                                                                           Long Term
                                                           Annual Compensation           Compensation
                                                     -------------------------------    ----------------
                                                                           Bonus
                                                                          (Annual         Long-term
 Name and Principal Position at                                          Incentive        Incentive          All Other
         December 31, 2002                Year           Salary           Comp.)(1)      Payments (LTIP)      Comp.(2)
------------------------------------    ---------    ---------------    ------------    ----------------    ------------
Steven J. Smith.................          2002          $575,000           $297,666       $      0              $4,130
Chairman of the Board and Chief           2001           573,077             86,250        222,655               4,236
     Executive Officer                    2000           545,385             82,500        412,472               4,680

Douglas G. Kiel.................          2002          $415,000           $194,705       $      0              $4,130
President                                 2001           413,077             58,100        120,461               4,236
                                          2000           387,692             49,823        199,067               4,680

Paul M. Bonaiuto................          2002          $340,000           $144,889       $      0              $4,130
Executive Vice President and Chief        2001           338,461             40,800         86,324               4,236
     Financial Officer                    2000           317,692             38,400        176,938               4,680

Keith K. Spore..................          2002          $336,923           $111,223       $      0              $5,430
Vice President; President and             2001           329,000             28,875         27,386               4,680
     Publisher, Journal Sentinel,         2000           315,923             28,530         58,046               4,680
     Inc.

Carl D. Gardner.................          2002          $280,308           $ 91,308       $      0              $5,430
Vice President; President-Radio,          2001           271,077             20,422         22,399               4,680
     Journal Broadcast Group, Inc.        2000           258,846             17,334              0               4,680

--------------------------------
(1) Bonus amounts indicated were paid pursuant to our Management Annual Incentive Plan.
(2) All of the five highest-compensated officers were participants in the Journal Communications, Inc. Investment Savings Plan (a 401(k) plan). Employer contributions to the plan and to the cafeteria benefits plan on behalf of these officers represent all of the compensation in the "All Other Compensation" column in the summary compensation table above.


Long-Term Incentive Plan

                               Long Term Incentive Plans - Awards in Last Fiscal Year


                              Performance or other
                                 Period Until             Estimated Future Payouts under Non-Stock Price-Based Plans
                                 Maturation or          --------------------------------------------------------------
          Participant               Payout                   Threshold               Target              Maximum
--------------------------   -----------------------    ---------------------    -----------------    ----------------
Steven J. Smith                    2003-2005                 $ 126,500              $ 506,000           $ 759,000
Douglas G. Kiel                    2003-2005                    68,475                273,000             410,850
Paul M. Bonaiuto                   2003-2005                    49,300                197,200             295,800
Keith K. Spore                     2003-2005                    38,813                155,250             232,875
Carl D. Gardner                    2003-2005                    31,280                125,120             187,680

         The compensation/management review committee maintains a management long-term incentive plan to motivate and drive management behavior to achieve results that will enhance the unitholders' and shareholders' investment over the long term. The participants in this plan are the chairman/CEO, president, executive vice president and the presidents of the subsidiaries. Corporate executives are rewarded entirely on Old Journal's performance while subsidiary presidents are rewarded 60% on subsidiary performance and 40% on corporate performance. Payment amounts for the management long-term incentive plan for fiscal 2002 are listed in the summary compensation table above.

         The table above shows the threshold, target and maximum awards that are potentially payable to the named executive officers in 2005 for the performance period of 2002 to 2004. This table is calculated on each executive's base salary for 2002; however, actual calculations will use the executive's average salary for the period 2002 to 2004. Payouts of awards are currently based on the net return on equity of Old Journal and the return on invested capital for the subsidiary companies over a three-year period. Each participant's award is determined based on the degree to which three-year performance is achieved at the conclusion of the performance cycle.

Pension Plan and Supplemental Benefit Plan

         The following table shows the approximate retirement benefit payable on retirement at age 65 under the Journal Communications, Inc. Employees' Pension Plan and the Journal Communications, Inc. Supplemental Benefit Plan for employees in specified compensation ranges with varying years of participation in the plans:


                                   Estimated Annual Retirement Benefit

                                                              Years of Plan Participation
------------------------------------    ----------------------------------------------------------------------
   Five Year Average Compensation             20                 25                 30                 35
------------------------------------    ---------------    ---------------    ---------------     ------------
          $  300,000                       $ 72,285           $ 90,356           $108,427           $126,498
             400,000                         98,285            122,856            147,427            171,998
             500,000                        124,285            155,356            186,427            217,498
             600,000                        150,285            187,856            225,427            262,998
             700,000                        176,285            220,356            264,427            308,498
             800,000                        202,285            252,856            303,427            353,998
             900,000                        228,285            285,356            342,427            399,498
           1,000,000                        254,285            317,856            381,427            444,998

         The employees' pension plan is completely funded by Old Journal. Old Journal's contributions are accrued based on amounts required to be funded under provisions of the Employee Retirement Income

Security Act of 1974. The amount of accrued benefits is actuarially determined under the accrued benefit valuation method. It is a defined benefit pension plan that provides benefits for employees of Old Journal, Journal Sentinel Inc., Journal Broadcast Corporation (and certain employees of its subsidiaries), Add, Inc. and Norlight Telecommunications, Inc. who meet minimum age and service eligibility requirements. The monthly retirement benefit under the plan, assuming attainment of the retirement age specified by the plan and payments in the form of a life annuity, is determined in accordance with a formula that takes into account the following factors: final average compensation for the last five years of employment (taking into account gross earnings and annual incentive compensation as reported in the summary compensation table), number of years of active plan participation and an actuarially determined Social Security offset.

         The supplemental benefit plan is a non-qualified, unfunded, defined benefit plan that supplements payments under the pension plan. Benefits payable under the supplemental plan are calculated without regard to the limitations imposed on the amount of compensation that may be taken into account under the pension plan.

         With respect to the officers and directors listed in the summary compensation table above, all five are participants in the pension plan. Mr. Smith has 25 years of pension plan participation, Mr. Kiel has 15 years, Mr. Spore has 36 years, Mr. Bonaiuto has five years and Mr. Gardner has 10 years as of the date of this prospectus.

                          JESTA AND EMPLOYEE OWNERSHIP

         The Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended (which we refer to as "JESTA"), is an employee stock trust created by Harry J. Grant, chairman of Old Journal from 1935 to his death in 1963, to offer employees the opportunity to beneficially own equity interests in Old Journal common stock. Prior to the share exchange, JESTA owns 90% of our common stock. Participants own units representing beneficial interests in JESTA, with each unit representing beneficial interest in one share of our common stock. However, a unit is different than a share of common stock. Units cannot be traded on the open market. In general, a unit only can be sold to another employee, the Grant family shareholders or to Old Journal. All units are subject to mandatory offers to sell following retirement or other termination of employment and to restrictions on their resale. Additionally, when a unitholder offers to sell units (either as a result of termination or otherwise), certain persons have the option to purchase the units at an option price in accordance with procedures and time periods prescribed in JESTA. All purchases and sales of units are transacted at the option price set forth in JESTA.

         Prior to the share exchange, as a holder of Old Journal common stock, JESTA is entitled to such dividends on Old Journal common stock as Old Journal's board of directors may declare in its discretion. The trustees in turn must pass the dividends (other than stock dividends) through to the unitholders as soon as practicable after receipt (stock dividends are retained by the stock trust). At the direction of the trustees, Old Journal historically paid all cash dividends directly to the unitholders. Prior to the share exchange, JESTA, as holder of Old Journal common stock, is entitled to one vote per share in the election of directors and in all matters requiring a vote of shareholders. When the trustees receive notice of any meeting of Old Journal shareholders, the stock trust agreement requires them to issue to each active employee unitholder a proxy empowering him or her to vote the number of shares in which his or her units represent an interest. Non-active employees, such as retired employees and terminated employees who still hold units, are not entitled to vote.

         This offering is contingent on the approval by Old Journal's shareholders and unitholders of the share exchange that we describe under "The Share Exchange and the Tender Offer." In connection with the share exchange, JESTA will exchange its shares of Old Journal common stock for shares of New Journal class B common stock, divided as equally as possible among class B-1 and class B-2. JESTA will then terminate and distribute its class B shares to unitholders, pro rata on the basis of the number of units owned by the unitholders. Former JESTA unitholders will then own class B-1 and B-2.

         As a continuing means to promote ownership of our class B common stock by our active employees after the termination of JESTA, our articles of incorporation contain certain provisions that require employees interested in selling or converting class B shares to first offer them for sale to our other active employees who are interested in buying those shares. You can read about our articles of incorporation under "Description of Capital Stock."

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information regarding beneficial ownership of Old Journal common stock as of May 1, 2003, and New Journal common stock immediately after the share exchange (including the termination of JESTA) and this offering, by each person known to us to be the beneficial owner of more than 5% of Old Journal common stock, each of our named executive officers, each director and all current directors and executive officers as a group.

         In presenting the information below, we do not give effect to the tender offer.


                                            Old Journal Shares            New Journal Shares Beneficially Owned After the
                                            Beneficially Owned                    Share Exchange and This Offering
                                             Before the Share          ---------------------------------------------------
                                             Exchange and This            Class A Common             Class B Common
                                                 Offering                      Stock                     Stock(2)
                                        --------------------------     ----------------------    -------------------------
   Name of Beneficial Owners             Shares(1)          %           Shares         %           Shares           %
------------------------------------    ------------    ----------     ---------    ---------    -----------    ----------

JESTA(3)........................        25,920,000        90.0%            --           --            --            --
Matex Inc.(4)...................         2,640,000         9.2%            --           --
Steven J. Smith.................           188,060           *             --           --
Douglas G. Kiel.................            97,998           *             --           --
Paul M. Bonaiuto................            68,256           *             --           --
James J. Ditter.................            41,200           *             --           --
David J. Drury(5)...............                --          --             --           --
James L. Forbes(5)..............                --          --             --           --
Carl D. Gardner.................            59,500           *             --           --
Cynthia L. Gault................             9,900           *             --           --
Mary Hill Leahy.................             6,316           *             --           --
Ulice Payne, Jr.(5).............                --          --             --           --
Roger D. Peirce(5)..............                --          --             --           --
David D. Reszel.................            64,830           *             --           --
Keith K. Spore..................            74,000           *             --           --
Mary Ellen Stanek(5)............                --          --             --           --
Karen O. Trickle................            23,531           *             --           --
All directors and executive
    officers as a
    group (25 persons)..........         1,105,908         3.8%            --           --

------------------------------------
*Indicates less than 1%

(1) Except for JESTA and Matex Inc., the persons listed have beneficial ownership of the indicated number of Old Journal shares in the form of units issued by JESTA. JESTA and Matex Inc. are the record owners of the shares of Old Journal common stock listed for each of them.
(2) The number of shares of class B common stock listed gives effect to the -for-one share exchange ratio.
(3) The address for this shareholder is 333 W. State Street, Milwaukee, WI 53203. Following the share exchange, JESTA will terminate and, pursuant to its terms, will distribute its shares of class B common stock to its unitholders.
(4) The address for this shareholder is c/o Meissner, Tierney, Fisher & Nichols, 111 E. Kilbourn Avenue, Milwaukee, WI 53202. Matex Inc. also owns shares of our class C common stock, representing 100% of our shares of class C common stock issued and outstanding after the share exchange and this offering.
(5) Messrs. Drury, Forbes, Payne and Peirce and Ms. Stanek do not own units because they are not employees.

                     THE SHARE EXCHANGE AND THE TENDER OFFER

         The completion of the share exchange described below is a condition to the closing of this offering.

The Share Exchange

         Immediately prior to this offering, Old Journal will effect a share exchange with New Journal, pursuant to which Old Journal will become a wholly owned subsidiary of New Journal and upon completion of which New Journal will change its name to Journal Communications, Inc. In connection with the share exchange:

     . Each outstanding share of common stock of Old Journal will automatically be exchanged for either (a) shares of class B common stock of New Journal or (b) such amount of cash as may be due upon the perfection of dissenters' rights under the Wisconsin Business Corporation Law. Of each Old Journal share for which dissenters' rights are not perfected, as equally as possible:

               . one-half will be exchanged for shares of class B-1 common stock, and

               . one-half will be exchanged for shares of class B-2 common stock.

         Each share of class B-1 and B-2 common stock will be identical except for restrictions on when they can be converted class A common stock and sold to the public. Under these public sale restriction periods, class B-l and class B-2 shares may not be converted and sold to the public until 360 days or 540 days after the date of this prospectus, as the case may be, except for:

     .   sales in the tender offer,

     . permitted transfers to trusts for estate planning or charitable purposes, and

     . offers to sell and sales of class B shares under the offer procedures set forth in our articles of incorporation.

         Pursuant to our articles of incorporation, holders of class B common stock also will be prohibited from buying a put option, selling a call option, short selling or entering into any other hedging or insurance transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the class B shares during the applicable public sale restriction periods.

         Following the expiration of the applicable public sale restriction period, class B shares must first be offered for sale to active employees and other eligible purchasers under New Journal's articles of incorporation, and if the sale does not occur within three business days, such class B shares will, at the holder's option, either remain class B shares or be converted into class A shares, which are freely tradeable in the public market subject to applicable laws.

         After the transaction, but not taking into effect the tender offer:

     .   shares of class A common stock will constitute about     % of our total
         outstanding common stock and about     % of our total voting power;

     .   shares of class B common stock of New Journal will constitute about
               % of our total outstanding common stock and about      % of our
         total voting power; and

     .   shares of class C common stock of New Journal will constitute about
              % of our total outstanding common stock and        % of our total
         voting power.

The Tender Offer

         We intend to use the net proceeds of this offering, as well as borrowings from our new debt facility, to purchase up to $ million shares of our class B common stock. We will purchase these shares by commencing a cash tender offer to all holders of class B common stock, excluding the Grant family shareholders who have agreed not to participate. We intend for the tender offer to comprise the second step of a "synthetic secondary offering," a primary offering followed by stock purchases using the proceeds of this offering, as well as other funds, to accomplish substantially the same goal as allowing existing shareholders and unitholders to participate in this offering.

         We are conducting the tender offer in order to enable our employee and former employee unitholders to reduce their significant personal JESTA loans. We currently intend to commence the tender offer as soon as practicable after this offering. We will determine the tender offer price, which will be at or above the offering price of the class A shares in this offering. The tender offer price may also be at, above or below the market price of the class A shares at the time of the tender offer. In the tender offer, it is expected that each
class B shareholder will be permitted to tender up to    % of his or her class B
shares. If the tender offer is fully subscribed by all class B shareholders, we
will accept no more than      % of each class B holder's shares. In this manner,
tenders of up to      % of a holder's shares will be accepted, and to the extent
some shareholders tender less than      % of their class B shares, then this
shortfall will be allocated to the shareholders that have tendered more than the
% amount (but no more than      %) on a pro rata basis. In setting the final
percentages which shareholders will be permitted to tender, our board of directors will take into consideration the amount of net proceeds we receive in this offering, the availability of funds under our new credit facility the and the market price per share of the class A common stock.

         The amount tendered by a class B shareholder in the tender offer may consist entirely of class B-1 shares; and, subject to the maximum percentage of shares a holder is allowed to tender, a portion of class B-2 shares if such holder has tendered all of his or her class B-1 shares. Neither the class A common stock sold in this offering nor the class C common stock to be received by the Grant family shareholders in exchange for a portion of their class B common stock, their rights under JESTA and their covenants under the agreement entered into with Journal Communications and New Journal (see "Certain Relationships and Related Transactions"), can be tendered in the tender offer. In addition, the Grant family shareholders have agreed not to participate in the tender offer.

         We will purchase class B shares in the tender offer pursuant to an offer to purchase and related materials, which we will distribute when we commence the tender offer. We will also file a tender offer statement on Schedule TO with the SEC in connection with the tender offer. We cannot assure you that the tender offer will occur or that it will occur on the terms described in this prospectus.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following is a summary of the material terms of the shareholders agreement recently entered into by Old Journal, New Journal, Matex Inc. and the Abert Family Journal Stock Trust. In this summary, we refer to Matex Inc. and the Abert Family Journal Stock Trust as the "Grant family shareholders." This summary is not a complete description of the shareholders agreement and is qualified in its entirety by reference to the full text of the shareholders agreement, a copy of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part or is available from us.

         Pursuant to the terms and conditions of the shareholders agreement, the Grant family shareholders agreed to vote all of their shares of Old Journal common stock in favor of all components of the recapitalization, including the share exchange and the amendment and termination of JESTA; in favor of New Journal's 2003 equity incentive plan and New Journal's 2003 employee stock purchase plan; and against any non-approved transaction or any action or agreement that would delay, prevent or nullify the recapitalization or the shareholders agreement. The Grant family shareholders also granted Old Journal an irrevocable proxy to vote the Grant family shareholders' shares with respect to the foregoing matters.

         In addition to approving the share exchange, the Grant family shareholders agreed that, following the share exchange but before the termination of JESTA and this offering, they will engage in a voluntary share exchange with New Journal, pursuant to which approximately 41.5% of the class B shares they receive in the share exchange, together with their rights under JESTA and their covenants under the shareholders agreement, will be exchanged for a number of shares of class C common stock equivalent to .

         Alternatively, if the Grant family shareholders have not obtained a favorable private letter ruling with respect to the tax treatment of the recapitalization as it pertains to their unique situation, by the first business day following receipt of the first comment letter from the SEC relating to the registration statement of which this prospectus is a part, then the Grant family shareholders can elect either (a) to eliminate either or both of the redemption
provisions of the class C shares or (b) to receive        class B shares,
class A shares and $2,600,000, in either case in exchange for all of their Old Journal common stock, their rights under JESTA and their covenants under the shareholders agreement. If they so elect, the Grant family shareholders will receive these shares and cash instead of the class B and class C shares they would have received in connection with the share exchange and voluntary share exchange described above.

         Pursuant to the shareholders agreement, the Grant family shareholders agreed not to tender any of their New Journal shares in the tender offer. The Grant family shareholders also agreed not to transfer their New Journal shares during the three years following this offering, except as otherwise provided for in the agreement or pursuant to a board-approved business combination transaction or under Rule 144 of the Securities Act of 1933. In addition, the Grant family shareholders agreed that they will not exercise their rights under New Journal's articles of incorporation to purchase any available shares of class B common stock if, after the proposed purchase, the Grant family shareholders would own more than 17% of the class B common stock then outstanding.

         The shareholders agreement gives New Journal the right to redeem approximately 17% of the Grant family shareholders' class B shares, at 105% of the average closing price of the class A shares, during the period beginning 540 days after and ending 720 days after the date of this prospectus. In addition, each year after consummation of the recapitalization New Journal may redeem, at 105% of the average closing price of the class A shares, class B shares then owned by the Grant family shareholders if the Grant family shareholders own more than 17% of the class B shares then outstanding. In either case, the Grant family shareholders may, before the redemption occurs, convert their class B shares subject to the redemption into class A shares without complying with the class B offer procedures set forth in New Journal's articles of incorporation.

         The shareholders agreement provides the Grant family shareholders with certain rights to register with the SEC some or all of their New Journal shares for resale to the public. Beginning 720 days after the date of this prospectus, the Grant family shareholders have the right to "demand" the registration of their shares, for resale, subject to the limitations described below. The Grant family shareholders also have the right to participate in certain of New Journal's proposed stock offerings to the public, subject to certain conditions. Notwithstanding these rights, New Journal will not be obligated to effect any Grant family shareholder "demand" to register shares within 180 days after (1) the effective date of a registration in which the Grant family shareholders were notified of their rights to participate in a New Journal offering or (2) any other registration of theirs. In addition, New Journal may postpone for up to 180 days the filing or the effectiveness of any such Grant family shareholders' "demand" registration statement if the board of directors determines that effecting such registration would have certain negative consequences.

         The shareholders agreement also provides that, beginning with the first annual meeting of the shareholders of New Journal following the initial public offering, the Grant family shareholders will have the right to nominate one director to the board of directors of New Journal (or, if the board of directors is comprised of more than 11 directors, the family shareholders will have the right to nominate two directors). This right terminates when the Grant family shareholders hold less than 5% of the outstanding shares of New Journal's common stock. The Grant family shareholders' nominee will be subject to applicable professional and governance standards. In connection therewith, the Grant family shareholders agreed, as shareholders of New Journal, to take all actions necessary to elect all of New Journal's recommended nominees for director.

         In consideration of the agreements and covenants of the Grant family shareholders under the shareholders agreement, Journal Communications agreed to reimburse the Grant family shareholders up to $50,000 for their legal and financial fees incurred on or after April 1, 2003 in connection with the recapitalization.

                          DESCRIPTION OF CAPITAL STOCK

         The following is a description of our capital stock and our articles of incorporation and bylaws, as each will be in effect following the share exchange. We refer you to copies of our articles of incorporation and bylaws which have been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Authorized Capitalization

         Our capital structure consists of:

      .  170 million authorized shares of class A common stock;

      .  60 million authorized shares of class B-1 common stock;

      .  60 million authorized shares of class B-2 common stock;

      .  10 million authorized shares of class C common stock; and

      .  10 million authorized shares of preferred stock.

         After the share exchange and the initial public offering, but prior to
the tender offer, there will be approximately           shares of class B-1 and
          shares of class B-2,          shares of class C and           shares
of class A common stock outstanding.

         After the expiration of the public sale restriction periods (the periods during which conversion restrictions apply to the class B-1 and class B-2 common stock), our articles of incorporation will be amended to combine the classes of class B common stock into one class. After this amendment, our authorized common stock will consist of 170 million authorized shares of class A common stock, 120 million authorized shares of class B common stock, 10 million authorized shares of class C common stock and 10 million authorized shares of preferred stock.

Comparison of New Journal's Class A Common Stock, Class B Common Stock and Class C Common Stock

         The following table compares New Journal's class B common stock, class A common stock and class C common stock.

                           Class B-1 and
                           Class B-2                          Class A                            Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------

Public market............  None.                              We intend to apply for listing     None.
                                                              on the New York Stock Exchange
                                                              under the symbol "JRN."

Voting rights............  Ten votes per share on all         One vote per share on all          Two votes per share on all
                           matters voted upon by our          matters voted upon by our          matters voted upon by our
                           shareholders.                      shareholders.                      shareholders.

Dividends................  The cash dividend payable with     The cash dividend payable with     The cumulative cash dividend
                           respect to each share of class B   respect to each share of class A   payable with respect to each
                           common stock will equal the cash   common stock will equal the cash   share of class C common stock
                           dividend payable with respect to   dividend payable with respect to   will equal the cash dividend

                           Class B-1 and
                           Class B-2                          Class A                            Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------

                           each share of class A common       each share of class B common       payable with respect to each
                           stock.  Cash dividends may not     stock (except that a special       share of class A and class B
                           be declared and paid with          dividend of $    per share can     common stock (except that a
                           respect to class B common stock    be declared and paid on the        special dividend of $   per
                           without concurrent cash            class B common stock, and not on   share can be declared and paid
                           dividends declared and paid with   the class A or class C common      on the class B common stock, and
                           respect to the class A and class   stock, at any time prior to the    not on the class A or class C
                           C common stock (except that a      initial public offering).  Cash    common stock, at any time prior
                           special dividend of $     per      dividends may not be declared      to the initial public offering);
                           share can be declared and paid     and paid with respect to class A   provided that the dividend on
                           on the class B common stock, and   common stock without concurrent    the class C shares will not be
                           not on the class A or class C      cash dividends declared and paid   less than $     per year
                           common stock, at any time prior    with respect to the class B and    (subject to adjustment for
                           to the initial public offering).   class C common stock.              certain dilutive events).

Liquidation..............  Upon liquidation, dissolution or   Upon liquidation, dissolution or   Upon liquidation, dissolution or
                           winding up of New Journal, the     winding up of New Journal, the     winding up of New Journal, the
                           holders of outstanding class A     holders of outstanding class A     holders of outstanding class C
                           shares will be entitled to         shares will be entitled to         shares will be entitled to be
                           receive (after the payment of      receive (after the payment of      paid in cash out of the assets
                           any preferential amounts           any preferential amounts           of New Journal available for
                           required to be paid to the         required to be paid to the         distribution (after the payment
                           holders of preferred stock and     holders of preferred stock and     of any preferential amounts
                           class C common stock), pro rata    class C common stock), pro rata    required to be paid to the
                           with the holders of outstanding    with the holders of outstanding    holders of preferred stock and
                           class B shares, the remaining      class B shares, the remaining      before any payment to the
                           assets and funds of New Journal    assets and funds of New Journal    holders of class A common stock
                           available for distribution to      available for distribution to      or class B common stock), the
                           its shareholders.                  its shareholders.                  greater of (i) $72.79 per share
                                                                                                 (subject to adjustment for
                                                                                                 certain dilutive events), plus
                                                                                                 accumulated and unpaid dividends
                                                                                                 on such shares; or (ii) the
                                                                                                 amount the holder would have
                                                                                                 received had he or she converted
                                                                                                 the class C common stock into
                                                                                                 class A common stock immediately
                                                                                                 before the liquidation,
                                                                                                 dissolution or winding up.

Redemption...............  Not applicable.                    Not applicable.                    New Journal must redeem all of
                                                                                                 the shares of class C common
                                                                                                 stock on September 30, 2017 at a
                                                                                                 price of $72.79 per share
                                                                                                 (subject to adjustment for
                                                                                                 certain dilutive events) plus
                                                                                                 accumulated and unpaid
                                                                                                 dividends.  However, if a holder
                                                                                                 of class C common stock delivers
                                                                                                 a written notice within five
                                                                                                 business days prior to

                           Class B-1 and
                           Class B-2                          Class A                            Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------

                                                                                                 September 30, 2017 that such
                                                                                                 holder wishes to retain the
                                                                                                 shares of class C common stock
                                                                                                 called for redemption, then New
                                                                                                 Journal will not be required or
                                                                                                 entitled to redeem the shares of
                                                                                                 class C common stock. Instead,
                                                                                                 each share held by the holder
                                                                                                 submitting the notice will remain
                                                                                                 a share of class C common stock
                                                                                                 until September 30, 2018, on
                                                                                                 which date it will automatically
                                                                                                 be converted into 0.248243 shares
                                                                                                 of class A common stock and
                                                                                                 1.115727 shares of class B common
                                                                                                 stock.

                                                                                                 Following approval by its board
                                                                                                 of directors of a "strategic
                                                                                                 transaction" (as defined), New
                                                                                                 Journal must redeem all of the
                                                                                                 shares of class C common stock
                                                                                                 at a price of $72.79 per share
                                                                                                 (subject to adjustment for
                                                                                                 certain dilutive events) plus
                                                                                                 accumulated and unpaid
                                                                                                 dividends.  In connection with
                                                                                                 the redemption, New Journal
                                                                                                 must, within ten business days
                                                                                                 following the approval by the
                                                                                                 board of directors of the
                                                                                                 strategic transaction, deliver
                                                                                                 to each holder of class C common
                                                                                                 stock written notice of
                                                                                                 redemption and indicate the date
                                                                                                 fixed for redemption, which date
                                                                                                 cannot be earlier than twenty
                                                                                                 business days or later than
                                                                                                 forty business days after the
                                                                                                 date the notice is delivered.
                                                                                                 If a holder of class C common
                                                                                                 stock delivers to New Journal,
                                                                                                 no later than one business day
                                                                                                 before the date fixed for
                                                                                                 redemption, a legally binding,
                                                                                                 written agreement evidencing
                                                                                                 such holder's agreement to vote
                                                                                                 all of its class C shares (and
                                                                                                 any shares received on
                                                                                                 conversion of the class C
                                                                                                 shares) in favor of the
                                                                                                 strategic transaction and
                                                                                                 against any alternative proposal
                                                                                                 not

                           Class B-1 and
                           Class B-2                          Class A                            Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------

                                                                                                 approved by the board of
                                                                                                 directors, then New Journal will
                                                                                                 not be required or entitled to
                                                                                                 redeem the shares of class C
                                                                                                 common stock held by that holder
                                                                                                 in connection with the strategic
                                                                                                 transaction.

Transfer restrictions....  Offers to sell and sales are       None, other than as imposed by     Class C common stock cannot be
                           permitted at any time (including   applicable law.                    transferred before the 180th day
                           within the applicable public                                          after the pricing of the initial
                           sale restriction periods) to                                          public offering, except for
                           eligible purchasers under New                                         transfers to New Journal.  After
                           Journal's articles of                                                 that time, class C common stock
                           incorporation (which include                                          can be transferred to New
                           employee benefit plans of New                                         Journal; or, if the holder is a
                           Journal, active employees,                                            corporation or other business
                           certain Grant family                                                  entity, it can transfer its
                           shareholders and New Journal),                                        shares upon its dissolution or
                           which can only be effected by                                         liquidation to its shareholders
                           submitting a "voluntary                                               who are lineal descendants of
                           transfer/conversion notice"                                           Harry J. Grant or certain other
                           (discussed below) and following                                       entities affiliated with those
                           the offer procedures set forth                                        descendants; or, if the holder
                           in New Journal's articles of                                          is a trust, it can transfer its
                           incorporation (which we refer to                                      shares to its beneficiaries who
                           as the "offer procedures").                                           are lineal descendants of Harry
                                                                                                 J. Grant or certain other
                           Otherwise, class B shares cannot                                      entities affiliated with those
                           be transferred at any time                                            descendants.
                           except for:
                                                                                                 Until the 180th day after pricing
                           o  transfers by an active or                                          of this offering, hedging
                              former employee to certain                                         transactions are prohibited,
                              trusts for estate planning or                                      including buying a "put" option or
                              charitable purposes;                                               selling a "call" option. A hedging
                                                                                                 transaction is a transaction where
                           o  transfers to the underwriters                                      you effectively lock in a sale
                              in the initial public                                              price to avoid the risk of future
                              offering;                                                          price decrease.

                           o  transfers to a designated                                          Any other transfer would result
                              purchaser in a tender offer                                        in each transferred share of
                              approved by New Journal's                                          class C common stock being
                              board;                                                             automatically converted into
                                                                                                 1.363970 shares of class A
                           o  if the holder is a                                                 common stock.
                              corporation or other business
                              entity, then transfers upon
                              its dissolution or
                              liquidation to its
                              shareholders who are lineal
                              descendants of Harry J. Grant
                              or certain other entities
                              affiliated with those
                              descendants;

                           Class B-1 and
                           Class B-2                          Class A                            Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------


                           o  if the holder is a trust,
                              then transfers to its
                              beneficiaries who are lineal
                              descendants of Harry J. Grant
                              or certain other entities
                              affiliated with those
                              descendants; or

                           o  transfers to New Journal.

                           Holders of class B common stock
                           that become subject to an
                           "option event" are required to
                           offer those shares for purchase
                           pursuant to the offer
                           procedures.  "Option events"
                           generally include:

                           o  A written offer to sell a
                              specified number of shares or
                              a written request to convert
                              a specified number of shares
                              into a corresponding number
                              of shares of class A common
                              stock, in either case in the
                              form specified in the
                              articles of incorporation
                              (called a "voluntary
                              transfer/ conversion notice").

                           o  A foreclosure sale or similar
                              transfer of pledged shares.

                           o  With respect to all shares of
                              class B common stock owned by
                              Matex Inc., a change in
                              control of Matex Inc.

                           Any option event is also an
                           option event with respect to any
                           marital or community property
                           interest of the spouse of the
                           holder.

                           Any attempted transfer in
                           violation of the articles of
                           incorporation is null and void.
                           In other words, the shares will
                           remain, for all purposes, held
                           by the shareholder attempting to
                           effect the invalid transfer.

                           Class B-1 and
                           Class B-2                          Class A                            Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------


                           New Journal is not obligated to
                           buy class B shares available for
                           sale.

Ability to purchase......  Only the following persons are     May purchase on open market        See "Transfer Restrictions."
                           eligible to purchase shares of     subject to applicable law.
                           class B common stock that become
                           subject to option events (called
                           "optionees"):

                           o  employee benefit plans
                              (called "class A optionees")

                           o  employee-eligibles (called
                              "class B optionees")

                           o  Matex Inc. (a Grant family
                              shareholder, called the
                              "class C optionee")

                           o  New Journal (called the
                              "class D optionee")

                           In order to purchase shares of
                           class B common stock that become
                           offered for sale, an optionee
                           must first submit a purchase
                           order, in the form specified in
                           the articles of incorporation (a
                           "purchase order"), to the
                           transfer agent, accompanied by
                           either (a) a cashier's check or
                           money order, or (b) other
                           documentation sufficient to
                           evidence immediate access to
                           funds.

                           A purchase order becomes
                           effective when entered by the
                           transfer agent on the list of
                           eligibles representing current
                           potential buyers of shares of
                           class B common stock (called the
                           "buyer list").

Purchase and sale
procedures...............  When an option event occurs, the   Not applicable.                    Not applicable.
                           transfer agent will match the
                           subject shares of class B common
                           stock with the earliest entered
                           purchase order on the buyer list
                           (first from among all

                           Class B-1 and
                           Class B-2                          Class A                            Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------

                           class A optionees, then all
                           class B optionees, then the
                           class C optionee, then the
                           class D optionee, in that
                           order), the terms and
                           conditions of which can be
                           matched by a purchase of all or
                           a part of such shares of class
                           B common stock, until the terms
                           and conditions of such purchase
                           order are satisfied in full.

                           If shares of class B common
                           stock remain to be sold, then
                           the transfer agent will match
                           the subject shares with the
                           next-earliest posted purchase
                           order on the buyer list the
                           terms and conditions of which
                           can be matched by a purchase of
                           all or a part of such shares of
                           class B common stock, until the
                           terms and conditions of such
                           purchase order are satisfied in
                           full; and so on.

                           When shares of class B common
                           stock are sold, the transfer
                           agent will record the sale and
                           provide notice to the purchaser
                           and seller.  It will also
                           deliver the purchase price for
                           the shares to the seller,
                           without interest, as promptly as
                           practicable, but in no event
                           later than the end of the third
                           business day following the
                           applicable option event date.

                           If the transfer agent is unable
                           to complete the sale of shares
                           of class B common stock by the
                           end of the third business day
                           following the occurrence of the
                           option event, then the transfer
                           agent will:

                           o   In the case of an option
                               event pursuant to a
                               voluntary
                               transfer/conversion notice,

                               o  convert the shares of
                                  class B common stock into an

                           Class B-1 and
                           Class B-2                          Class A                            Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------

                                  equivalent number of
                                  shares of class A common
                                  stock, if so directed in
                                  the voluntary
                                  transfer/conversion
                                  notice and if such
                                  conversion is then
                                  allowed after giving
                                  effect to the public sale
                                  restriction periods;

                               o  cancel the voluntary
                                  transfer/conversion
                                  notice if so directed in
                                  the voluntary
                                  transfer/conversion
                                  notice or if conversion
                                  is not then allowed after
                                  giving effect to the
                                  public sale restriction
                                  periods, in which case
                                  the shares will remain
                                  held by the holder
                                  submitting the notice; or

                               o  if no direction is given
                                  in the voluntary
                                  transfer/conversion
                                  notice, cancel the
                                  voluntary
                                  transfer/conversion
                                  notice, in which case the
                                  shares will remain held
                                  by the holder submitting
                                  the notice.

                           o   In the case of an option
                               event arising from
                               foreclosure sale or similar
                               transfer of pledged shares,
                               either

                               o  convert the shares of
                                  class B common stock into
                                  an equivalent number of
                                  shares of class A common
                                  stock if such conversion
                                  is then allowed after
                                  giving effect to the
                                  public sale restriction
                                  periods; or

                               o  if conversion of the
                                  shares of class B common
                                  stock is not then allowed
                                  after giving effect to
                                  the public

                           Class B-1 and
                           Class B-2                          Class A                            Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------

                                  sale restriction
                                  periods, then the shares
                                  of class B common stock
                                  will remain held by the
                                  holder subject to such
                                  foreclosure sale or
                                  other transfer.

                           o   In the case of an option
                               event arising from a change
                               of control of Matex Inc.,
                               convert the shares of class
                               B common stock into an
                               equivalent number of shares
                               of class A common stock,
                               irrespective of the public
                               sale restriction periods.
                               If such conversion would
                               otherwise be prohibited
                               after giving effect to the
                               public sale restriction
                               periods, then none of the
                               shares of class A common
                               stock into which the shares
                               of class B common stock are
                               converted can be transferred
                               until the expiration of the
                               public sale restriction
                               periods that were applicable
                               to the shares of class B
                               common stock prior to
                               conversion.

Purchase price...........  The price at which any share of    Not applicable.                    Not applicable.
                           class B common stock subject to
                           an option event may be purchased
                           by any optionee (the "purchase
                           price") is:

                           o   If the class A common stock
                               is then listed for trading
                               on a national securities
                               exchange, then the closing
                               price of the class A common
                               stock as reported by such
                               exchange on the date of the
                               applicable option event.

                           o   If the class A common stock
                               is then quoted on an
                               automated quotation system,
                               then the average of the
                               closing bid and ask price as

                           Class B-1 and
                           Class B-2                          Class A                            Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------

                               reported by such automated
                               quotation system on the date
                               of the applicable option
                               event.

                           o   If the class A common stock
                               is not then listed on a
                               national securities exchange
                               or quoted on an automatic
                               quotation system, then the
                               fair market value of a share
                               of class A common stock on
                               the date of the applicable
                               option event as determined
                               by the most recent
                               independent valuation of the
                               class A common stock.

Conversion...............  Each class B share can be          Not applicable.                    Each outstanding share of class
                           converted into a share of class                                       C common stock may, at the
                           A common stock upon submission                                        option of the holder, be
                           of a voluntary                                                        converted at any time into
                           transfer/conversion notice and                                        either (i) 0.248243 shares of
                           after following the offer                                             class A common stock and
                           procedures set forth above.                                           1.115727 shares of class B
                           However:                                                              common stock, or (ii) 1.363970
                                                                                                 shares of class A common stock.
                           o  Class B-1 shares cannot be
                              converted until 360 days                                           However, if prior to such
                              after the pricing of the                                           conversion the outstanding class
                              initial public offering; and                                       B common stock has been
                                                                                                 previously converted into class
                           o  Class B-2 shares cannot be                                         A common stock as a result of
                              converted until 540 days                                           the number of shares of class B
                              after the pricing of the                                           common stock then falling below
                              initial public offering.                                           8% of the total common stock
                                                                                                 then outstanding, then each
                           The periods set forth above                                           outstanding share of class C
                           during which conversion is not                                        common stock can only be
                           allowed are referred to as the                                        converted into 1.363970 shares
                           "public sale restriction                                              of class A common stock.
                           periods."
                                                                                                 Also, if New Journal delivers
                           Under certain circumstances,                                          notice to a holder of class C
                           class B shares can be converted                                       common stock that its board of
                           into class A shares even during                                       directors has approved a
                           the public sale restriction                                           "strategic transaction," then
                           periods.  Those circumstances                                         class C shares cannot be
                           are:                                                                  converted until the holder
                                                                                                 delivers notice to New Journal
                           o  If the beneficiary or estate                                       that it will vote its shares in
                              of a deceased holder of class                                      favor of the strategic
                              B shares offers those shares                                       transaction.

                           Class B-1 and
                           Class B-2                          Class A                            Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------

                              through the offer procedures,
                              and those shares are not sold                                      Upon any change of control of
                              to an eligible purchaser by                                        Matex Inc., each share of class
                              the end of the third business                                      C common stock owned by Matex
                              day after the option event,                                        Inc. will be automatically
                              then they are converted into                                       converted into 1.363970 shares
                              class A shares, irrespective                                       of class A common stock.
                              of the public sale
                              restriction periods.

                           o  Upon a change of control of
                              Matex Inc., the class B
                              shares then held by Matex
                              Inc. become subject to sale
                              pursuant to the offer
                              procedures.  If those shares
                              are not sold to an eligible
                              purchaser by the end of the
                              third business day after the
                              option event, then they are
                              converted into class A
                              shares, irrespective of the
                              public sale restriction
                              periods.  If such a
                              conversion takes place during
                              the public sale restriction
                              periods, then none of the
                              shares of class A common
                              stock into which the shares
                              of class B common stock were
                              converted can be transferred
                              until the expiration of the
                              public sale restriction
                              periods that were applicable
                              to the shares of class B
                              common stock prior to
                              conversion.

                           In addition, each share of class
                           B common stock will
                           automatically be converted into
                           a share of class A common stock:

                           o  when the number of
                              outstanding shares of class B
                              common stock falls below 8%
                              of the aggregate number of
                              shares of common stock then
                              outstanding;

                           o  upon transfer to the
                              underwriters in the initial
                              public offering;

                           Class B-1 and
                           Class B-2                          Class A                            Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------


                           o  upon purchase by a designated
                              purchaser (other than New
                              Journal) in a tender offer or
                              exchange offer that is
                              subject to Section 13(e) or
                              Section 14(d) of the
                              Securities Exchange Act of
                              1934, as amended, which
                              tender offer or exchange
                              offer is approved by the
                              board of directors of New
                              Journal; and

                           o  On the 120th day following
                              the death of a holder if the
                              holder's beneficiary or
                              estate has not offered them
                              for sale through the offer
                              procedures.

                           Following conversion into
                           class A shares, there is no
                           ability to convert back into
                           class B shares.

Anti-Takeover Effects of Various Provisions of Wisconsin Law and Our Articles of Incorporation and Bylaws

         Provisions of Wisconsin law have certain anti-takeover effects. Our articles of incorporation and bylaws also contain provisions that may have similar effects.

         Wisconsin Anti-Takeover Statute

         Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law, or the WBCL, restrict a broad range of business combinations between a Wisconsin corporation and an "interested stockholder" for a period of three years unless specified conditions are met. The WBCL defines a "business combination" as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An "interested stockholder" is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation's board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

     . the board of directors approved the acquisition of the stock prior to the acquisition date;

     . the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

     . the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

     . the business combination is of a type specifically excluded from the coverage of the statute.

         Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders, and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders. These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory "fair price." Section 180.1130 of the WBCL generally defines a "significant shareholder" as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

         Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration. This voting restriction does not apply to shares acquired directly from the corporation.

         Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation's stock. Shareholder approval is required for the acquisition of more than 5% of the corporation's stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

         In addition to the anti-takeover provisions described above, various provisions of New Journal's articles of incorporation and bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

         Staggered Board of Directors

         Our articles of incorporation and bylaws provide that the board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The articles provide that any vacancies on the board of directors can be filled only by the affirmative vote of a majority of the directors in office. Any director so elected will serve until the next election of the class for which he or she is chosen and until his or her successor is duly elected and qualified.

         No Cumulative Voting

         The WBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our articles of incorporation do not provide for cumulative voting.

         Meeting Procedures; Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling a Special Meeting

         Our bylaws also provide the board with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the President or the board (acting by resolution) can adjourn a shareholder meeting at any time before business is transacted at the meeting.

         Our bylaws also provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder's notice must have been received not less than ninety days prior to the date of the preceding year's annual meeting. The bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

         Our bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, the receipt by us of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered, a review of the validity of such demands by an independent inspector and the fixing of the record and meeting dates by the board. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by us in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation.

         Director Removal

         Our articles of incorporation provide that any director may be removed from office, but only for cause by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote in the election of directors. However, if at least two-thirds of the directors plus one director vote to remove a director, that director can be removed without cause by the affirmative vote of a majority of the outstanding shares entitled to vote.

         Authorized But Unissued Shares

         Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We could use these additional shares for a variety of corporate purposes, including future public offerings (following the initial public offering) to raise additional capital, corporate acquisitions and issuances under employee benefit plans. Additionally, we could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. The board will make any determination to issue such shares based on its judgment as to the best interests of our company and our shareholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

         Supermajority Provisions

         Our articles of incorporation contain provisions that require the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote in order to amend certain anti-takeover provisions of the articles of incorporation or bylaws and to undertake (a) a sale or other business combination of New Journal, (b) a sale of the Milwaukee Journal Sentinel or (c) a relocation of the corporate headquarters outside of the Milwaukee area. These provisions could have the effect of discouraging takeover attempts that some, or a majority, of New Journal's shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

         Amendments to Articles of Incorporation

         The WBCL allows us to amend our articles of incorporation at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The board can propose one or more amendments to for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in our articles of incorporation relating to (a) the structure of the board, (b) certain amendments to the bylaws and (c) supermajority voting on certain transactions may only be amended by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote.

         Preemptive Rights

         No holder of our common stock has any preemptive or subscription rights to acquire shares of our common stock.

                           DESCRIPTION OF INDEBTEDNESS

         Old Journal has a $120 million bank revolving credit agreement, expiring April 30, 2004, to support its cash requirements. Borrowings under this credit agreement are at the base rate (derived from prime or Federal Fund rates) or at the LIBOR based rate. As of March 23, 2003, Old Journal had borrowings of $75.9 million under the credit agreement, including $4.9 million bearing interest at the base rate of 4.25% and $71.0 million bearing interest at the LIBOR based rate of 2.21%.

         Prior to the closing of this offering, we intend to establish a new debt facility, and may borrow funds under that debt facility to fund our purchases of class B common stock in the tender offer.

                         SHARES ELIGIBLE FOR FUTURE SALE

Class A Common Stock

         Before this offering, there has been no public trading market for our class A common stock, and we cannot predict the effect, if any, that market sales of shares of our class A common stock or the availability of shares of our class A common stock for sale will have on the market price of our class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of class A shares in the public market could adversely affect the market price of our class A common stock and could impair our future ability to raise capital through the sale of our equity securities.

         Upon the completion of this offering, we will have             shares
of our class A common stock outstanding,               shares of our class B
common stock outstanding and                   shares of our class C common
stock outstanding. All of the class A shares sold in this offering will be freely tradable, except that any shares purchased by our affiliates may only be sold in compliance with the applicable limitations of Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     .   1% of the number of shares of class A common stock then outstanding; or

     . the average weekly trading volume of our class A common stock as reported on the New York Stock Exchange during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

         Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

         Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The Securities Act defines affiliates to be persons that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, us. These persons typically include our executive officers and directors.

Class B Common Stock

         Because the shares of class B common stock are being issued pursuant to a registration statement on Form S-4, they will be freely tradable following the expiration of the 360 day or 540 day restriction period, as applicable, except for any such shares acquired or held by an affiliate of ours (other than the Grant family shareholders), which shares, pursuant to Rule 145, will remain subject to the resale limitations of Rule 144 and except for any such shares acquired or held by the Grant family shareholders, which shares will remain subject to the additional transfer limitations set forth in the shareholders agreement, described under "Certain Relationships and Related Transactions." Rule 145 provides that an affiliate who receives shares in a transaction such as the share exchange with respect to which there has been a vote of shareholders will be subject to the resale limitations of Rule 144.

         The              class B shares that will be outstanding after this
offering (without giving effect to the tender offer) are generally subject to restrictions on conversion for certain initial time periods. With limited exceptions, class B-1 shares cannot be converted until 360 days after the pricing of this offering, and class B-2 shares cannot be converted until 540 days after the pricing of this offering. Following expiration of the applicable restriction period, class B shares will be convertible into class A shares at any time, subject to purchase option procedures contained in our articles of incorporation.

         With certain limited exceptions, in order to convert class B shares into class A shares following the expiration of the conversion restriction periods, or to transfer class B shares, class B shareholders must first give notice to our transfer agent. Upon giving notice, the following persons will have options to purchase the shares subject to that notice, in the following order: (i) our employee benefit plans; (iii) employee eligibles; (iii) Matex Inc. (one of the Grant family shareholders); and (iv) us. Persons wishing to buy class B shares must have listed themselves as active buyers for up to a set number of shares on a register to be maintained by the transfer agent. Purchase options must be exercised within three business days of delivery of notice by a shareholder. If a purchase option is exercised, then the class B shares will be sold to the eligible purchaser and remain class B shares. If no purchase option is exercised, then the shareholder can (i) retain the class B shares, or (ii) convert the class B shares into class A shares, which would be freely transferable (subject to applicable law).

         We can redeem approximately 17% of the Grant family shareholders' class B shares during the period beginning 540 days after and ending 720 days after the date of this prospectus. In addition, we may redeem, at specified dates, shares of class B common stock held by the Grant family shareholders if the Grant family shareholders hold more than 17% of the shares of class B common stock then outstanding. For a description of these redemption provisions, see "Certain Relationships and Related Transactions." If we elect to redeem any such shares, we will deliver a notice of redemption to the Grant family shareholders. The Grant family shareholders may, at any time prior to the redemption date specified in the notice of redemption, convert their shares of class B common stock into class A common stock without complying with the offer procedures described in the preceding paragraph. If the Grant family shareholders do not elect to convert the shares of class B common stock subject to the redemption notice, we have the option to redeem them. If these shares are so redeemed, they cannot be converted into class A common stock and resold.

Class C Common Stock

         The         shares of class C common stock outstanding upon the
completion of this offering are held by the Grant family shareholders and are not freely tradable. Pursuant to our articles of incorporation, each share is convertible at any time, subject to certain exceptions, into 0.248243 shares of class A common stock and 1.115727 shares of class B common stock, or 1.363970 shares of class A common stock. These shares would then be subject to the resale limitations of Rule 144. In addition, all of these shares are subject to redemption provisions, as described under "Certain Relationships and Related Transactions," and "Description of Capital Stock." If these shares are so redeemed, they cannot be converted into class A common stock or class B common stock and resold.

Equity Incentive Plan and Employee Stock Purchase Plan

         Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of class B common stock reserved for issuance under our 2003 equity incentive plan and our 2003 employee stock purchase plan. Shares registered under that registration statement will (in the case of the 2003 equity incentive plan, upon the optionee's exercise and depending on vesting provisions and Rule 144 volume limitations applicable to our affiliates) be available for resale in the public market.

Registration Rights

         For a description of the rights the Grant family shareholders have to require us to register the shares of common stock they own, see "Certain Relationships and Related Transactions."

                U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

         The following is a summary of the material U.S. federal income tax considerations for Non-U.S. Holders of our class A common stock and is based upon current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the "code"), and Treasury regulations, and existing rulings of the Internal Revenue Service and judicial decisions, all of which are subject to change. Any such change could apply retroactively and could adversely affect the consequences described below.

         As used in this summary, a "U.S. Person" is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in section 7701(a)(30) of the code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. As used in this summary, a "Non-U.S. Holder" is any person who owns shares of New Journal common stock and who is not a U.S. Person.

         This summary does not discuss all U.S. federal income tax considerations that may be relevant to Non-U.S. Holders in light of their particular circumstances. This summary does not address certain special rules that apply to Non-U.S. Holders that are "controlled foreign corporations", "foreign personal holding companies", or "passive foreign investment companies" or corporations that accumulate earnings to avoid U.S. federal income tax. Furthermore, this summary does not address any aspects of state, local, or foreign taxation. This summary is limited to Non-U.S. Holders that hold shares of New Journal common stock as "capital assets" within the meaning of Section 1221 of the code. In the case of any Non-U.S. Holder who is an individual, the following discussion assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for U.S. federal income tax purposes.

         If a partnership holds our class A common stock, then the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our class A common stock, then you should consult your tax advisor.

         THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

         Dividends on Shares. A dividend received by a Non-U.S. Holder (including a payment received in a redemption that does not qualify as an "exchange" under Section 302(b) of the code) on shares of New Journal common stock will be subject to withholding of U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), unless prior to the dividend payment the Non-U.S. Holder delivers to New Journal a properly executed IRS Form W-8ECI certifying that the Non-U.S. Holder's dividend income is effectively connected with a United States trade or business conducted by the Non-U.S. Holder. This withholding applies even if the Non-U.S. Holder has furnished the certification required to avoid backup withholding (see "-Backup Withholding and Information Reporting" below) with respect to the dividend. In the event that a properly executed IRS Form W-8ECI is furnished, the Non-U.S. Holder's dividend income will be exempt from withholding. However, any dividend that is effectively connected with a United States trade or business conducted by the Non-U.S. Holder will be subject to U.S. federal income tax at normal graduated rates (and if the Non-U.S. Holder is a corporation, the dividend may also be subject to an additional branch profits tax). In order to claim treaty benefits (such as a reduction in the rate of U.S. withholding tax), the Non-U.S. Holder must deliver to New Journal a properly executed IRS Form W-8BEN or Form W-8IMY prior to the dividend payment. If the Non-U.S. Holder is an entity that is classified for U.S. federal income tax purposes as a partnership, then unless this partnership has entered into a withholding agreement with the IRS, the partnership will be required, in addition to providing an IRS Form W-8IMY, to attach an appropriate certification by each partner, and to attach a statement allocating the dividend income among the various partners.

         If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

         Sale of Shares. Any gain or loss recognized by a Non-U.S. Holder upon a sale of shares (not including a redemption that does not qualify as an "exchange" under Section 302(b) of the code) will be a capital gain or loss. Any such capital gain will not be subject to U.S. federal income tax, unless: (i) the gain is effectively connected with a United States trade or business conducted by the Non-U.S. Holder; (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (iii) New Journal is, or has been during certain periods preceding the disposition, a "United States real property holding corporation" and certain other conditions are met. If you are described in clause (i), then you will be subject to tax on the gain derived from the sale under regular graduated United States federal income tax rates. If you are described in clause (ii), then you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though you are not considered a resident of the United States). If you are a Non-U.S. Holder that is a foreign corporation and fall under clause
(i), then you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. We do not believe that New Journal is a "United States real property holding corporation", and we do not expect New Journal to ever become one.

         Backup Withholding and Information Reporting. New Journal must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to a Non-U.S. Holder and the tax withheld, regardless of whether any U.S. tax was withheld on such dividends. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence. A Non-U.S. Holder will not be subject to backup withholding on dividends on New Journal shares if the owner of the shares certifies under penalties of perjury that it is not a U.S. Person (such certification may be made on an IRS Form W-8BEN), or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a U.S. office of a U.S. or foreign broker, the payment of the sale proceeds by the broker will be subject to information reporting and backup withholding, unless the owner of the shares provides the certification described above (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a foreign office of a broker, backup withholding is not required. Information reporting is required if (i) the broker does not have documentary evidence that the holder is not a U.S. Person, and (ii) the broker is a U.S. Person or has certain other connections to the United States.

         Amounts withheld from a Non-U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the Non-U.S. Holder, and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

         U.S. Estate Tax. Any shares of New Journal common stock that are held by an individual who is not a citizen of the United States and who is not domiciled in the United States at the time of his or her death generally will be treated as United States situs assets for U.S. federal estate tax purposes and will be subject to U.S. federal estate tax, except as may otherwise be provided by an applicable estate tax treaty between the United States and the decedent's country of

                                  UNDERWRITERS

         Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Robert W. Baird & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of class A shares indicated below:

         Name                                                                  Number of Shares
         ----                                                                  ----------------

         Morgan Stanley & Co. Incorporated..............................
                                                                          -------------------------
         Robert W. Baird & Co. Incorporated.............................
                                                                          -------------------------

                  Total.................................................
                                                                          =========================

         The underwriters are offering the shares of class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

         The underwriters initially propose to offer part of the shares of our class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to securities dealers at a price that represents a concession not in excess of $ a share under the public offering price. After the initial offering of the shares of our class A common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

         We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of class A common stock listed next to the names of all underwriters in the preceding table.

         If the underwriters' option is exercised in full, the total price to the public would be $ million, the total underwriters' discounts and commissions would be $ million and the total proceeds to us would be $ million.

         The following table shows the per share and total underwriting discounts and commissions to be paid by us assuming no exercise and full exercise of the over-allotment option.

                                                              Per Share                             Total
------------------------------------------------    -------------------------------     ------------------------------
Underwriting discounts and commissions to be             No              Full                 No             Full
paid by                                               Exercise          Exercise           Exercuse        Exercise
------------------------------------------------    -------------     -------------     -------------    -------------
Us..........................................        $                 $                 $                $

         Our estimated offering expenses, in addition to the underwriting
discounts and commissions, are approximately $     million, which includes
legal, accounting and printing costs and various other fees associated with registration and listing of the class A common stock.

         The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of class A common stock offered by them.

         We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

     . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our class A common stock or any security convertible into or exercisable or exchangeable for our class A common stock; or

     . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the class A common stock,

whether any such transaction described above is to be settled by delivery of class A common stock or such other securities, in cash or otherwise.

         The restrictions described in the previous paragraph do not apply to the sale of the shares of our class A common stock described in this prospectus to the underwriters.

         In addition, all shares of class B common stock are subject to restrictions on transfer for a period varying from 180 days to 540 days following the date of this prospectus. During the relevant restricted period, class B common stock may not be sold or transferred to anyone other than a permitted transferee and cannot be converted into class A common stock. The class B shareholders also are prohibited from buying a put option, selling a call option or entering into any other insurance or hedging transaction relating to their class B common stock during the relevant restricted period. See "The Share Exchange and the Tender Offer." In addition, all shares of class C common stock are subject to restrictions on transfer described under "Certain Relationships and Related Transactions."

         We intend to apply to list our class A common stock on the New York Stock Exchange under the symbol "JRN." In order to satisfy one of the requirements for listing our class A common stock on the New York Stock Exchange, the underwriters have undertaken to sell round lots of 100 or more shares to a minimum of 2,000 beneficial holders.

         In order to facilitate the offering of our class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our class A common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are convinced that there may be downward pressure on the price of our class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our class A common stock, the underwriters may bid for, and purchase, shares of our class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our class A common stock in this offering, if the syndicate repurchases previously distributed shares of our class A common stock to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our class A commons tock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

         A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead manager to underwriters that may make Internet distributions on the same basis as other allocations.

         We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

         Robert W. Baird & Co. Incorporated, one of the underwriters in this offering, has been retained by us to provide financial advisory services and will be entitled, upon completion of this offering, to a customary fee as well as reimbursement of expenses. In addition, from time to time, some of the underwriters may continue to provide investment banking and other services to us for which they may receive customary fees.

Pricing of the Offering

         Prior to this offering, there has been no public market for the class A common stock. The initial public offering price has been determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and future prospects of our industries in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

                                  LEGAL MATTERS

         The validity of the shares of our class A common stock offered by this prospectus will be passed upon for us by Foley & Lardner, Milwaukee, Wisconsin. Certain legal matters relating to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                     EXPERTS

         The consolidated financial statements of Journal Communications, Inc. at December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The balance sheet of The Journal Company at May 12, 2003 appearing in this prospectus has been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         Journal Communications, Inc. and JESTA file, and after the offering we will file, annual, quarterly and special reports, proxy statements and other information with the SEC. SEC filings of Journal Communications, Inc. and JESTA are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may read and copy any filed document at the SEC's public reference room in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

         Additionally, we have filed a registration statement on Form S-1 with the SEC. This prospectus is part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. We have also filed a registration statement on Form S-4 to register with the SEC the shares of our class B common stock to be delivered in connection with the share exchange, as well as our class A common stock that is issuable upon conversion of the class B common stock and class C common stock.

                                             INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




Journal Communications, Inc. Audited Consolidated Financial Statements
                                                                                                                               Page
                                                                                                                              Number
                                                                                                                              ------
Report of Independent Auditors.............................................................................................    F-2

Consolidated Balance Sheets at December 31, 2001 and 2002..................................................................    F-3

Consolidated Statements of Earnings for each of the three years in the period ended December 31, 2002......................    F-4

Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 2002..........    F-5

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2002....................    F-6

Notes to Consolidated Financial Statements December 31, 2002...............................................................    F-7


Journal Communications, Inc. Unaudited Consolidated Condensed Financial Statements

Consolidated Condensed Balance Sheets as of December 31, 2002 and March 23, 2003 (unaudited)...............................    F-25

Unaudited Consolidated Condensed Statements of Earnings for the first quarters ended March 24, 2002 and March
23, 2003...................................................................................................................    F-26

Unaudited Consolidated Condensed Statements of Cash Flows for the first quarters ended March 24, 2002 and
March 23, 2003.............................................................................................................    F-27

Notes to Unaudited Consolidated Condensed Financial Statements March 23, 2003..............................................    F-28


The Journal Company Audited Financial Statement

Report of Independent Auditors.............................................................................................    F-32

Balance Sheet at May 12, 2003..............................................................................................    F-33

Note to Balance Sheet......................................................................................................    F-34

Report of Independent Auditors

The Board of Directors and Shareholders
Journal Communications, Inc.

We have audited the accompanying consolidated balance sheets of Journal Communications, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Journal Communications, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.



Milwaukee, Wisconsin                                       /s/ ERNST & YOUNG LLP
January 28, 2003

                                  JOURNAL COMMUNICATIONS, INC.
                                   CONSOLIDATED BALANCE SHEETS
                      December 31 (in thousands, except per share amounts)


                                                                            2001         2002
                                                                          ---------    ---------
ASSETS
------

Current assets:
   Cash and cash equivalents ..........................................   $   8,911    $   8,455
   Receivables, net ...................................................      92,167       89,920
   Inventories, net ...................................................      19,696       16,200
   Prepaid expenses ...................................................       9,455       11,786
   Deferred income taxes ..............................................       5,696        8,164
   Current assets of discontinued operations ..........................       4,727           --
                                                                          ---------    ---------
   TOTAL CURRENT ASSETS ...............................................     140,652      134,525

Property and equipment:
   Land and land improvements .........................................      23,604       26,542
   Buildings ..........................................................      79,357      124,808
   Equipment ..........................................................     451,003      488,331
   Construction in progress ...........................................      85,494       30,057
                                                                          ---------    ---------
                                                                            639,458      669,738
   Less accumulated depreciation ......................................     319,022      345,333
                                                                          ---------    ---------
   Net property and equipment .........................................     320,436      324,405

Goodwill, net .........................................................     112,289      111,998
Broadcast licenses, net ...............................................     128,842      125,492
Other intangible assets, net ..........................................      20,215       12,115
Prepaid pension costs .................................................          --       30,337
Other assets ..........................................................       6,311        5,880
Non-current assets of discontinued operations .........................       2,033           --
                                                                          ---------    ---------
   TOTAL ASSETS .......................................................   $ 730,778    $ 744,752
                                                                          =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
   Notes payable to banks .............................................   $   4,420    $  90,775
   Accounts payable ...................................................      43,148       37,757
   Accrued compensation ...............................................      23,794       29,712
   Deferred revenue ...................................................      19,609       20,741
   Accrued employee benefits ..........................................      23,882        9,576
   Other current liabilities ..........................................      21,952        9,525
   Current liabilities of discontinued operations .....................       3,502           --
   Current portion of long-term liabilities ...........................       1,909        1,645
                                                                          ---------    ---------
   TOTAL CURRENT LIABILITIES ..........................................     142,216      199,731

Accrued employee benefits .............................................      19,508       16,945
Other long-term liabilities ...........................................      10,666        9,238
Deferred income taxes .................................................      25,508       42,294

Shareholders' equity:
   Common stock, authorized and issued 28,800 shares ($0.125 par value)       3,600        3,600
   Retained earnings ..................................................     556,139      581,361
   Units of beneficial interest in treasury, at cost ..................     (23,046)    (108,417)
   Accumulated other comprehensive income (loss) ......................      (3,813)          --
                                                                          ---------    ---------
   TOTAL SHAREHOLDER'S EQUITY .........................................     532,880      476,544
                                                                          ---------    ---------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........................   $ 730,778    $ 744,752
                                                                          =========    =========

See accompanying notes.

                                  JOURNAL COMMUNICATIONS, INC.
                               CONSOLIDATED STATEMENTS OF EARNINGS
                Years ended December 31 (in thousands, except per share amounts)


                                                                2000         2001         2002
                                                              ---------    ---------    ---------
Continuing operations:
Operating revenue:
   Publishing .............................................   $ 345,321    $ 320,615    $ 311,138
   Broadcasting ...........................................     149,886      134,801      152,749
   Telecommunications .....................................     126,586      151,992      148,674
   Printing services ......................................     107,334      114,612       97,841
   Other ..................................................      90,105       86,767       90,974
                                                              ---------    ---------    ---------
Total operating revenue ...................................     819,232      808,787      801,376

Operating costs and expenses:
   Publishing .............................................     164,128      155,173      148,204
   Broadcasting ...........................................      54,672       54,804       59,674
   Telecommunications .....................................      63,505       78,554       81,658
   Printing services ......................................      90,096      101,884       82,597
   Other ..................................................      74,899       73,266       75,420
                                                              ---------    ---------    ---------
   Total operating costs and expenses .....................     447,300      463,681      447,553

   Selling and administrative expenses ....................     262,741      261,002      239,750
                                                              ---------    ---------    ---------
Total operating costs and expenses and selling and
   administrative expenses ................................     710,041      724,683      687,303
                                                              ---------    ---------    ---------

Operating earnings ........................................     109,191       84,104      114,073

Other income and expense:
   Interest income and dividends ..........................       1,314        1,618          984
   Interest expense, net ..................................        (430)        (383)        (645)
                                                              ---------    ---------    ---------
Total other income and expense ............................         884        1,235          339
                                                              ---------    ---------    ---------
Earnings from continuing operations before income taxes and
   accounting change ......................................     110,075       85,339      114,412

Provision for income taxes ................................      44,162       35,860       49,418
                                                              ---------    ---------    ---------
Earnings from continuing operations before accounting
   change .................................................      65,913       49,479       64,994

Gain (loss) from discontinued operations, net of applicable
   income tax benefit of $611, $477 and $6,624
   respectively ...........................................         471       (1,722)        (565)

Cumulative effect of accounting change, net of applicable
   income taxes of $1,161 .................................          --           --       (6,509)
                                                              ---------    ---------    ---------

Net earnings ..............................................   $  66,384    $  47,757    $  57,920
                                                              =========    =========    =========

Weighted average number of shares outstanding .............      27,101       28,084       26,430

Basic and diluted earnings per share:
   Continuing operations before accounting change .........   $    2.43    $    1.76    $    2.46
   Discontinued operations ................................        0.02        (0.06)       (0.02)
   Cumulative effect of accounting change .................          --           --        (0.25)
                                                              ---------    ---------    ---------
Net earnings per share ....................................   $    2.45    $    1.70    $    2.19
                                                              =========    =========    =========

Cash dividends per share ..................................   $    1.35    $    1.35    $    1.20
                                                              =========    =========    =========

See accompanying notes.

                                           JOURNAL COMMUNICATIONS, INC.
                                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         Years ended December 31 (in thousands, except per share amounts)


                                                                             Accumulated
                                                                Units of       Other                      Compre-
                                                               Beneficial    Comprehen-                   hensive
                                      Common      Retained     Interest in   sive Income                  Income
                                       Stock      Earnings      Treasury       (Loss)       Total         (Loss)
                                    ----------   ----------    ----------    ----------   ----------    ----------

Balance at December 31, 1999        $    3,600   $  504,683    $  (42,018)   $     (568)  $  465,697

Net earnings                                         66,384                                   66,384    $   66,384
Other comprehensive loss:
  Foreign currency translation
    adjustments                                                                    (239)        (239)         (239)
                                                                                                        ----------

Comprehensive income                                                                                    $   66,145
                                                                                                        ==========

Cash dividends ($1.35 per share)                    (36,765)                                 (36,765)

Units of beneficial interest
  purchased                                                       (77,145)                   (77,145)
Units of beneficial interest sold                     8,498        82,089                     90,587

                                    ----------   ----------    ----------    ----------   ----------
Balance at December 31, 2000             3,600      542,800       (37,074)         (807)     508,519

Net earnings                                         47,757                                   47,757    $   47,757
Other comprehensive loss:
  Minimum pension liability
    adjustment (net of tax of
    $1,906)                                                                      (2,856)      (2,856)       (2,856)
  Foreign currency translation
    adjustments                                                                    (150)        (150)         (150)
                                                                                                        ----------
Other comprehensive loss                                                                                    (3,006)
                                                                                                        ----------

Comprehensive income                                                                                    $   44,751
                                                                                                        ==========

Cash dividends ($1.35 per share)                    (37,866)                                 (37,866)
Units of beneficial interest
  purchased                                                       (84,351)                   (84,351)
Units of beneficial interest sold                     3,448        98,379                    101,827
                                    ----------   ----------    ----------    ----------   ----------

Balance at December 31, 2001             3,600      556,139       (23,046)       (3,813)     532,880

Net earnings                                         57,920                                   57,920    $   57,920
Other comprehensive income:
  Reversal of prior year minimum
    pension liability adjustment
    (net of tax of $1,906)                                                        2,856        2,856         2,856
  Realization of foreign currency
    translation adjustments                                                         957          957           957
                                                                                                        ----------
Other comprehensive income                                                                                   3,813
                                                                                                        ----------

Comprehensive income                                                                                    $   61,733
                                                                                                        ==========

Cash dividends ($1.20 per share)                    (31,597)                                 (31,597)
Units of beneficial interest
  purchased                                                      (125,347)                  (125,347)
Units of beneficial interest sold                    (1,101)       39,976                     38,875
                                    ----------   ----------    ----------    ----------   ----------

Balance at December 31, 2002        $    3,600   $  581,361    $ (108,417)   $       --   $  476,544
                                    ==========   ==========    ==========    ==========   ==========

See accompanying notes.

                                 JOURNAL COMMUNICATIONS, INC.
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Years ended December 31 (in thousands)

                                                             2000         2001         2002
                                                           ---------    ---------    ---------
Cash flow from operating activities:
   Net earnings ........................................   $  66,384    $  47,757    $  57,920
   Less gain (loss) from discontinued operations .......         471       (1,722)        (565)
   Less cumulative effect of accounting change .........          --           --       (6,509)
                                                           ---------    ---------    ---------
   Earnings from continuing operations before accounting
      change ...........................................      65,913       49,479       64,994
   Adjustments for non-cash items:
      Depreciation .....................................      38,710       40,882       44,726
      Amortization .....................................      11,408       10,814        1,909
      Provision for doubtful accounts ..................       2,821        3,816        3,480
      Deferred income taxes ............................       2,562        4,533       12,413
      Net loss from disposal of assets .................       1,516        1,486          404
      Impairment of long-lived assets ..................          --        1,003        3,762
      Net changes in operating assets and liabilities,
        excluding effect of sales and acquisitions:
          Receivables ..................................      (6,369)       3,233       (1,172)
          Inventories ..................................        (916)      (1,107)       3,687
          Accounts payable .............................       5,646      (10,470)      (4,013)
          Other assets and liabilities .................      11,832       14,742      (44,130)
                                                           ---------    ---------    ---------
             NET CASH PROVIDED BY OPERATING
             ACTIVITIES ................................     133,123      118,411       86,060
                                                           ---------    ---------    ---------

Cash flow from investing activities:
   Capital expenditures for property and equipment .....     (96,758)     (90,172)     (53,169)
   Proceeds from sales of assets .......................       3,174        5,245        1,548
   Acquisition of businesses ...........................      (8,018)     (22,148)         (49)
   Redemption of investment of preferred stock .........       7,106           --           --
   Other, net ..........................................         466       (1,069)         261
                                                           ---------    ---------    ---------
             NET CASH USED FOR INVESTING ACTIVITIES ....     (94,030)    (108,144)     (51,409)
                                                           ---------    ---------    ---------

Cash flow from financing activities:
   Net increase (decrease) in notes payable to bank ....     (12,115)       4,420       86,355
   Purchases of units of beneficial interest ...........     (77,145)     (84,351)    (125,347)
   Sales of units of beneficial interest ...............      90,587      101,827       38,875
   Cash dividends ......................................     (36,765)     (37,866)     (31,597)
   Deferred revenue ....................................       2,403        4,052           --
                                                           ---------    ---------    ---------
             NET CASH USED FOR FINANCING ACTIVITIES ....     (33,035)     (11,918)     (31,714)
                                                           ---------    ---------    ---------

NET CASH PROVIDED BY (USED FOR) DISCONTINUED
OPERATIONS .............................................      (3,671)         513       (3,393)
                                                           ---------    ---------    ---------

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS ............................................       2,387       (1,138)        (456)

Cash and cash equivalents
   Beginning of year ...................................       7,662       10,049        8,911
                                                           ---------    ---------    ---------

   End of year .........................................   $  10,049    $   8,911    $   8,455
                                                           =========    =========    =========

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes .............................   $  40,859    $  25,788    $  34,404
                                                           =========    =========    =========

Cash paid for interest .................................   $   1,261    $     554    $   2,036
                                                           =========    =========    =========

See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


1        SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation - The consolidated financial statements include the accounts of Journal Communications, Inc. and our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Foreign currency translation - Our foreign subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at year-end exchange rates while revenue and expense items are translated at the weighted average exchange rates for the year. The resulting translation adjustments are reflected in accumulated other comprehensive income (loss). As of December 31, 2002, all foreign operations have been liquidated and all translation adjustments have been realized.

Revenue recognition - Publishing revenue is generated primarily from the sale of newspaper advertising space and newspaper subscriptions. Broadcasting revenue is generated primarily from the sale of television and radio advertising time. Advertising revenue is recognized in the publishing and broadcasting industries when the advertisement is published or aired. Circulation revenue is recognized ratably over the newspaper subscription period. Telecommunication revenue is generated from toll (voice), data transmission and satellite (video) services. Toll and video service revenue is recognized at the time the service is performed and data transmission revenue is recorded on a straight-line basis over the term of the contract. Printing services revenue is recorded at the time of shipment when title passes to the customer. Other revenue is generated primarily from label printing and direct marketing services. Revenue is recognized at the time of shipment when title passes to the customer and at the time the service is performed, respectively.

Amounts we receive from customers in advance of revenue recognition are deferred as liabilities. Deferred revenue to be earned more than one year from the balance sheet date is included in other long-term liabilities in the consolidated balance sheets.

Shipping and handling costs - Shipping and handling costs, including postage, billed to customers are included in operating revenue and the related costs are included in operating costs and expenses.

Advertising expense - We expense our advertising costs as incurred. Advertising expense for the years ended December 31, 2000, 2001 and 2002 was $10,105, $8,488 and $9,292, respectively.

Interest expense - Interest expense attributable to self-constructed assets has been capitalized as a component of the cost of the asset. The self-constructed assets include Journal Sentinel's production facility during 2000, 2001 and 2002 and Norlight's network expansion in 2000 and 2001. Capitalized interest is as follows:

                                               2000         2001         2002
                                             --------     --------     --------

Total interest incurred .................    $  1,321     $    481     $  1,805
Less amount capitalized .................        (891)         (98)      (1,160)
                                             --------     --------     --------
Interest expense ........................    $    430     $    383     $    645
                                             ========     ========     ========

Earnings per share - Basic and diluted earnings per share are the same because there are no dilutive securities. The term "share" is representative of both shares and units of beneficial interest outstanding. The denominator for our earnings per share calculation equals shares outstanding less shares represented by units of beneficial interest in held in treasury.

Fair values - The carrying amount of cash and cash equivalents, receivables, accounts payable and long-term liabilities approximates fair value as of December 31, 2001 and 2002.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


Cash equivalents - Cash equivalents are highly liquid investments with maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates market value.

Receivables, net - We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. For all other customers, we recognize allowances for bad debts based on historical experience of bad debts as a percent of accounts receivable for each business unit. We write off uncollectible accounts against the allowance for doubtful accounts after collection efforts have been exhausted. The allowance for doubtful accounts at December 31, 2001 and 2002 was $5,477 and $6,453, respectively.

Inventories - Inventories are stated at the lower of cost (first in, first out method) or market. Inventories at December 31 consisted of the following:

                                                       2001              2002
                                                     --------          --------

Paper and supplies .........................         $  9,797          $  7,725
Work in process ............................            2,416             3,456
Finished goods .............................            8,647             5,918
Less obsolescence reserve ..................           (1,164)             (899)
                                                     --------          --------
Inventories, net ...........................         $ 19,696          $ 16,200
                                                     ========          ========

Property and equipment - Property and equipment are recorded at cost. Depreciation of property and equipment is provided, principally using the straight-line method, over the estimated useful lives, which are as follows:

                                                                  Years
                                                                  -----

         Land improvements .................................      10-20
         Buildings .........................................         30
         Newspaper printing presses ........................      20-25
         Broadcasting equipment ............................       5-20
         Telecommunications and network equipment ..........       5-25
         Other printing presses ............................       7-10
         Other .............................................       3-10

Intangible assets - Upon adoption of Statement No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but instead are reviewed at least annually for impairment. We continue to amortize definite-lived intangible assets on a straight-line basis for periods up to 40 years.

Impairment of long-lived assets - Property and equipment and other definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an asset is considered impaired, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment. In 2002, we recorded a $2,502 loss on impairment of certain equipment at our printing services segment and a $1,260 loss on impairment of a customer list at our direct marketing services business. Fair value was determined by independent professional appraisers. These losses are recorded as an operating expense in the accompanying consolidated statements of earnings.

Concentration of credit risk - Generally, credit is extended based upon an evaluation of the customer's financial position, and advance payment is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified to conform to the 2002 presentation.

Recently adopted accounting standards - Effective January 1, 2002, we adopted Statement No. 141, "Business Combinations," and Statement No. 142. Statement No. 141 addresses financial accounting and reporting for business combinations completed after June 30, 2001. As required by Statement No. 142, we performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7,670 ($6,509 after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in the consolidated statements of earnings.

Effective January 1, 2002, we adopted Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, as well as broadening the accounting and reporting of discontinued operations. Accordingly, the closures of Fox Cities Newspapers and IPC Communication Services, S.A., as discussed in Note 10, have been treated as discontinued operations.

New accounting standard - In June 2002, Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan. The provisions for Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, Statement No. 146 may affect when future costs associated with exit or disposal activities are recognized.

2        NOTES PAYABLE TO BANKS

On May 31, 2002, we entered into a $120,000 bank revolving credit agreement, expiring May 30, 2003, to support our cash requirements. Borrowings under this credit agreement are at the Base Rate (derived from prime or Federal Fund rates) or at the LIBOR based rate. As of December 31, 2002, we had borrowings of $90,775 under the credit agreement, including $2,775 bearing interest at the Base Rate of 4.25% and $88,000 bearing interest at the LIBOR based rate of 2.40%. We are required to pay a commitment fee of 0.20% of the credit agreement. Upon signing the credit agreement, we paid fees of $255, which we are amortizing over the life of the credit agreement.

3        EMPLOYEE BENEFIT PLANS

We have a defined benefit pension plan covering the majority of our employees. The benefits are based on years of service and the average compensation for the employee's last five years of employment. Plan assets consist primarily of listed stocks and government and other bonds. In addition, we provide health benefits to certain retirees and their eligible spouses. We have elected to amortize the related unfunded postretirement health care obligation of $25,324 at January 1, 1993, over a period of 20 years.

We also sponsor an unfunded non-qualified pension plan for employees whose benefits under the pension plan and the Investment Savings Plan may be restricted due to limitations imposed by the Internal Revenue Service. The disclosure for this plan for all years presented is combined with the pension plan. The accrued net benefit cost related to this plan was $4,403 and $4,701 at December 31, 2001 and 2002, respectively.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


                                                                                  Other
                                                 Pension Benefits        Postretirement Benefits
                                              -----------------------    -----------------------
Years ended December 31                         2001          2002         2001          2002
                                              ---------     ---------    ---------     ---------
Change in benefit obligations
-----------------------------
Benefit obligation at beginning of year ...   $ 111,549     $ 111,394    $  28,937     $  37,265
Service cost ..............................       3,361         3,675          549           379
Plan amendments ...........................          31            --           --        (6,082)
Interest cost .............................       7,552         7,808        2,069         2,261
Actuarial (gain) loss .....................      (4,039)        7,403        8,682         1,591
Special termination benefits ..............          --            --           --            48
Benefits paid .............................      (7,060)       (7,186)      (2,972)       (3,099)
                                              ---------     ---------    ---------     ---------
Benefit obligation at end of year .........   $ 111,394     $ 123,094    $  37,265     $  32,363
                                              =========     =========    =========     =========

Change in plan assets
---------------------
Fair value of plan assets at beginning of
   year ...................................   $  79,861     $  72,756    $      --     $      --
Actual loss on plan assets ................      (3,897)       (8,605)          --            --
Company contributions .....................       3,852        44,494        2,972         3,099
Benefits paid .............................      (7,060)       (7,186)      (2,972)       (3,099)
                                              ---------     ---------    ---------     ---------
Fair value of plan assets at end of year ..   $  72,756     $ 101,459    $      --     $      --
                                              =========     =========    =========     =========


                                                                                  Other
                                                 Pension Benefits        Postretirement Benefits
                                              -----------------------    -----------------------
Years ended December 31                         2001          2002         2001          2002
                                              ---------     ---------    ---------     ---------
Funded status of the plan
-------------------------
Underfunded status of the plan.............   $ (38,638)    $ (21,635)   $ (37,265)    $ (32,363)
Unrecognized net actuarial loss............      21,740        46,016        9,856        11,018
Unrecognized prior service cost............       1,303         1,046           --            --
Unrecognized transition obligation.........         313           209       12,211         5,487
                                              ---------     ---------    ---------     ---------
Prepaid (accrued) net benefit cost.........   $ (15,282)    $  25,636    $ (15,198)    $ (15,858)
                                              =========     =========    =========     =========

                                                                                  Other
                                                 Pension Benefits        Postretirement Benefits
                                              -----------------------    -----------------------
Years ended December 31                         2001          2002         2001          2002
                                              ---------     ---------    ---------     ---------
Prepaid (accrued) net benefit cost
----------------------------------
Prepaid benefit cost........................  $      --     $  30,337    $      --     $      --
Accrued benefit cost........................    (21,612)       (4,701)     (15,198)      (15,858)
Intangible asset............................      1,568            --           --            --
Deferred tax asset..........................      1,906            --           --            --
Accumulated comprehensive loss..............      2,856            --           --            --
                                              ---------     ---------    ---------     ---------
Prepaid (accrued) net benefit cost..........  $ (15,282)    $  25,636    $ (15,198)    $ (15,858)
                                              =========     =========    =========     =========

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


                                                                 Pension Benefits
                                                        ----------------------------------
Years ended December 31                                   2000         2001        2002
                                                        ---------    ---------   ---------
Components of net periodic benefit cost
---------------------------------------
Service cost ........................................   $   3,751    $   3,361   $   3,675
Interest cost .......................................       7,759        7,552       7,809
Expected return on plan assets ......................      (7,721)      (8,189)     (8,262)
Amortization of:
   Unrecognized prior service cost ..................         254          254         257
   Unrecognized net transition obligation (asset) ...        (127)         104          (7)
   Unrecognized net (gain) loss .....................          --          (30)        104
                                                        ---------    ---------   ---------
Net periodic benefit cost ...........................   $   3,916    $   3,052   $   3,576
                                                        =========    =========   =========

                                                           Other Postretirement Benefits
                                                        -----------------------------------
Years ended December 31                                   2000         2001         2002
                                                        ---------    ---------    ---------
Components of net periodic benefit cost
---------------------------------------
Service cost ........................................   $     523    $     549   $     379
Interest cost .......................................       1,822        2,069       2,261
Special termination benefits ........................          --           --          48
Amortization of:
   Unrecognized net transition obligation ...........       1,110        1,110         642
   Unrecognized net (gain) loss .....................         (17)          --         429
                                                        ---------    ---------   ---------
Net periodic benefit cost ...........................   $   3,438    $   3,728   $   3,759
                                                        =========    =========   =========

The costs for our pension benefits and other postretirement benefits are actuarially determined. Key assumptions utilized at December 31 for pension benefits and September 30 for other postretirement benefits include the following:

                                                                               Other
                                              Pension Benefits        Postretirement Benefits
                                           ----------------------     -----------------------
                                             2001          2002          2001          2002
                                           --------      --------      --------      --------

Discount rate ........................       7.25%         6.75%         7.25%         6.75%
Expected return on plan assets .......       9.50          8.50            --            --
Rate of compensation increase ........       4.50          4.50            --            --

The assumed health care cost trend rate used in measuring the postretirement benefit obligation for retirees for 2003 is 9.0%, grading down to 5.0% in the year 2007 and thereafter. The assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. A 1 % point change in the assumed health care cost trend rate would have the following effects:

                                                              1% Point Increase    1% Point Decrease
                                                              -----------------    -----------------

Effect on total of service and interest cost components in
   2002....................................................         $104                  $ 92
Effect on postretirement benefit obligation as of
   December 31, 2002.......................................         $783                  $713

The Investment Savings Plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 50% of their eligible wages, up to the IRS limit, on a pre-tax basis. In addition, employees can contribute up to 50% of their eligible wages after taxes. The maximum combined total contributed may not exceed 50%. Each employee who elects to participate is eligible to receive company

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


matching contributions. We may contribute $0.50 for each dollar contributed by the participant, up to 5% of eligible wages as defined by the plan. The matching contributions, recorded as an operating expense, were $2,799, $2,672 and $2,594 in 2000, 2001 and 2002, respectively. We made additional contributions into the Investment Savings Plan on behalf of certain employees not covered by the defined benefit pension plan of $759, $860 and $875 in 2000, 2001 and 2002, respectively.

4        INCOME TAXES

The components of the provision for income taxes consist of the following:

Years ended December 31                      2000          2001          2002
                                           ---------     ---------     ---------

Current:
   Federal ...........................     $  36,016     $  25,214     $  31,440
   State .............................         5,584         6,113         5,565
                                           ---------     ---------     ---------
                                              41,600        31,327        37,005
Deferred .............................         2,562         4,533        12,413
                                           ---------     ---------     ---------
Total ................................     $  44,162     $  35,860     $  49,418
                                           =========     =========     =========

The significant differences between the statutory federal tax rates and the effective tax rates are as follows:

Years ended December 31                                       2000        2001        2002
                                                            --------    --------    --------

Statutory federal income tax rate .......................     35.0%       35.0%       35.0%
State income taxes, net of federal tax benefit ..........      4.2         5.6         4.6
Non-deductible litigation expenses ......................       --          --         1.8
Other ...................................................      0.9         1.4         1.8
                                                            --------    --------    --------
Actual provision ........................................     40.1%       42.0%       43.2%
                                                            ========    ========    ========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities include:

December 31                                                            2001         2002
                                                                     ---------    ---------
Current assets
--------------
Receivables ......................................................   $   1,415    $   2,422
Inventories ......................................................         425          424
Other assets .....................................................         306          539
Accrued compensation .............................................       3,559        3,536
Accrued employee benefits ........................................       1,117        1,243
                                                                     ---------    ---------
Total current deferred tax assets ................................       6,822        8,164
                                                                     ---------    ---------

Current liabilities
-------------------
Accrued state taxes ..............................................      (1,126)          --
                                                                     ---------    ---------
   Total current deferred tax liabilities ........................      (1,126)          --
                                                                     ---------    ---------

Total net current deferred tax asset .............................   $   5,696    $   8,164
                                                                     =========    =========

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


December 31                                                            2001         2002
                                                                     ---------    ---------
Non-current assets
------------------
Accrued employee benefits ........................................   $   7,945    $   5,527
Litigation reserve ...............................................       3,643           --
State net operating loss carryforwards ...........................       4,262        4,708
Other assets .....................................................         575        1,266
                                                                     ---------    ---------
   Total non-current deferred tax assets .........................      16,425       11,501
                                                                     ---------    ---------

Non-current liabilities
-----------------------
Property and equipment ...........................................     (14,326)     (16,758)
Intangible assets ................................................     (24,922)     (26,643)
Accrued employee benefits ........................................          --       (4,458)
Other liabilities ................................................          --       (2,327)
                                                                     ---------    ---------
   Total non-current deferred tax liabilities ....................     (39,248)     (50,186)
                                                                     ---------    ---------

Total net non-current deferred tax liabilities ...................   $ (22,823)   $ (38,685)
                                                                     =========    =========

Valuation allowances on state net operating loss carryforwards ...   $  (2,685)   $  (3,609)
                                                                     ---------    ---------

Net deferred tax liability .......................................   $ (19,812)   $ (34,130)
                                                                     =========    =========

At December 31, 2002, we had state net operating loss carryforwards of $47,727 that begin to expire in 2004 and state income tax credit carryforwards of $1,398 that begin to expire in 2004. To the extent we believe there is significant uncertainty regarding realization of such carryforwards, valuation allowances have been provided.

5        OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

December 31                                                                       2001        2002
                                                                                ---------   ---------
Other obligations, average interest rate of 4.5% in 2002 and 8.0% in 2001 ...   $   4,539   $   3,335
Television program contracts, due in the subsequent years ...................         250         337
                                                                                ---------   ---------
                                                                                    4,789       3,672
Less current portion ........................................................       1,909       1,645
                                                                                ---------   ---------
                                                                                    2,880       2,027
Deferred revenue ............................................................       7,786       7,211
                                                                                ---------   ---------
Total other long-term liabilities ...........................................   $  10,666   $   9,238
                                                                                =========   =========

We lease office space, certain broadcasting facilities, distribution centers, printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes. As of December 31, 2002, our future minimum rental payments due under noncancellable operating lease agreements consist of the following:

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


         2003........................................         $  15,714
         2004........................................            12,729
         2005........................................            10,303
         2006........................................             5,533
         2007........................................             4,696
         Thereafter..................................            20,096
                                                              ---------
                                                              $  69,071
                                                              =========

Rent expense charged to operations for 2000, 2001 and 2002 was $26,630, $30,057 and $27,827, respectively. Rental income from subleases included in operations for 2000, 2001 and 2002 was $4,147, $4,379 and $4,565, respectively. Aggregate future minimum rentals to be received under noncancellable subleases equal $12,821 as of December 31, 2002.

A purchase commitment for newsprint for our publishing businesses, which runs through 2006, from a newsprint supplier as of December 31, 2002, was $104,693. The commitment is based on market prices for quantities we determine will meet our newsprint requirements over the term of the contract. In the unlikely event that newsprint is no longer required in our business, our commitment would expire without obligation. Purchase commitments related to capital expenditures for our daily newspaper's new production facility were approximately $9,397 as of December 31, 2002. We expect to spend up to $112,415 on this project scheduled to be completed in early 2003. As of December 31, 2002, we have spent $102,665 on this project. In addition, we have the right to broadcast certain television programs during the years 2003-2008 under contracts aggregating $8,299. We have $1,221 of standby letters of credit for business insurance purposes.

6        SHAREHOLDERS' EQUITY

Units of beneficial interest

Employee-owners of Journal Communications, Inc. do not own shares of stock directly. Instead, they own "units of beneficial interest" (units), representing beneficial interests in the Journal Employees' Stock Trust (the Stock Trust) established under the Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended (JESTA). The Stock Trust, in turn, owns the shares of stock. Each unit is represented by one share of stock held by the Stock Trust. In the years covered, we have purchased units under the terms of JESTA and resold them to active employees. Employees owning units are referred to as unitholders. On October 25, 2002, the

Board of Directors determined to indefinitely suspend the purchase and sale of units while we explore potential sources for additional permanent capital. Unit activity is as follows:

Years ended December 31                             2000       2001       2002
                                                  -------    -------    -------

Beginning balance in treasury .................     1,529      1,140        613
Purchases .....................................     2,458      2,333      3,329
Sales .........................................    (2,847)    (2,860)    (1,058)
                                                  -------    -------    -------
   Ending balance in treasury .................     1,140        613      2,884
                                                  =======    =======    =======

As of December 31, 2002, our treasury, our employees and former employees owned units representing beneficial ownership of 90% of our stock. As of the end of 2002, we believe that employees and former employees had outstanding balances under demand notes secured by pledges of units to various financial institutions totaling approximately $433,097.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) consists of the following as of December 31:

                                                            2000         2001         2002
                                                          ---------    ---------    ---------
Cumulative foreign currency translation adjustments ...   $    (807)   $    (957)   $      --
Minimum pension liability, net of tax .................          --       (2,856)          --
                                                          ---------    ---------    ---------
Accumulated other comprehensive income (loss) .........   $    (807)   $  (3,813)   $      --
                                                          =========    =========    =========

7        GOODWILL AND OTHER INTANGIBLE ASSETS

The following table reconciles the reported earnings from continuing operations before accounting change, net earnings, earnings per share from continuing operations before accounting change and earnings per share to that which would have resulted for the years ended December 31, 2000 and 2001, if Statement No. 142 had been effective:

                                                             2000        2001        2002
                                                           ---------   ---------   ---------
Reported earnings from continuing operations before
  accounting change ....................................   $  65,913   $  49,479   $  64,994
    Goodwill amortization, net of tax ..................       2,365       2,340          --
    Broadcast licenses amortization, net of tax ........       3,082       3,113          --
    Network affiliation agreements amortization, net
      of tax ...........................................          76          76          --
                                                           ---------   ---------   ---------
Adjusted earnings from continuing operations before
  accounting change ....................................   $  71,436   $  55,008   $  64,994
                                                           =========   =========   =========

Reported net earnings ..................................   $  66,384   $  47,757   $  57,920
    Goodwill amortization, net of tax ..................       2,365       2,340          --
    Broadcast licenses amortization, net of tax ........       3,082       3,113          --
    Network affiliation agreements amortization, net
      of tax ...........................................          76          76          --
                                                           ---------   ---------   ---------
Adjusted net earnings ..................................   $  71,907   $  53,286   $  57,920
                                                           =========   =========   =========

Basic and diluted earnings per share:
    Reported earnings from continuing operations
      before accounting change .........................   $    2.43   $    1.76   $    2.46
    Goodwill amortization, net of tax ..................        0.09        0.09          --
    Broadcast licenses amortization, net of tax ........        0.11        0.11          --
    Network affiliation agreements amortization, net
      of tax ...........................................          --          --          --
                                                           ---------   ---------   ---------
Adjusted earnings from continuing operations before
  accounting change ....................................   $    2.63   $    1.96   $    2.46
                                                           =========   =========   =========

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


                                                             2000        2001        2002
                                                           ---------   ---------   ---------
Basic and diluted earnings per share:
    Reported net earnings ..............................   $    2.45   $    1.70   $    2.19
    Goodwill amortization, net of tax ..................        0.09        0.09          --
    Broadcast licenses amortization, net of tax ........        0.11        0.11          --
    Network affiliation agreements amortization, net
      of tax ...........................................          --          --          --
                                                           ---------   ---------   ---------
Adjusted net earnings ..................................   $    2.65   $    1.90   $    2.19
                                                           =========   =========   =========

Amortization expense was $1,909 for the year ended December 31, 2002. Estimated amortization expense for each of the next five years is as follows:

                   Year                                         Amount
         ------------------------                              --------

         2003...............................................   $  1,636
         2004...............................................      1,028
         2005...............................................        455
         2006...............................................        445
         2007...............................................        410

Definite-lived Intangibles
--------------------------

Our definite-lived intangible assets consist primarily of customer lists and non-compete agreements. We amortize the customer lists over the period of time we expect the assets to contribute to our cash flows and we amortize the non-compete agreements over the terms of the contracts. As a result of impairment tests, we wrote off $1,260 ($773 after tax) for a customer list at our direct marketing services business, which is reported as a component of the selling and administrative expenses on the consolidated statements of earnings.

The gross carrying amount, accumulated amortization and net carrying amount of the major classes of definite-lived intangible assets as of December 31, 2001 and 2002 is as follows:

                                                  Gross                        Net
                                                Carrying     Accumulated    Carrying
December 31, 2001                                Amount     Amortization     Amount
                                               -----------   -----------   -----------
Definite-lived intangible assets:
Customer lists .............................   $    23,057   $   (17,935)  $     5,122
Non-compete agreements .....................        24,712       (21,818)        2,894
Other ......................................         4,193        (3,629)          564
                                               -----------   -----------   -----------
Total ......................................   $    51,962   $   (43,382)  $     8,580
                                               ===========   ===========   ===========

                                                  Gross                        Net
                                                Carrying     Accumulated    Carrying
December 31, 2002                                Amount     Amortization     Amount
                                               -----------   -----------   -----------

Definite-lived intangible assets:
Customer lists .............................   $    17,771   $   (14,830)  $     2,941
Non-compete agreements .....................        24,813       (23,169)        1,644
Other ......................................         3,080        (3,045)           35
                                               -----------   -----------   -----------
Total ......................................   $    45,664   $   (41,044)  $     4,620
                                               ===========   ===========   ===========

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


The decrease in the net carrying amount of definite-lived intangible assets from December 31, 2001 is due to amortization expense of $1,909, the write off a customer list in the amount of $1,260, and reclassification to goodwill of $891 of intangible assets that did not meet the new criteria for recognition separate from goodwill offset by the renewal of a non-compete agreement for $100.

Indefinite-lived Intangibles
----------------------------
Broadcast licenses and network affiliation agreements are deemed to have indefinite useful lives because we have renewed these agreements without issue in the past and we intend to renew them indefinitely in the future. Consequently, we expect the cash flows from both our broadcast licenses and our network affiliation agreements to continue indefinitely. We performed transitional impairment tests on our broadcast licenses and network affiliation agreements at the level of separate identifiable assets and recorded a transitional broadcast license impairment charge of $722 ($458 after tax) at our broadcasting business, which is reported as a component of the cumulative effect of accounting change in the consolidated statements of earnings. No impairment resulted from our 2002 annual impairment test.

The net carrying amount of the major classes of indefinite-lived intangible assets as of December 31, 2001 and 2002 is as follows:

December 31                                                  2001        2002
                                                           ---------   ---------

Indefinite lived intangible assets:
Broadcast licenses .....................................   $ 128,842   $ 125,492
Network affiliation agreements .........................      10,067       7,495
Other ..................................................       1,568          --
                                                           ---------   ---------
Total ..................................................   $ 140,477   $ 132,987
                                                           =========   =========

The decrease in the net carrying amount of indefinite-lived intangible assets from December 31, 2001 is primarily attributed to the adjustment made to the preliminary purchase price of the Idaho television stations acquired on December 31, 2001.

Goodwill
--------
We performed transitional impairment tests on the goodwill of six of our reporting units with goodwill. As a result, we recorded a transitional goodwill impairment charge of $6,948 ($6,051 after tax) at our direct marketing services business, which is reported as a component of the cumulative effect of accounting change in the consolidated statement of earnings. For goodwill amortization that was nondeductible for income tax purposes, the transitional goodwill impairment charge is also nondeductible. No impairment resulted from our 2002 annual impairment test.

The changes in the net carrying amount of goodwill for the year ended December 31, 2001 are as follows:

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


                                                                 Reclassifi-                   Goodwill
                      Goodwill at    Goodwill      Goodwill      cation of                        at
                      January 1,    related to    related to     intangible     Impairment     December
  Reporting Unit         2001      acquisitions  divestitures      assets         losses       31, 2001
-------------------   -----------   -----------   -----------    -----------    -----------   -----------
Daily newspaper       $     2,090   $        --   $        --    $        (6)   $        --   $     2,084
Community
  newspapers &
  shoppers                 24,411            --            --           (698)            --        23,713
Broadcasting               76,352         1,601            --         (2,145)           776        76,584
Telecommuni-
  cations                     202            --            --            (14)            --           188
Label printing              2,736            --          (296)           (78)            --         2,362
Direct marketing
  services                  7,581            --            --           (223)            --         7,358
                      -----------   -----------   -----------    -----------    -----------   -----------

Total                 $   113,372   $     1,601   $      (296)   $    (3,164)   $       776   $   112,289
                      ===========   ===========   ===========    ===========    ===========   ===========

The changes in the net carrying amount of goodwill for the year ended December 31, 2002 are as follows:

                                                                 Reclassifi-                   Goodwill
                      Goodwill at    Goodwill      Goodwill      cation of                        at
                      January 1,    related to    related to     intangible     Impairment     December
  Reporting Unit         2002      acquisitions  divestitures      assets         losses       31, 2002
-------------------   -----------   -----------   -----------    -----------    -----------   -----------
Daily newspaper       $     2,084   $        --   $        --    $        --    $        --   $     2,084
Community
  newspapers &
  shoppers                 23,713            --           398            724             --        24,835
Broadcasting               76,584         5,368            --            167             --        82,119
Telecommuni-
  cations                     188            --            --             --             --           188
Label printing              2,362            --            --             --             --         2,362
Direct marketing
  services                  7,358            --            --             --         (6,948)          410
                      -----------   -----------   -----------    -----------    -----------   -----------

Total                 $   112,289   $     5,368   $       398    $       891    $    (6,948)  $   111,998
                      ===========   ===========   ===========    ===========    ===========   ===========

According to Statement No. 142, when a portion of a reporting unit that constitutes a business is disposed of, goodwill associated with that business is included in the carrying amount of the business based on the relative fair values of the business disposed of and the portion of the reporting unit that is retained. As discussed in Note 10 below, we announced the closure of Fox Cities Newspapers, a part of our community newspapers and shoppers reporting unit, in January 2002. The book value of its goodwill equaled $398 as of December 31, 2001 and was classified as part of non-current assets of discontinued operations. Based upon the valuations of Fox Cities Newspapers and our community newspapers and shoppers, the relative value of Fox Cities Newspapers' goodwill now equals zero. Therefore, upon adoption of Statement No. 142, Fox Cities Newspapers' goodwill that was classified in non-current assets of discontinued operations in the December 31, 2001 consolidated balance sheet has been reclassified to our community newspapers and shoppers reporting unit goodwill in the December 31, 2002 consolidated balance sheet.

Other
-----
We perform impairment tests each year on goodwill and indefinite-lived intangible assets, or more frequently in certain circumstances. We cannot be certain that future impairment tests will not result in a charge to earnings. With the assistance of independent, professional appraisers, we performed the 2002 annual impairment tests as of the beginning of the fourth quarter and, as noted above, there was no resulting impairment.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


Statement No. 142 does not change the requirements for recognition of deferred taxes related to differences in the financial reporting and tax basis of broadcast licenses and tax-deductible goodwill. We will recognize a deferred tax liability for the difference between financial reporting and tax amortization on our broadcast licenses and tax-deductible goodwill because we are no longer amortizing these intangible assets for financial reporting purposes. As the majority of our deferred tax liability recorded on the balance sheet relates to the difference between financial reporting and tax basis on broadcast licenses, the deferred tax liability will not reverse over time unless future impairment charges are recognized on the broadcast licenses or they are sold.

8        LITIGATION

We are subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. We believe that such unresolved legal actions and claims will not materially adversely affect our consolidated results of operations, financial condition or cash flows.

Newspaper Merger Class Action Suit. On May 4, 1999, five former employees filed a lawsuit in connection with the 1995 merger of the Milwaukee Journal and Milwaukee Sentinel. This lawsuit was granted class action status to include other unitholders who separated from us as part of the merger. The plaintiffs alleged that an internal memorandum created a contract permitting members of the plaintiff class to offer to sell units at any time over a period of up to 10 years, depending on their retirement status or years of unit ownership. On May 7, 2002, the parties reached an out-of-court settlement. On July 1, 2002, the judge approved the settlement. We agreed to pay the plaintiffs $8.9 million in cash in settlement of all claims. We also agreed to allow certain members of the plaintiff class to retain certain rights, for a period of time, as to units of beneficial interest in JESTA. Plaintiffs and their counsel value these rights at approximately $0.6 million. We reduced our litigation reserve by $4.1 million that reduced selling and administrative expenses in the second quarter of 2002 to reflect the settlement amount, net of insurance proceeds.

Conley Publishing Group, Ltd. et al. v. Journal Communications, Inc. In August 2000, the publisher of the Waukesha Freeman, West Bend Daily News and several other publications in southeastern Wisconsin filed an amended antitrust complaint in state court against us. The plaintiff alleged we attempted to monopolize by the use of predatory pricing on subscriptions, secret rebates to advertisers, exclusionary discounts in advertising and contracts in restraint of trade. The plaintiff alleged damages of $5.4 million, and asked that damages be trebled. On October 2, 2001, the Waukesha County Circuit Court granted summary judgment to us and dismissed all of the plaintiff's claims. The court held that there was no issue of material fact regarding predatory pricing, that the plaintiff cannot show that our conduct caused the financial losses of the Waukesha Freeman, and that plaintiff cannot adequately disaggregate or show which of its losses, if any, were caused by us. The plaintiff appealed on the issue of predatory pricing, and the Wisconsin Court of Appeals certified the case for direct appeal to the Wisconsin Supreme Court. The Wisconsin Supreme Court heard the case on February 11, 2003. A decision is expected in 2003.

9        ACQUISITION AND SALE

On December 31, 2001, we acquired the business and certain assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho. The cash purchase price for the stations was approximately $22,114. The preliminary purchase price, the adjustments, and the final purchase price allocation are as follows:

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


                                        Preliminary
                                      Purchase Price    Purchase Price      Final Purchase
                                        Allocation        Adjustments      Price Allocation
                                      ---------------   ---------------    ---------------
Property and equipment ............   $         4,485   $            35    $         4,520
Goodwill ..........................             1,601             5,368              6,969
Broadcast licenses ................            10,000            (2,628)             7,372
Network affiliation agreement .....             5,979            (2,571)             3,408
Accrued liabilities ...............                --              (155)              (155)
                                      ---------------   ---------------    ---------------
Total purchase price ..............   $        22,065   $            49    $        22,114
                                      ===============   ===============    ===============

Goodwill, broadcast licenses and the network affiliation agreement are not subject to amortization under the provisions of Statement No. 142. These intangible assets are, however, deductible for income tax purposes.

The above-mentioned completed acquisition was accounted for using the purchase method. Accordingly, the operating results and cash flows of the acquired business are included in our consolidated financial statements from the respective date of acquisition. Had the transaction occurred on January 1 of the year acquired, the effect of the acquisition on consolidated results of operations, for each respective year, would not have been material.

On March 2, 2001, we completed the sale of certain assets of the Milwaukee operation of our label printing business. The cash sale price was approximately $4.4 million.

10       DISCONTINUED OPERATIONS

In January 2002, we announced the closure of Fox Cities Newspapers, which consisted of six weekly newspapers from the publishing segment located in Appleton, Wisconsin.

On April 29, 2002, we decided to liquidate IPC Communications Services, S.A., a business in our printing services segment located in Roncq, France.

The following table summarizes the results of operations of Fox Cities Newspapers and IPC Communication Services, S.A., which are included in the gain
(loss) from discontinued operations in the consolidated condensed statements of earnings:

                                                          2000        2001        2002
                                                        --------    --------    --------
Revenue .............................................   $ 19,348    $ 15,172    $  3,253
Income (loss) before income tax expense (benefit) ...       (140)     (2,199)     (7,189)

At December 31, 2001, the assets and liabilities of Fox Cities Newspapers and IPC Communication Services, S.A. in the consolidated balance sheets consisted of the following

                                                                         2001
                                                                       --------

Cash .............................................................     $  1,176
Receivables ......................................................        2,103
Inventories ......................................................        1,111
Other current assets .............................................          337
                                                                       --------
Total current assets .............................................     $  4,727
                                                                       ========

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


                                                                         2001
                                                                       --------

Property and equipment ...........................................     $  1,365
Goodwill and intangible assets ...................................          543
Other non-current assets .........................................          125
                                                                       --------
Total non-current assets .........................................     $  2,033
                                                                       ========

Accounts payable .................................................     $ (2,273)
Other current liabilities ........................................       (1,229)
                                                                       --------
Total current liabilities ........................................     $ (3,502)
                                                                       ========

11       WORKFORCE REDUCTION AND BUSINESS TRANSITION CHARGES

During 2002, we recorded a pretax charge of $1,966 for workforce reductions. The charge consisted primarily of $1,905 in termination benefits for approximately 74 employees. In addition, we recorded $61 for shutdown costs of our printing services operations in Ireland.

During 2001, we recorded $6,055 for workforce reductions and business transition costs. The charge consisted primarily of $4,345 in termination benefits for approximately 300 employees. In addition, we recorded $1,710 for shutdown costs of our printing services operation in Ireland and in transitioning our printing services' eastern and western regions into one U. S. operational unit.

The remaining costs associated with these actions are expected to be paid in 2003. Activity associated with the workforce reduction and transition charges during the year ended December 31, 2002 was as follows:

                        Balance at                                     Balance at
                       December 31,                    Payments/      December 31,
                           2001        Additions       Reductions         2002
                       ------------   ------------    ------------    ------------
Severance ..........   $      2,531   $      1,905    $     (2,059)   $      2,377
Lease costs ........          1,022             --          (1,022)             --
Other ..............            126             61            (187)             --
                       ------------   ------------    ------------    ------------
                       $      3,679   $      1,966    $     (3,268)   $      2,377
                       ============   ============    ============    ============

Related expenses and accruals were recorded in selling and administrative expenses and other current liabilities in the consolidated statements of earnings and consolidated balance sheets, respectively.

12       SEGMENT ANALYSIS

We conduct our operations through four reportable segments: publishing, broadcasting, telecommunications and printing services. In addition, our label printing business, our direct marketing services business and certain administrative activities are aggregated and reported as "other." All operations primarily conduct their business in the United States. We publish the Milwaukee Journal Sentinel and more than 90 weekly shopper and community newspapers in eight states. We also own and operate 36 radio stations and six television stations in 11 states. Our telecommunications business serves the wholesale carrier market and provides integrated data communications solutions for small and mid-size businesses. Our printing services business serves the publishing, software, entertainment and government markets by providing printing, assembly and complete fulfillment.

In the fourth quarter of 2002, we evaluated our segment disclosures and determined it appropriate under Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information," to aggregate certain previously reported operating segments and identify the new segments by type of business rather than

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


by names of the individual operating entities. The following table provides the aggregated former operating segments shown parenthetically next to the new reportable segments:

         Publishing (Journal Sentinel and Add Inc.)
         Broadcasting (Journal Broadcast Group)
         Telecommunications (Norlight Telecommunications)
         Printing services (IPC Communication Services)
         Other (NorthStar Print Group, PrimeNet Marketing Services and Corporate and eliminations)

The accounting basis for transactions between reportable segments is the same as that described in the "Significant Accounting Policies" outlined in Note 1.

During 2002, we changed our method of evaluating segment performance by excluding segment interest income and interest expense from the segment's profit performance. The following tables summarize operating revenue, operating earnings (loss), depreciation and amortization and capital expenditures from continuing operations for the years ended December 31 and identifiable total assets of continuing operations at December 31:

                                             2000          2001          2002
                                          ----------    ----------    ----------

Operating revenue
-----------------
Publishing ............................   $  345,321    $  320,615    $  311,138
Broadcasting ..........................      149,886       134,801       152,749
Telecommunications ....................      126,586       151,992       148,674
Printing services .....................      107,334       114,612        97,841
Other .................................       90,105        86,767        90,974
                                          ----------    ----------    ----------
                                          $  819,232    $  808,787    $  801,376
                                          ==========    ==========    ==========

Operating earnings (loss)
-------------------------
Publishing ............................   $   39,265    $   24,898    $   30,315
Broadcasting ..........................       30,435        15,453        33,384
Telecommunications ....................       40,114        48,007        40,956
Printing services .....................        3,336          (756)        2,131
Other .................................       (3,959)       (3,498)        7,287
                                          ----------    ----------    ----------
                                          $  109,191    $   84,104    $  114,073
                                          ==========    ==========    ==========

Depreciation and amortization
-----------------------------
Publishing ............................   $   14,277    $   13,893    $   14,157
Broadcasting ..........................       13,584        13,287         7,310
Telecommunications ....................       11,376        14,735        17,192
Printing services .....................        6,628         6,168         5,218
Other .................................        4,253         3,613         2,758
                                          ----------    ----------    ----------
                                          $   50,118    $   51,696    $   46,635
                                          ==========    ==========    ==========

Capital expenditures
--------------------
Publishing ............................   $   50,530    $   49,701    $   30,291
Broadcasting ..........................        7,674        10,260         8,788
Telecommunications ....................       28,779        27,509        10,132
Printing services .....................        7,946         1,654         2,555
Other .................................        1,829         1,048         1,403
                                          ----------    ----------    ----------
                                          $   96,758    $   90,172    $   53,169
                                          ==========    ==========    ==========

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


                                             2000          2001          2002
                                          ----------    ----------    ----------

Identifiable total assets
-------------------------
Publishing ............................   $  180,517    $  208,141    $  224,290
Broadcasting ..........................      279,055       296,723       298,426
Telecommunications ....................      109,807       121,111       114,545
Printing services .....................       57,611        50,494        31,005
Other .................................       60,045        54,309        76,486
                                          ----------    ----------    ----------
                                          $  687,035    $  730,778    $  744,752
                                          ==========    ==========    ==========

13       QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                            2001 Quarters
                                        ----------------------------------------------------
                                         First      Second     Third      Fourth      Total
                                        --------   --------   --------   --------   --------
Operating revenue ...................   $182,250   $190,791   $246,980   $188,766   $808,787
Gross profit ........................     76,856     85,194    102,989     80,067    345,106
Earnings from continuing
    operations before accounting
    change ..........................      9,180     13,194     15,484     11,621     49,479
Net earnings ........................      8,854     12,571     15,431     10,901     47,757

Basic and diluted earnings per
share:
   Earnings from continuing
     operations before accounting
     change .........................       0.34       0.47       0.54       0.41       1.76
   Net earnings .....................       0.32       0.45       0.54       0.39       1.70


                                                            2002 Quarters
                                        ----------------------------------------------------
                                         First      Second     Third      Fourth      Total
                                        --------   --------   --------   --------   --------
Operating revenue ...................   $180,206   $185,880   $245,317   $189,973   $801,376
Gross profit ........................     76,328     84,530    108,814     84,151    353,823
Earnings from continuing
    operations before accounting
    change ..........................     12,352     18,492     19,588     14,562     64,994
Net earnings ........................      7,338     16,658     19,589     14,335     57,920

Basic and diluted earnings per
share:
   Earnings from continuing
     operations before accounting
     change .........................       0.46       0.69       0.74       0.57       2.46
   Net earnings .....................       0.27       0.63       0.74       0.55       2.19

The reported amounts for the first quarter of 2002 differ from the amounts previously reported in our Quarterly Report on Form 10-Q. They include the reclassification of the results of discontinued operations and the reclassification of the impairment of $1,260 for a customer list at our direct marketing services business from cumulative effect of accounting change to operating costs and expenses.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


The results for the first quarter of 2002 include $7,670 pre-tax transitional impairment charges for the write-off of goodwill at our direct marketing services business and the write down of certain broadcast licenses at our broadcasting business.

The results for the fourth quarter of 2002 include an $2,502 pre-tax impairment charge for certain equipment at our printing services business.

The results for the fourth quarter of 2001 include an $1,003 pre-tax impairment charge for certain property at our broadcast business and certain equipment at our printing services business.

The results for 2001 include approximately $1,990 pre-tax amortization expense per quarter for goodwill and indefinite-lived intangible assets that are no longer amortized under Statement No. 142.

We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter).

                          JOURNAL COMMUNICATIONS, INC.
                      CONSOLIDATED CONDENSED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                                  December 31,      March 23,
                                                                                     2002             2003
                                                                                  ------------    ------------
ASSETS                                                                                             (unaudited)
------
Current assets:
    Cash and cash equivalents .................................................   $      8,455    $      6,599
    Receivables, less allowance for doubtful accounts of $6,453 and $6,522 ....         89,920          85,533
    Inventories, lower of cost (first-in-first-out) or market:
       Paper and supplies .....................................................          7,725           8,357
       Work in process ........................................................          3,456           1,773
       Finished goods .........................................................          5,019           6,418
                                                                                  ------------    ------------
                                                                                        16,200          16,548

    Prepaid expenses ..........................................................         11,786           8,594
    Deferred income taxes .....................................................          8,164           8,164
                                                                                  ------------    ------------
    TOTAL CURRENT ASSETS ......................................................        134,525         125,438

Property and equipment, at cost, less accumulated depreciation of
   $345,333 and $353,636 ......................................................        324,405         330,661

Goodwill ......................................................................        111,998         111,998
Broadcast licenses ............................................................        125,492         125,492
Other intangible assets, net ..................................................         12,115          11,719
Prepaid pension costs .........................................................         30,337          29,749
Other assets ..................................................................          5,880           5,781
                                                                                  ------------    ------------
    TOTAL ASSETS ..............................................................   $    744,752    $    740,838
                                                                                  ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
    Notes payable to banks ....................................................   $     90,775    $     75,870
    Accounts payable ..........................................................         37,757          50,759
    Accrued compensation ......................................................         29,712          20,812
    Deferred revenue ..........................................................         20,741          20,859
    Accrued employee benefits .................................................          9,576           7,452
    Other current liabilities .................................................          9,525          14,933
    Current portion of long-term liabilities ..................................          1,645           1,574
                                                                                  ------------    ------------
    TOTAL CURRENT LIABILITIES .................................................        199,731         192,259

Accrued employee benefits .....................................................         16,945          17,070
Other long-term liabilities ...................................................          9,238           9,142
Deferred income taxes .........................................................         42,294          42,294

Shareholders' equity:
    Common stock, authorized and issued 28,800 shares ($0.125 par value) ......          3,600           3,600
    Retained earnings .........................................................        581,361         584,888
    Units of beneficial interest in treasury, at cost .........................       (108,417)       (108,417)
    Accumulated other comprehensive income ....................................             --               2
                                                                                  ------------    ------------
    TOTAL SHAREHOLDERS' EQUITY ................................................        476,544         480,073
                                                                                  ------------    ------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ................................   $    744,752    $    740,838
                                                                                  ============    ============

Note: The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
             UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS
                    (in thousands, except per share amounts)

                                                                                             First Quarter Ended
                                                                                      --------------------------------
                                                                                      March 24, 2002    March 23, 2003
                                                                                      --------------    --------------
Continuing operations:
Operating revenue:
    Publishing ....................................................................   $       69,517    $       68,337
    Broadcasting ..................................................................           30,680            29,462
    Telecommunications ............................................................           34,905            33,750
    Printing services .............................................................           25,028            21,025
    Other .........................................................................           19,925            21,893
                                                                                      --------------    --------------
Total operating revenue ...........................................................          180,055           174,467

Operating costs and expenses:
    Publishing ....................................................................           33,880            34,728
    Broadcasting ..................................................................           13,083            13,840
    Telecommunications ............................................................           18,223            18,562
    Printing services .............................................................           21,496            17,034
    Other .........................................................................           17,149            18,395
                                                                                      --------------    --------------
    Total operating costs and expenses ............................................          103,831           102,559

    Selling and administrative expenses ...........................................           55,744            52,656
                                                                                      --------------    --------------
Total operating costs and expenses and selling and administrative
 expenses .........................................................................          159,575           155,215

Operating earnings ................................................................           20,480            19,252

Other income and expense:
    Interest income and dividends .................................................              631                77
    Interest expense, net .........................................................             (145)             (491)
                                                                                      --------------    --------------
Total other income and expense ....................................................              486              (414)

Earnings from continuing operations before income taxes and accounting
 change ...........................................................................           20,966            18,838

Provision for income taxes ........................................................            8,714             7,536
                                                                                      --------------    --------------

Earnings from continuing operations before accounting change ......................           12,252            11,302

Income from discontinued operations, net of applicable income tax benefit of
 $2,667............................................................................            1,595                --

Cumulative effect of accounting change, net of applicable income taxes of
 $1,161 ...........................................................................           (6,509)               --
                                                                                      --------------    --------------

Net earnings ......................................................................   $        7,338    $       11,302
                                                                                      ==============    ==============

Weighted average number of shares outstanding .....................................           26,775            25,916

Basic and diluted earnings per share:
    Continuing operations before accounting change ................................   $         0.46    $         0.44
    Discontinued operations .......................................................             0.06                --
    Cumulative effect of accounting change ........................................            (0.25)               --
                                                                                      --------------    --------------
Net earnings per share ............................................................   $         0.27    $         0.44
                                                                                      ==============    ==============
Cash dividends per share ..........................................................   $         0.30    $         0.30
                                                                                      ==============    ==============

See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                            First Quarter Ended
                                                                                     --------------------------------
                                                                                     March 24, 2002    March 23, 2003
                                                                                     --------------    --------------
Cash flow from operating activities:
    Net earnings .................................................................   $        7,338    $       11,302
    Less income from discontinued operations .....................................            1,595                --
    Less cumulative effect of accounting change ..................................           (6,509)               --
    Earnings from continuing operations before accounting change .................           12,252            11,302
    Adjustments for non-cash items:
       Depreciation ..............................................................            9,977            10,433
       Amortization ..............................................................              352               396
       Provision for doubtful accounts ...........................................              875               607
       Net (gain) loss from disposal of assets ...................................              (18)                3
       Impairment of long-lived assets ...........................................            1,260                --
       Net changes in operating assets and liabilities, excluding effects of sales and acquisitions:
          Receivables ............................................................            4,194             3,815
          Inventories ............................................................            2,764              (348)
          Accounts payable .......................................................           (7,283)           11,481
          Other assets and liabilities ...........................................              157              (110)
                                                                                     --------------    --------------
              NET CASH PROVIDED BY OPERATING ACTIVITIES ..........................           24,530            37,579

Cash flow from investing activities:
    Capital expenditures for property and equipment ..............................          (16,323)          (16,784)
    Proceeds from sales of assets ................................................               29                92
    Other, net ...................................................................               37               (63)
                                                                                     --------------    --------------
              NET CASH USED FOR INVESTING ACTIVITIES .............................          (16,257)          (16,755)

Cash flow from financing activities:
       Net increase (decrease) in notes payable to bank ..........................           64,975           (14,905)
       Purchases of units of beneficial interest .................................          (79,934)               --
       Sales of units of beneficial interest .....................................           13,972                --
       Cash dividends ............................................................           (7,942)           (7,775)
       Deferred revenue ..........................................................              (75)               --
                                                                                     --------------    --------------
              NET CASH USED FOR FINANCING ACTIVITIES .............................           (9,004)          (22,680)

NET CASH USED FOR DISCONTINUED OPERATIONS ........................................             (377)               --
                                                                                     --------------    --------------

NET DECREASE IN CASH AND CASH EQUIVALENTS ........................................           (1,108)           (1,856)

Cash and cash equivalents
       Beginning of year .........................................................            8,911             8,455
                                                                                     --------------    --------------

       At March 23, 2003 and March 24, 2002 ......................................   $        7,803    $        6,599
                                                                                     ==============    ==============

See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                         March 23, 2003 (in thousands)



1        BASIS OF PRESENTATION

The accompanying unaudited consolidated condensed financial statements have been prepared by Journal Communications, Inc. and its wholly owned subsidiaries in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission and reflect normal and recurring adjustments, which we believe to be necessary for a fair presentation. As permitted by these regulations, these statements do not include all of the information and footnotes required by generally accepted accounting principles in the United States for annual financial statements. However, we believe that the disclosures are adequate to make the information presented not misleading. The operating results for the first quarter ended March 23, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. You should read these unaudited consolidated condensed financial statements in conjunction with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2002.

We reclassified certain prior year amounts to conform to the 2003 presentation.

2        ACCOUNTING PERIODS

We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of publishing our interim financial statements at the end of the third accounting period (the first quarter), at the end of the sixth accounting period (the second quarter), and at the end of the tenth accounting period (the third quarter).

3        SEGMENT INFORMATION

                                                     First Quarter Ended
                                              --------------------------------
                                              March 24, 2002    March 23, 2003
                                              --------------    --------------
        Operating revenue
        -----------------
        Publishing ........................   $       69,517    $       68,337
        Broadcasting ......................           30,680            29,462
        Telecommunications ................           34,905            33,750
        Printing services .................           25,028            21,025
        Other .............................           19,925            21,893
                                              --------------    --------------
                                              $      180,055    $      174,467
                                              ==============    ==============

        Operating earnings (loss)
        -------------------------
        Publishing ........................   $        5,235    $        3,582
        Broadcasting ......................            4,703             3,406
        Telecommunications ................           10,316             9,212
        Printing services .................              750             1,122
        Other .............................             (524)            1,930
                                              --------------    --------------
                                              $       20,480    $       19,252
                                              ==============    ==============

                          JOURNAL COMMUNICATIONS, INC.
         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


                                              December 31, 2002  March 23, 2003
                                              -----------------  --------------
                                                 (Audited)
        Identifiable total assets
        -------------------------
        Publishing .........................   $      224,290    $      231,146
        Broadcasting .......................          298,426           294,238
        Telecommunications .................          114,545           111,002
        Printing services ..................           31,005            29,615
        Other ..............................           76,486            74,837
                                               --------------    --------------
                                               $      744,752    $      740,838
                                               ==============    ==============

4        COMPREHENSIVE INCOME

                                                              First Quarter Ended
                                                       -------------------------------
                                                       March 24, 2002   March 23, 2003
                                                       --------------   --------------
        Net earnings ...............................   $        7,338   $       11,302
        Foreign currency translation adjustments ...              173                2
                                                       --------------   --------------
        Comprehensive Income .......................   $        7,511   $       11,304
                                                       ==============   ==============

5        GOODWILL AND OTHER INTANGIBLE ASSETS

Definite-lived Intangibles
--------------------------

Our definite-lived intangible assets consist primarily of customer lists and non-compete agreements. We amortize the customer lists over the period of time we expect the assets to contribute to our cash flows and we amortize the non-compete agreements over the terms of the contracts.

The gross carrying amount, accumulated amortization and net carrying amount of the major classes of definite-lived intangible assets as of December 31, 2002 and March 23, 2003 is as follows:

        As of December 31, 2002            Gross Carrying  Accumulated     Net Carrying
                                               Amount      Amortization       Amount
                                            ------------   ------------    ------------
        Definite-lived intangible assets:
        Customer lists ..................   $     17,771   $    (14,830)   $      2,941
        Non-compete agreements ..........         24,813        (23,169)          1,644
        Other ...........................          3,080         (3,045)             35
                                            ------------   ------------    ------------
        Total ...........................   $     45,664   $    (41,044)   $      4,620
                                            ============   ============    ============


        As of March 23, 2003               Gross Carrying  Accumulated     Net Carrying
                                               Amount      Amortization       Amount
                                            ------------   ------------    ------------

        Definite-lived intangible assets:
        Customer lists ..................   $     17,771   $    (14,951)   $      2,820
        Non-compete agreements ..........         24,813        (23,437)          1,376
        Other ...........................          3,080         (3,052)             28
                                            ------------   ------------    ------------
        Total ...........................   $     45,664   $    (41,440)   $      4,224
                                            ============   ============    ============

                          JOURNAL COMMUNICATIONS, INC.
         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


Amortization expense was $396 for the first quarter ended March 23, 2003. Estimated amortization expense for each of the next five years ending December 31 is as follows:

                          Year                                         Amount
                                                                     ---------

                          2003..........................             $   1,636
                          2004..........................                 1,028
                          2005..........................                   455
                          2006..........................                   445
                          2007..........................                   410

Indefinite-lived Intangibles
----------------------------

Broadcast licenses and network affiliation agreements are deemed to have indefinite useful lives because we have renewed these agreements without issue in the past and we intend to renew them indefinitely in the future. Consequently, we expect the cash flows from both our broadcast licenses and our network affiliation agreements to continue indefinitely. We performed transitional impairment tests on our broadcast licenses and network affiliation agreements at the level of separate identifiable assets and recorded a transitional broadcast license impairment charge of $722 ($458 after tax) at our broadcasting business during the first quarter ended March 24, 2002, which is reported as a component of the cumulative effect of accounting change in the consolidated statements of earnings. No impairment resulted from our 2002 annual impairment test.

There were no changes in the carrying amount of the major classes of indefinite-lived intangible assets in the first quarter ended March 23, 2003.

Goodwill
--------

In 2002, we performed transitional impairment tests on the goodwill of six of our reporting units with goodwill. As a result, we recorded a transitional goodwill impairment charge of $6,948 ($6,051 after tax) at our direct marketing services business during the first quarter ended March 24, 2002, which is reported as a component of the cumulative effect of accounting change in the consolidated statements of earnings. For goodwill amortization that was nondeductible for income tax purposes, the transitional goodwill impairment charge is also nondeductible. No impairment resulted from our 2002 annual impairment test.

There were no changes in the carrying amount of goodwill in the first quarter ended March 23, 2003.

6        NOTES PAYABLE TO BANKS

We have a $120,000 bank revolving credit agreement, expiring April 30, 2004, to support our cash requirements. Borrowings under this credit agreement are at the Base Rate (derived from prime or Federal Fund rates) or at the LIBOR based rate. As of March 23, 2003, we had borrowings of $75,870 under the credit agreement, including $4,870 bearing interest at the Base Rate of 4.25% and $71,000 bearing interest at the LIBOR based rate of 2.21%.

7        DISCONTINUED OPERATIONS

In January 2002, we announced the closure of Fox Cities Newspapers, a business in our publishing segment located in Appleton, Wisconsin. On April 29, 2002, we decided to liquidate IPC Communications Services, S.A., a business in our printing services segment located in Roncq, France.

The following table summarizes the results of operations of Fox Cities Newspapers and IPC Communication Services, S.A., during the first quarter ended March 24, 2002 and March 23, 2003:

                          JOURNAL COMMUNICATIONS, INC.
         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                                               First Quarter Ended
                                                        --------------------------------
                                                        March 24, 2002    March 23, 2003
                                                        --------------    --------------
        Revenue .....................................   $        1,610    $           --
        Loss before income tax benefit of $2,667 ....   $       (1,072)   $           --

There were no assets or liabilities of Fox Cities Newspapers or IPC Communication Services, S.A. included in the consolidated balance sheet at December 31, 2002 and the unaudited consolidated condensed balance sheet at March 23, 2003.

8        EXIT ACTIVITY

Effective January 1, 2003, we adopted Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity initiated after December 31, 2002 be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan.

In February 2003, we announced the closure of our CD-ROM mastering and replication facility, a business in our printing services segment, in Foothill Ranch, California. These functions will be performed by third parties, eliminating the need for all 33 employees, and will allow us to focus on our core printing services business. This action is expected to be completed in May 2003. We expect to incur expenses of $517. These costs are reported as selling and administrative expenses in the unaudited consolidated condensed statement of earnings. The liability is reported as accrued employee benefits in the unaudited consolidated condensed balance sheets.

                                                   Liability at                            Liability at
                                        Expected    January 1,   Charges/     Payments/      March 23,
                                         Costs         2003      Additions    Reductions       2003
                                       ----------   ----------   ----------   ----------    ----------
Employee severance and benefits ....   $      231   $       --   $      214   $     (132)   $       82
Facility costs .....................          261           --           78          (78)           --
Other ..............................           25           --           25          (25)           --
                                       ----------   ----------   ----------   ----------    ----------
Total ..............................   $      517   $       --   $      317   $     (235)   $       82
                                       ==========   ==========   ==========   ==========    ==========

REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholder
 The Journal Company


We have audited the accompanying balance sheet of The Journal Company (the Company) as of May 12, 2003. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of May 12, 2003, in conformity with accounting principles generally accepted in the United States.

                                               /s/ Ernst & Young LLP

May 12, 2003
Milwaukee, Wisconsin

                               THE JOURNAL COMPANY
                          BALANCE SHEET AT MAY 12, 2003



ASSETS

Cash ................................................................   $    100
                                                                        ========


SHAREHOLDER'S EQUITY

Class A common stock, par value $0.01 per share;
     170,000,000 shares of class A common stock authorized,
     100 shares of class A common stock issued and outstanding ......   $      1
Additional paid-in capital ..........................................         99
                                                                        --------
Total ...............................................................   $    100
                                                                        ========



See accompanying note

                               THE JOURNAL COMPANY
                              NOTE TO BALANCE SHEET
                                  MAY 12, 2003


ORGANIZATION OF THE JOURNAL COMPANY

The Journal Company, a Wisconsin corporation, was formed on May 9, 2003 for purposes of facilitating the share exchange between Journal Communications, Inc. and The Journal Company. The Journal Company has no operations, except as contemplated by the Agreement and Plan of Share Exchange, dated as of May , 2003, by and between The Journal Company and Journal Communications, Inc. Journal Communications, Inc. is the sole shareholder of The Journal Company. The principal executive office of The Journal Company is located at 333 West State Street, Milwaukee, Wisconsin 53203.

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                       [Journal Communications, Inc. Logo]

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

     The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

     Registration fee ...........................................  $  20,225
     NASD filing fee ............................................  $  25,500
     New York Stock Exchange listing fee ........................          *
     Printing costs .............................................          *
     Legal fees and expenses ....................................          *
     Accounting fees and expenses ...............................          *
     Blue sky fees and expenses .................................          *
     Miscellaneous ..............................................          *
       Total ....................................................  $_______*
    *To be completed by amendment

     All of the above expenses except the Registration fee and NASD filing fee are estimates. All of the above expenses will be borne by the Registrant.

Item 14. Indemnification of Directors and Officers.

     The Bylaws of the Registrant provide that the directors and officers of the Registrant, members of the committee formed under Article 2 of the Registrant's Articles of Incorporation, any trustee of any employee benefit plan of the Registrant and any person serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture or trust are entitled to mandatory indemnification from the Registrant against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses (i) to the extent such persons are successful in the defense of a proceeding and (ii) in proceedings in which the person is not successful in defense thereof, unless (in the latter case only) it is determined that such person breached or failed to perform his or her duties to the Registrant and such breach or failure constituted: (a) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the person had a material conflict of interest; (b) a violation of the criminal law, unless the person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the person derived an improper personal profit; or (d) willful misconduct. It should be noted that the Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. In addition, the Wisconsin Business Corporation Law would require mandatory indemnification of directors and officers of the Registrant under certain circumstances, as more fully described in Sections
180.0850 through 180.0859 thereof. Additionally, under the Wisconsin Business Corporation Law, directors of the Registrant are not subject to personal liability to the Registrant, its shareholders or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

     Expenses for the defense of any action for which indemnification may be available are required to be advanced by the Registrant under certain circumstances.

     The indemnification provided by the Wisconsin Business Corporation Law and the Registrant's Bylaws is not exclusive of any other rights to which a director, officer or other person may be entitled. The


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general effect of the foregoing provisions may be to reduce the circumstances under which an officer, director or other person may be required to bear the economic burden of the foregoing liabilities and expense.

     The Registrant also maintains director and officer liability insurance against certain claims and liabilities which may be made against the Registrant's former, current or future directors or officers or persons serving at the request of the Registrant or positions with other entities as described above.

Item 15. Recent Sales of Unregistered Securities.

     None.


Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

(b)  Financial Statement Schedules.

Report of Independent Auditors on Schedule

The Board of Directors and Shareholders
Journal Communications, Inc.

We have audited the consolidated financial statements of Journal Communications, Inc. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated January 28, 2003 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                     /s/ Ernst & Young LLP


January 28, 2003
Milwaukee, Wisconsin


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                          JOURNAL COMMUNICATIONS, INC.

          SCHEDULE II - CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

                  Years ended December 31, 2002, 2001, and 2000
                                 (in thousands)

                         Balance at   Additions                                          Balance at
                         Beginning    Charged to      Acquisitions                          End
Description               of Year      Earnings    Divestitures/(1)/   Deductions/(2)/    of Year
-----------              ----------   ----------   -----------------   ---------------   ----------
Allowance for doubtful accounts:

2002                       $ 5,477      $ 3,944          $  -               $2,968         $ 6,453

2001                       $ 3,993      $ 5,206          $(59)              $3,663         $ 5,477

2000                       $ 4,008      $ 3,185          $  -               $3,200         $ 3,993


Reserve for litigation:

2002                       $10,000      $(4,100)         $  -               $5,900         $     -

2001                       $ 4,350      $ 5,650          $  -               $    -         $10,000

2000                       $ 2,834      $ 4,445          $  -               $2,929         $ 4,350

(1) During 2001, $59,000 was deducted from the allowance for doubtful accounts due to the sale of the Milwaukee operation of our label printing business.

(2) Deductions from the allowance for doubtful accounts equal accounts receivable written off, less recoveries, against the allowance. The deduction from the reserve for litigation in 2000 represents a settlement payment and the deduction in 2002 represents the final settlement. Please see Note 8 of our Notes to Consolidated Financial Statements.

     All other schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Item 17. Undertakings.

     (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense


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of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on May 14, 2003.

                                       THE JOURNAL COMPANY


                                       By: /s/ Steven J. Smith
                                           ------------------------------------
                                           Steven J. Smith
                                           Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Steven J. Smith and Paul M. Bonaiuto, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Signature                                      Title                                   Date
      ---------                                      -----                                   ----

/s/ Steven J. Smith
------------------------------     Chairman of the Board and Chief Executive             May 14, 2003
Steven J. Smith                    Officer (Principal Executive Officer)

/s/ Paul M. Bonaiuto
------------------------------     Executive Vice President and Chief Financial          May 14, 2003
Paul M. Bonaiuto                   Officer (Principal Financial Officer)

/s/ Anne M. Bauer
------------------------------     Vice President and Controller (Principal              May 14, 2003
Anne M. Bauer                      Accounting Officer)

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

                                  EXHIBIT INDEX
 Exhibit
 Number                                     Document Description
 ------                                     --------------------
 (1)        Form of Underwriting Agreement*

 (2)        Agreement and Plan of Share Exchange, dated as of           , 2003, between The Journal
            Company and Journal Communications, Inc.*

 (3.1)      Articles of Incorporation of The Journal Company*

 (3.2)      Bylaws of The Journal Company*

 (4.1)      Credit Agreement, dated May 31, 2002, among Journal Communications, Inc. and certain of its subsidiaries parties thereto, several lenders parties thereto and U. S. Bank National
            Association, as lead arranger and administrative agent (incorporated by reference to Exhibit
            10 to the Quarterly Report on Form 10-Q of Journal Communications, Inc. for the quarter ended June 16, 2002 [Commission File No. 0-7831])

 (4.2)      First Amendment to Credit Agreement, dated May 2, 2003, among Journal Communications, Inc.
            and certain of its subsidiaries parties thereto, several lenders parties thereto and U.S.
            Bank National Association, as lead arranger and administrative agent (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Journal Communications,
            Inc. for the quarter ended March 23, 2003 [Commission File No. 0-7831])

 (4.3)      Shareholders Agreement, by and among Journal Communications, Inc., The Journal Company,
            Matex Inc. and Abert Family Journal Stock Trust, dated as of May 12, 2003*

 (4.4)      The Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended (incorporated by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q of Journal Employees' Stock
            Trust for the quarter ended June 30, 2001 [Commission File No. 0-7832])

 (5)        Opinion of Foley & Lardner*

(10.1)      Journal Communications, Inc. Management Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Annual Report on Form 10-K of Journal Communications, Inc. for the
            year ended December 31, 2002 [Commission File No. 0-7831])

(10.2)      Journal Communications, Inc. Management Annual Incentive Plan (incorporated by reference to
            Exhibit 10.3 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831])

(10.3)      Journal Communications, Inc. Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K of Journal Communications, Inc.
            for the year ended December 31, 2002 [Commission File No. 0-7831])

(10.4)      Journal Communications, Inc. Supplemental Benefit Plan (incorporated by reference to Exhibit
            10.5 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended
            December 31, 2002 [Commission File No. 0-7831])

(10.5)      The Journal Company 2003 Equity Incentive Plan*

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

Exhibit
Number                                     Document Description
------                                     --------------------
(10.6)      The Journal Company 2003 Employee Stock Purchase Plan*

(21)        Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 of the Annual
            Report on Form 10-K of Journal Communications, Inc. for the year ended December 31,
            2002[Commission File No. 0-7831])

(23.1)      Consent of Independent Auditors

(23.2)      Consent of Foley & Lardner (contained in Exhibit 5)*

(24)        Powers of Attorney (contained on the signature page hereto)

---------------------------------
*  To be filed by amendment


                                      E-2